Exhibit 99.2

YOUR VOTE IS IMPORTANT
PLEASE VOTE THE WHITE PROXY TODAY

December 21, 2015

Dear Fellow EZchip Semiconductor Ltd. Shareholder,

The January 19, 2016 Extraordinary General Meeting to vote on the proposed merger with Mellanox Technologies is fast approaching. You have an opportunity to ensure that EZchip combines with Mellanox, providing an immediate cash payment of $25.50 per share to you, reflecting a significant cash premium for EZchip shareholders, beyond what our Board and financial advisors believe can be achieved on a stand-alone basis.  Your vote is extremely important; no matter how many shares you hold, please make sure your voice is heard.

As founder and CEO of EZchip, I take seriously my fiduciary responsibility to you – the owners of EZchip. You have supported EZchip and you deserve to be rewarded for that support. I strongly believe that the value being offered today—which equals a 33.1% premium and 31.2% premium over the respective volume-weighted average closing prices of EZchip’s ordinary shares over the 12-month period and 3-month period prior to the transaction’s public announcement represents a full and fair value for the Company, particularly given industry dynamics.

As EZchip’s largest individual shareholder, I want to emphasize that my interests are directly aligned with yours. The Board and I are focused on delivering fair and full value to all EZchip shareholders.  As such I, together with the Board, comprehensively evaluated strategic options available to EZchip, including our standalone prospects and believe strongly – now more than ever – that the Mellanox transaction is in the best interest of all shareholders, as well as our customers, employees and the Company.

EZCHIP HAS COMPREHENSIVELY EXPLORED ITS OPTIONS AND THE BOARD BELIEVES THE
MELLANOX TRANSACTION IS THE BEST OUTCOME FOR EZCHIP SHAREHOLDERS

EZchip recently concluded a 30-day “go-shop” period, during which Barclays, the company’s financial advisor, approached 31 potential buyers on behalf of EZchip to determine their interest in exploring a potential transaction.

None of the parties contacted submitted a proposal to acquire EZchip, and no other party approached either EZchip or Barclays expressing interest in the Company. While one of the 31 parties signed a confidentiality agreement and held a conference call with EZchip’s management and Barclays, the party subsequently notified Barclays that it was not interested in a transaction with EZchip.

The results of this go-shop period, coupled with the initial sale process, affirm the Board’s belief that the proposed transaction with Mellanox represents the best available outcome for EZchip shareholders.

THE VALUE EZCHIP SHAREHOLDERS ARE BEING OFFERED IS FAR SUPERIOR TO EZCHIP’S STANDALONE PROSPECTS, GIVEN THE RISKS AND CHALLENGES THE COMPANY FACES

Changes in our markets have made it abundantly clear that a combination with Mellanox provides a better, more certain path to get EZchip’s technology into the marketplace than if we were to do it alone. There are new market challenges that have reduced our outlook for the NPS-400 and TILE MX product lines that underscore our conclusion that the transaction with Mellanox is in the best interests of our shareholders. Key challenges facing a standalone EZchip include:

•
In today’s operating environment, scale matters – We have seen an unprecedented wave of consolidation in the semiconductor industry, which has created a challenging environment for smaller semiconductor companies, such as EZchip, to compete given their lack of scale.

▪	Customers are expressing clear preference for larger semiconductor suppliers who can more economically secure intellectual property and outsource wafer fabrication.

•	While EZchip is the clear leader in network processors (NPU), NPUs represent a small addressable market
▪
EZchip’s largest target routing customers are now developing NPUs in house, including Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35% EZchip revenue in Q1-Q3 2015). Alcatel-Lucent has always developed NPUs in house.

▪	History with Juniper shows that winning Cisco back is very difficult due to its software investments around in-house ASIC.

•	EZchip’s next generation NPS leapfrogs the competition and it has won three Tier-1 white box and data center customers; however, the expected revenue stream from these design wins is unclear.
▪	Other non-NPU third party chips with lower-cost routing solutions have reduced the NPS-400 addressable market.

•
Multicore market has significant entry challenges – The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3 billion estimate for 2017)1, but in contrast to the NPU market, the TAM has greater barriers to entry given competitive landscape.

The Board strongly believes that the certainty of the current Mellanox cash offer outweighs that of the standalone company and compensates shareholders for their investment while eliminating future execution risks.

1 The Linley Group.

2

THE MELLANOX TRANSACTION IS IN THE BEST INTEREST OF SHAREHOLDERS OFFERING AN
IMMEDIATE CASH PREMIUM; U.S. AND ISRAELI INDEPENDENT PROXY ADVISORY FIRMS AGREE
WITH EZCHIP

The Mellanox offer of $25.50 provides significant, compelling and immediate cash value to EZchip shareholders. It recognizes the synergies involved in the transaction, the value of NPS-400 and TILE-MX products and takes into account the decline in market value for legacy NPU products following Cisco's decision to go in-house for development.

A leading proxy advisory firm in the U.S., Institutional Shareholder Services (“ISS”), and the leading proxy advisory firm in Israel, Entropy Financial Research Services Ltd. (“Entropy”), recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox.2

In its October 29, 2015 report, ISS stated:

•	“A vote FOR this proposal is warranted given:
o	The reasonable valuation multiples;
o	The downside potential in an adverse scenario for sales of NPS-400.”

•	“…The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround.”

In its November 2, 2015 report, Entropy stated:

•
“In conclusion, as we examine this transaction, we believe that the alignment of interests of the CEO of the Company, who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip's shareholders.”

PROTECT YOUR INVESTMENT
VOTE “FOR” THE MELLANOX MERGER TODAY

As an EZchip shareholder, your choice is clear: vote for significant, compelling and immediate value today.

Your Board unanimously recommends that you vote “FOR” the Merger Proposal. Your vote is extremely important, no matter how many or how few shares you own. The affirmative vote of 75% of the shares voting on the Merger are needed for passage, accordingly each and every vote is very important.  Make sure your voice is heard.  Please vote your shares today.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 1-800-322-2885, +1-212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

2 Permission to use quotations neither sought nor obtained

3

On behalf of our Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Eli Fruchter
Chief Executive Officer and Director

For more information, please see EZchip’s proxy statement for the Extraordinary General Meeting, enclosed to this letter. EZchip urges all shareholders to review the proxy statement, the merger agreement and other materials as they contain important detailed information about the merger agreement and the reasons why the EZchip Board approved the merger agreement and unanimously recommended that the EZchip shareholders vote in favor of the Mellanox merger.

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

4

EZCHIP SEMICONDUCTOR LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
(Originally published on November 19, 2015)

To the Shareholders of EZchip Semiconductor Ltd. (the “Company”):

The Company cordially invites you to attend the Extraordinary General Meeting of Shareholders of the Company (the “General Meeting”) to be held on Tuesday, January 19, 2016 at 8:00 p.m. (Israel time), at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel (the telephone number at that address is +972-4-959-6666), and thereafter, as it may be adjourned from time to time.

The agenda for the General Meeting is (a) the approval of (i) the Agreement of Merger dated as of September 30, 2015 by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 to the Agreement of Merger, dated as of November 17, 2015 (as amended, the “Merger Agreement”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as will be detailed in the Company’s proxy statement for the General Meeting; and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Record Date

Only shareholders of record at the close of business on December 18, 2015 (the “Record Date”) will be entitled to receive notice of, and to vote at, the General Meeting.

A shareholder, whose Ordinary Shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), is required to prove his or her share ownership to vote at the General Meeting.  Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only).  Such a request should be made in advance for a specific securities account.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

The approval of the Merger Proposal requires the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to January 26, 2016, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

i

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”).  Position Notices must be in English and may be sent to the Company’s offices at the address below.  Any Position Notice received will be furnished to the United States Securities and Exchange Commission (the “ SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.  The last date for issuance of such Position Notices to the Company is January 9, 2016, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL was November 26, 2015.  No request to include a proposal in accordance with Section 66(b) of the ICL was received by the Company prior to the due date.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice.  Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 1 Hatamar Street, Yokneam 2069206, Israel, during regular business hours and subject to prior coordination.  The Company’s phone number is +972-4-959-6666.

By Order of the Board of Directors Benny Hanigal Chairman of the Board of Directors

ii

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JANUARY 19, 2016

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at the Extraordinary General Meeting of Shareholders (which, as it may be adjourned or postponed from time to time, we refer to as the General Meeting), to be held at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, on Tuesday, January 19, 2016, at 8:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice (which was originally published on November 19, 2015), letter to shareholders and proxy card on or about December 21, 2015 to the holders of our Ordinary Shares entitled to notice of, and to vote at, the General Meeting.  All references to “EZchip” “the Company,” “we,” “us,” “our” and “our Company,” or words of like import, are references to EZchip Semiconductor Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the General Meeting, shareholders will be asked to consider and vote on (a) the approval of (i) the Agreement of Merger dated as of September 30, 2015, as amended by Amendment No. 1 on November 17, 2015 (which we refer to as the Merger Agreement), by and among the Company, Mellanox Technologies, Ltd., an Israeli company whose shares are listed on the NASDAQ Global Select Market (which we refer to as Parent or Mellanox), and Mondial Europe Sub Ltd., a private Israeli company and a wholly-owned subsidiary of Parent (which we refer to as Merger Sub); (ii) the merger of Merger Sub with and into the Company pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the ICL), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (which we refer to as the Merger); (iii) the consideration of US$25.50 in cash (which we refer to as the Merger Consideration), without interest and subject to applicable withholding taxes, for each ordinary share of the Company, par value NIS 0.02 per share (which we refer to as an Ordinary Share) held by the Company’s shareholders as of immediately prior to the effective time of the Merger: and (iv) all other transactions and arrangements contemplated by the Merger Agreement; and (b) the determination that the foregoing is in the best interest of the Company (we refer to the foregoing collectively as the Merger Proposal).

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Shareholders Entitled to Vote

Shareholders of record who held Ordinary Shares at the close of business on December 18, 2015 (which we refer to as the Record Date), are entitled to notice of, and to vote at, the General Meeting.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE) may vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name”.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the General Meeting, but may not actually vote their shares in person at the General Meeting.  For those beneficial owners, the bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

As of December 18, 2015, the Record Date, there were 30,271,371 Ordinary Shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the General Meeting.

Quorum

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.  The Merger Proposal does not allow for discretionary voting by banks, brokers or other nominees.

Vote Required

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company (i.e. Merger Sub) or by a person holding 25% or more of any kind of means of control in the other merging company (i.e. Parent or any person holding 25% or more of any kind of means of control of Parent), the merger will not be approved if a majority of the shareholders present and voting at the General Meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company.  Under the Merger Agreement, Parent has represented that neither it nor any person referred to in Section 320(c) of the ICL with respect to Parent and Merger Sub owns directly or indirectly any of our Ordinary Shares and based on the public filings of Parent and its shareholders, as of the Record Date, no shareholder of Parent holds 25% or more of the ordinary shares of Parent or any other kind of means of control of Parent. Accordingly, the special voting requirements of Section 320(c) of the ICL are not applicable to the vote on the Merger.

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Parent, 25% or more of the ordinary shares or other kind of means of control of Merger Sub).  If you think that this statement is incorrect, please contact the Company’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (banks and brokers call collect at (212) 929-5500).  If you hold your shares in “street name,” you may also contact the representative managing your account, who may contact MacKenzie Partners, Inc. on your behalf.

Each Ordinary Share is entitled to one vote at the General Meeting.  If two or more persons are registered as joint owners of any Ordinary Share, the right to attend the General Meeting shall be conferred upon all of the joint owners, but the right to vote at the General Meeting and/or the right to be counted as part of the quorum required for the General Meeting shall be conferred exclusively upon the senior among the joint owners attending the General Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Only Ordinary Shares that are voted will be counted towards determining whether the Merger Proposal is approved by shareholders.  Ordinary Shares present at the General Meeting that are not voted or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote (including broker non-votes) will not be counted in determining whether the Merger Proposal is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

Proposed Resolution

It is proposed that the following resolution be adopted at the General Meeting:

RESOLVED, (a) to approve the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger, pursuant to Sections 314-327 of the ICL, of the Company with Merger Sub, an Israeli company and a wholly-owned subsidiary of Parent; (iii) the payment of the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, and (b) that the Merger Proposal is in the best interest of the Company (all capitalized terms are as defined in this Proxy Statement).

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

Proxies

All Ordinary Shares represented by properly executed proxies received by us no later than four (4) hours prior to the General Meeting and not revoked prior to or at the General Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will not be voted at the General Meeting.

Revocation of Proxies

A shareholder returning a proxy may revoke it at any time prior to commencement of the General Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy.  In addition, any person who has executed a proxy and is present at the General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given.  Any written notice revoking a proxy should be sent to us at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, Attention: Chief Financial Officer.  Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the General Meeting.  We have retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the General Meeting for a fee of approximately $150,000, plus reimbursement of reasonable out-of-pocket expenses.  In addition to solicitation by mail, MacKenzie Partners’ employees and the Company’s directors, officers and employees may solicit proxies from shareholders by telephone, email, personal interview or otherwise.  The Company’s directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements.  The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

TABLE OF CONTENTS
INTRODUCTION	1
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING	5
RISK FACTORS	10
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	12
THE EXTRAORDINARY GENERAL MEETING	13
Time and Place of the General Meeting	13
Purposes of the General Meeting; Proposed Resolution	13
Recommendation of the Board of Directors of EZchip	13
Record Date, Shareholders Entitled to Vote	13
Quorum	14
Voting Rights and Vote Required	14
Adjournment	15
Voting Procedures; Revoking Proxies or Voting Instructions	15
Solicitation of Proxies	16
Questions and Additional Information	16
THE MERGER PROPOSAL	17
THE PARTIES TO THE MERGER	17
Our Company	17
Parent	17
Merger Sub	17
THE MERGER	18
Background of the Merger	18
Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Our Board	25
No Appraisal Rights; Objections by Creditors	29
Opinion of Our Financial Advisor	29
Financing of the Merger	36
Material Tax Consequences of the Merger	36
Regulatory Matters	40
Interests of Our Directors and Executive Officers in the Merger Proposal	42
THE MERGER AGREEMENT	45
MARKET PRICE INFORMATION	60
BENEFICIAL OWNERSHIP OF ORDINARY SHARES	61
WHERE YOU CAN FIND MORE INFORMATION	62
OTHER MATTERS	62
Appendix A-1 – Agreement of Merger, dated as of September 30, 2015, by and among EZchip Semiconductor Ltd., Mellanox Technologies, Ltd. and Mondial Europe Sub Ltd.	A - 1
Appendix A-2 – Amendment No. 1 to Agreement of Merger, dated as of November 17, 2015, by and among EZchip Semiconductor Ltd., Mellanox Technologies, Ltd. and Mondial Europe Sub Ltd.	A - 2 - 1
Appendix B – Opinion of Barclays Capital Inc.	B - 1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the General Meeting and the Merger Proposal.  These questions and answers may not address all the questions that may be important to you as a shareholder of EZchip.  Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 62.

Q:	Why am I receiving this proxy statement?
A:
On September 30, 2015, our Company entered into an Agreement of Merger (which we refer to as the Original Agreement) with Mellanox Technologies, Ltd., an Israeli company whose shares are listed on the NASDAQ Global Select Market (which we refer to as Parent or Mellanox), and Mondial Europe Sub Ltd., a private Israeli company and a wholly-owned subsidiary of Parent (which we refer to as Merger Sub).  On November 17, 2015, the Company, Parent and Merger Sub entered into Amendment No. 1 to Agreement of Merger (we refer to Original Agreement as amended by Amendment No.1, as the Merger Agreement). Our Board is soliciting proxies for the Extraordinary General Meeting of Shareholders of our Company for the purpose of approving the Merger Proposal, which we refer to as the General Meeting.  You are receiving this Proxy Statement because you owned ordinary shares of our Company, which we refer to as Ordinary Shares, on December 18, 2015, the Record Date, and that entitles you to vote at the General Meeting.  By use of a proxy, you can vote on the Merger Proposal to be acted on at the General Meeting whether or not you attend the General Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?
A:
You are being asked to vote on a resolution (a) for the approval of (i) the Merger Agreement, (ii) the merger of Merger Sub with and into the Company, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (which we refer to as the Merger); (iii) the consideration of $25.50 in cash (which we refer to as the Merger Consideration), without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement; and (b) that the foregoing is in the best interest of the Company (we refer to the foregoing collectively as the Merger Proposal).

Q:	What will I receive in the Merger?
A:
Upon completion of the Merger, you will have the right to receive $25.50 in cash per Ordinary Share held by you immediately prior to the effective time of the Merger, which we refer to as the Merger Consideration, without any interest thereon, subject to applicable withholding taxes, if any.  You will not have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?
A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger during the first quarter of 2016, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond the control of the Company and Parent, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed.  Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date on which the Merger Proposal is approved by our shareholders (the sole shareholder of Merger Sub has approved the Merger Agreement).  See the section of this Proxy Statement entitled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 56 for a summary description of these conditions.

The Merger Agreement may be terminated by either party if the Merger is not completed by April 16, 2016 (unless this date has been extended by mutual agreement of Parent and us), so long as the terminating party’s breach of the Merger Agreement has not been a principal cause of, or primarily resulted in, the failure to close the Merger by this date.

Q:	Are there risks I should consider in deciding how to vote on the Merger?
A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 10.
Q:	When and where is the General Meeting?
A:	The General Meeting will be held on January 19, 2016, at 8:00 p.m. (Israel time) at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel.
Q:	What vote is required for EZchip’s shareholders to approve the Merger Proposal?
A:
Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  We refer to this as the Company Shareholder Approval.

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company (i.e., Merger Sub) or by a person holding 25% or more of any kind of means of control in the other merging company (i.e., Parent or any person holding 25% or more of any kind of means of control of Parent), the merger will not be approved if a majority of the shareholders present and voting at the General Meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company.  Under the Merger Agreement, Parent has represented that neither it nor any person referred to in Section 320(c) of the ICL with respect to Parent and Merger Sub owns directly or indirectly any of our Ordinary Shares, and  based on the public filings of Parent and its shareholders, as of the Record Date, no shareholder of Parent holds 25% or more of the ordinary shares of Parent or any other kind of means of control of Parent.  Accordingly, the special voting requirements of Section 320(c) of the ICL are not applicable to the vote on the Merger.

Q:	Are there any voting agreements with existing shareholders?
A:	No.
Q:	How does EZchip’s Board of Directors recommend that I vote?
A:
Our Board of Directors has determined unanimously that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

For additional information see the sections of this Proxy Statement entitled “The Merger —Background of the Merger” beginning on page 18 and “The Merger – Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Our Board” beginning on page 25.

Q:	Should I send my share certificates now?
A:
No.  Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.  If you are a holder of record immediately prior to the effective time of the Merger, promptly after the Merger is completed, a paying agent appointed by Parent (which we refer to as the Paying Agent) will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including, to the extent applicable, a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether you are an Israeli resident and satisfy other conditions, which we refer to as the Tax Declaration Form, to facilitate payment of the Merger Consideration for each Ordinary Share held by you immediately prior to the effective time of the Merger.  You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions.  The Paying Agent will send the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form) and other required documents, including, to the extent applicable, the Tax Declaration Form.  If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration.  You may be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and, to the extent applicable, a Tax Declaration Form prior to receiving the Merger Consideration.

If you are a United States Holder (as defined in this Proxy Statement), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger – Material Tax Consequences of the Merger – Material United States Federal Income Tax Consequences” beginning on page 36 if you do not deliver an IRS Form W-9 or Form W-8 (as applicable.)  If you do not deliver a valid certificate issued by the Israeli Tax Authority that provides full exemption from Israeli tax withholding or, to the extent applicable, you do not deliver a Tax Declaration Form or you indicate on the Tax Declaration Form that you are a resident of Israel or that you do not satisfy the other conditions required thereon, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger – Material Tax Consequences of the Merger – Material Israeli Income Tax Consequences” beginning on page 36.

If your shares are traded through the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE), you will receive the Merger Consideration through the bank or financial institution through which you hold your shares, which will also be responsible for administering Israeli tax withholding.

Q:	What will happen to EZchip share options and restricted share units (RSUs)?
A:
At the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding that is vested and exercisable as of the effective time of the Merger will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option  and (ii) the number of Ordinary Shares such holder had the right to purchase if such holder had exercised such option in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any option that has an exercise price per Ordinary Share that is greater than the Merger Consideration will be canceled without any payment.

As of the date of the Merger Agreement, all of the outstanding options to acquire Ordinary Shares of the Company are vested and exercisable.

At the effective time of the Merger, each unvested and outstanding restricted share unit (RSU) of EZchip will be assumed by Mellanox and converted into a restricted share unit of Mellanox, with the number of ordinary shares of Mellanox issuable upon the vesting of each such Mellanox restricted share unit determined by reference to the $25.50 per share merger consideration and the average closing price of Mellanox’s ordinary shares for the five trading days immediately preceding the effective time of the Merger.

Q:	What effects will the proposed Merger have on our Company?
A:
As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Mellanox.  Following the completion of the proposed Merger, the registration of our Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC.  In addition, upon completion of the proposed Merger, our Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market (which we refer to as NASDAQ) and the TASE.

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed for any reason, our shareholders will not receive the Merger Consideration for their Ordinary Shares.  Instead, we will remain a public company and the Ordinary Shares will continue to be listed on NASDAQ and the TASE.  Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to reimburse Parent for its expenses as described in the section of this Proxy Statement entitled “The Merger Agreement – Remedies – Reimbursement of Expenses” beginning on page 58.

Q:	What interests do the directors and executive officers of our Company have in the Merger Proposal?
A:
In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from the interests of our shareholders in general, including, among other things, the fact that:

•
The Merger Agreement provides for the termination of service of the non-executive members of our Board of Directors, which in accordance with the terms of their RSU award agreements will result in the accelerated vesting of any such RSUs held by them that are unvested at such time.

•
The Merger Agreement provides for the termination of service of our executive officers (namely, Eli Fruchter, Amir Eyal and Dror Israel), which in accordance with the terms of their RSU award agreements will result in the accelerated vesting of any such RSUs held by them that are unvested at such time.

•	Our directors and executive offers are entitled to certain indemnification and insurance as provided for in the Merger Agreement.

For additional details, see “The Merger – Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 42.

Our Board of Directors was aware of these different interests in determining to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to our shareholders that they vote in favor of the Merger Proposal.

Q:	What do I need to do now?
A:
This Proxy Statement contains important information regarding the Merger Proposal, as well as information about us.  It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger.  You are urged to read this Proxy Statement carefully and in its entirety.  You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope.  You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 62.

Q:	How do I vote?
A:
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the General Meeting.  Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically as described below. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

The General Meeting will take place on January 19, 2016, at 8:00 p.m. (Israel time) at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel.  Whether or not you submit a proxy, you may attend the General Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?
A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, Attention: Chief Financial Officer, so it is received prior to the General Meeting.  Ordinary Shares represented by properly executed proxies received by us no later than four (4) hours prior to the General Meeting will be voted at the General Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the General Meeting and vote in person.  Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me if I do not provide instructions?
A:
No. Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote.  If you do not provide instructions to your bank, broker or other nominee, your shares will not be voted at the General Meeting.  You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares.  If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you hold shares through members of the TASE, you may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Q:	Who can vote at the General Meeting?
A:
Only those holders of record of outstanding Ordinary Shares at the close of business on December 18, 2015, the Record Date for the General Meeting, are entitled to notice of, and to vote at the General Meeting.  As of the Record Date, there were 30,271,371 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the General Meeting?
A:
The Record Date for the General Meeting is earlier than the General Meeting and the date that the Merger is expected to be completed.  If you transfer your Ordinary Shares after the Record Date but before the General Meeting, you will retain your right to vote at the General Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares.  In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?
A:
No.  Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger – No Appraisal Rights; Objections by Creditors” on page 29.

Q:	Who can help answer my questions?
A:
If you have additional questions about the Merger Agreement or the Merger Proposal, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 12, you should carefully consider the following risk factors in determining how to vote at the General Meeting.  The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3, “Key Information – Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 56, including, among others:

•	the approval of the Merger Proposal by the Company’s shareholders;

•	the receipt of clearance of the Committee on Foreign Investment in the United States (which we refer to as CFIUS);

•	the approval of the Israeli Investment Center of the Ministry of Economy of the State of Israel to the change of control of the Company;

•	not more than 33% of a list of designated employees shall have terminated their employment with the Company or tendered their resignation; and

•	that no Company Material Adverse Effect (as defined hereafter) has occurred since signing.

No assurance can be given that each of the conditions will be satisfied.  If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement – Termination of the Merger Agreement” beginning on page 57.  If the Merger is not completed (including in the event the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to reimburse Parent for certain of its expenses if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement – Remedies – Reimbursement of Expenses” beginning on page 58;

•	we will be required to pay certain costs relating to the Merger, including substantial legal, accounting, public relations and proxy solicitation fees, whether or not the Merger is completed;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies;

•	we could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement; and

•
during the period before completion of the Merger our management’s attention was and will be diverted from the day-to-day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers, suppliers and other business partners.

If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, business, financial condition, results of operations or prospects.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

If the Merger is not consummated by April 16, 2016, either we or Parent may choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 56.  Certain of these conditions are beyond our control, such as if the Merger does not receive clearance of CFIUS.  In addition, the Merger cannot be consummated until after (i) the completion of a 50-day waiting period commencing on the date of the filing of the merger proposal by both merging companies with the Companies Registrar and (ii) 30 days after the Company Shareholder Approval has been obtained.  If the Merger has not been completed by April 16, 2016, either the Company or Parent may terminate the Merger Agreement, except that this termination right is not available to a party, if the failure to consummate the Merger by April 16, 2016 solely arises from or is directly attributable to the failure by such party to perform any material obligation required to be performed by such party at or prior to the effective time of the Merger.

Our obligation to reimburse Parent’s expenses under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals after the end of the “go-shop” period may discourage other transactions that may be favorable to our shareholders.

Commencing from the end of the “go-shop” period on December 16, 2015 and until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, including in connection with the termination of the Merger Agreement following a change of the Board's recommendation, we will be obligated to reimburse Parent for up to $4.0 million of its expenses.  These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Mellanox and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability.  Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Company Shareholder Approval;

•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;

•	the Merger may involve unexpected costs, liabilities or delays;

•
our business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the outcome of any legal proceedings related to the Merger;

•	our Company may be adversely affected by other economic, business, and/or competitive factors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to recognize benefits of the proposed Merger; and

•	other risks to consummation of the proposed Merger, including the risk that the proposed Merger will not be consummated within the expected time period or at all.

Factors that may affect the future events, results, performance, circumstances or achievements of the Company also include, but are not limited to, the following: (i) the impact of general economic conditions, (ii) competitive products (including in-house customer developed products), (iii) product demand and market acceptance risks, (iv) customer order cancellations, (v) reliance on key strategic alliances, (vi) fluctuations in operating results, (vii) delays in development of highly-complex products, (viii) the integration of acquired businesses, and (ix) other risks and factors disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Introduction” and “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements.  We cannot guarantee any future results, including with respect to the Merger.  The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the General Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the General Meeting to be held on January 19, 2016, at 8:00 p.m. (Israel time), at our principal executive offices, at 1 Hatamar Street, Yokneam 2069206, Israel, and at any adjournment or postponement thereof.  We are mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 21, 2015 to all holders of Ordinary Shares entitled to notice of, and to vote at, the General Meeting.

Purposes of the General Meeting; Proposed Resolution

At the General Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

It is proposed that the following resolution be adopted at the General Meeting:

RESOLVED, (a) to approve the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger, pursuant to Section 314-327 of the ICL, of the Company with Merger Sub, an Israeli company and a wholly-owned subsidiary of Parent; (iii) the payment of the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, and (b) that the Merger Proposal is in the best interest of the Company (all capitalized terms are as defined in this Proxy Statement).

Our shareholders must approve the Merger Proposal by an affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy at the General Meeting (not taking into consideration abstentions) in order for the Merger to occur.  If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur.  For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 18 and 45, respectively.

Recommendation of the Board of Directors of EZchip

OUR BOARD OF DIRECTORS DETERMINED THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF EZCHIP AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER EZCHIP SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL.  See “The Merger – Our Reasons for Approving the Merger Proposal; Recommendations and Determination of Our Board” beginning on page 25.

Record Date; Shareholders Entitled to Vote

In accordance with the ICL and our Articles of Association, our Board of Directors has fixed December 18, 2015 as the record date for determining the shareholders entitled to notice of, and to vote at, the General Meeting.  Accordingly, you are entitled to notice of, and to vote at, the General Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  Shareholders who hold shares through members of the Tel Aviv Stock Exchange Ltd. in Israel (which we refer to as the TASE) may participate and vote at the General Meeting if they confirm their ownership as required by the ICL and its regulations.

As of December 18, 2015, the Record Date for the General Meeting, there were 30,271,371 Ordinary Shares outstanding and entitled to vote.  Your shares may be voted at the General Meeting only if you are present or your shares are represented by a valid proxy.

If, as of the Record Date, you held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you are considered to be beneficial owners of shares held in “street name”.  This Proxy Statement and other proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the General Meeting, but may not actually vote their shares in person at the General Meeting.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards.  For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

A quorum must be present in order for the General Meeting to be held.  Pursuant to the Company’s articles of association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If within half an hour from the time appointed for the holding of the General Meeting a quorum is not present, the General Meeting will stand adjourned until January 26, 2016 at the same time and place.  If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company (i.e., Merger Sub) or by a person holding 25% or more of any kind of means of control in the other merging company (i.e., Parent or any person holding 25% or more of any kind of means of control of Parent), the merger will not be approved if a majority of the shareholders present and voting at the General Meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company.  Under the Merger Agreement, Parent has represented that neither it nor any person referred to in Section 320(c) of the ICL with respect to Parent and Merger Sub owns directly or indirectly any of our Ordinary Shares, and based on the public filings of Parent and its shareholders, as of the Record Date, no shareholder of Parent holds 25% or more of the ordinary shares of Parent or any other kind of means of control of Parent.  Accordingly, the special voting requirements of Section 320(c) of the ICL are not applicable to the vote on the Merger.

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Parent, 25% or more of the ordinary shares or other kind of means of control of Merger Sub).  If you think that this statement is incorrect, please contact the Company’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (banks and brokers call collect at (212) 929-5500).  If you hold your shares in “street name,” you may also contact the representative managing your account, who may contact MacKenzie Partners, Inc. on your behalf.

Each Ordinary Share is entitled to one vote at the General Meeting.  If two or more persons are registered as joint owners of any Ordinary Share, the right to attend the General Meeting shall be conferred upon all of the joint owners, but the right to vote at the General Meeting and/or the right to be counted as part of the quorum required for the General Meeting shall be conferred exclusively upon the senior among the joint owners attending the General Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Only Ordinary Shares that are voted will be counted towards determining whether the Merger Proposal is approved by shareholders.  Ordinary Shares present at the General Meeting that are not voted or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote (including broker non-votes) will not be counted in determining whether the Merger Proposal is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal, the shares subject to such proxy card will not be voted at the General Meeting on such proposal but will be counted for purposes of determining whether a quorum exists.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners.  However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the General Meeting, without instructions from the customer.  Shares held by a bank, broker or nominee that are not voted at the General Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal and will have no effect on the result of the vote.

Adjournment

If within half an hour from the time appointed for the holding of the General Meeting a quorum is not present, the General Meeting will stand adjourned until one week thereafter at the same time and place.  If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

 If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the Record Date, you may vote (a) in person by attending the General Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will not be voted at the General Meeting but will be counted for purposes of determining whether a quorum exists.

Shares Held in “Street Name”

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee.  If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the General Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee.  If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Shares Traded on TASE

Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Voting of Proxies

 All shares represented at the General Meeting by valid proxies that we receive in time for the General Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy.  If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will not be voted at the General Meeting.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal and will have no effect on the result of the vote.

Revocation of Proxies

 You may revoke your proxy at any time before the vote is taken at the General Meeting by (a) delivering to us at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, Attention: Chief Financial Officer, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the General Meeting and voting in person (although attendance at the General Meeting will not, by itself, revoke a proxy).  Ordinary Shares represented by properly executed proxies received by us no later than four (4) hours prior to the General Meeting will, unless such proxies have been previously revoked or superseded, be voted at the General Meeting in accordance with the directions on the proxies.  Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, Attention: Chief Financial Officer.

You may also be represented by another person present at the General Meeting by executing a proxy designating such person to act on your behalf.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the General Meeting.  We have retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the General Meeting for a fee of approximately $150,000, plus reimbursement of reasonable out-of-pocket expenses.  In addition to solicitation by mail, MacKenzie Partners’ employees and the Company’s directors, officers and employees may solicit proxies from shareholders by telephone, email, personal interview or otherwise.  The Company’s directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS.  IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

 SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.  IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

THE MERGER PROPOSAL

THE PARTIES TO THE MERGER

Our Company

EZchip Semiconductor Ltd., which we also refer to in this Proxy Statement as EZchip or the Company, was incorporated under the laws of the State of Israel.  EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks.  EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem.

The principal executive offices of the Company are located at 1 Hatamar Street, Yokneam 2069206, Israel, and its telephone number is +972-4-959-6666.

This Proxy Statement incorporates important business and financial information about EZchip from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

            Mellanox Technologies, Ltd., which we also refer to in this Proxy Statement as Parent or Mellanox, was incorporated under the laws of the State of Israel.  Mellanox is a leading supplier of end-to-end InfiniBand and Ethernet interconnect solutions and services for servers and storage.  Mellanox's interconnect solutions increase data center efficiency by providing the highest throughput and lowest latency, delivering data faster to applications and unlocking system performance capability.  Mellanox offers a choice of fast interconnect products: adapters, switches, software and silicon that accelerate application runtime and maximize business results for a wide range of markets including high performance computing, enterprise data centers, Web 2.0, cloud, storage and financial services.

The principal executive offices of Parent are located at 26 Hakidma Street, Beit Mellanox, Ofer Industrial park, Yokneam 2069200, Israel, and its telephone number is +972-74-723-7200.

Merger Sub

 Mondial Europe Sub Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and a wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.  The principal executive offices of Merger Sub are located at 26 Hakidma Street, Beit Mellanox, Ofer Industrial park, Yokneam 2069200, Israel, and its telephone number is +972-74-723-7200.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger.  We have attached a copy of the Original Agreement and Amendment No. 1 to this Proxy Statement as Appendix A-1 and Appendix A-2, respectively, and we urge you to read them carefully and in their entirety.

Background of the Merger

In the past several years, the Company focused on developing its strategies to grow its market share and enhance its product portfolio. However, our Board and senior management periodically reviewed the Company’s operations, financial performance and industry conditions as they may affect the Company’s long-term strategic goals and plans, and considered and evaluated options for enhancing shareholder value as a stand-alone company and alternatives for strategic transactions to enhance shareholder value.  During these discussions, our Board and senior management noted the challenges of continuing on the path as an independent public company, operating in both a highly competitive and consolidating industry, with a limited number of significant customers.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.  At each formal Board meeting described below, a majority of our board members who were present and who participated in discussions and the approval of each and every matter that was required to be approved by our Board, were independent (as determined previously by the Board pursuant to applicable NASDAQ Listing Rules).  In addition, throughout the chronology of developments described below, our President, Chief Executive Officer and member of the Board, Mr. Eli Fruchter, updated all Board members on a regular and frequent basis as to the nature and extent of such developments.

On May 25, 2015, the Chief Executive Officers of both companies, Mr. Eyal Waldman of Mellanox and Mr. Fruchter of EZchip, met in Yokneam, Israel, for lunch, during which the possibility of a strategic transaction involving the two companies was introduced.

 On May 27, 2015, Mr. Waldman approached Mr. Fruchter and during a telephone conversation indicated Mellanox’s interest to commence a preliminary evaluation process towards a possible transaction involving an acquisition of EZchip by Mellanox.  Mr. Fruchter noted that he thought the then-current market price of EZchip’s Ordinary Shares did not reflect EZchip’s real value, and any potential transaction would need to reflect a significant premium.  The initial approach of Mr. Waldman followed the Company’s announcement on May 13, 2015 that EZchip’s new product line, the NPS-400, was not the plan of record for the next generation line cards of Cisco, EZchip’s largest customer. During the period from the Company’s May 13, 2015 announcement through May 27, 2015, EZchip’s share price ranged from $14.30 to $16.63.

Following the call between the parties, Mr. Fruchter updated Mr. Benny Hanigal, the Chairman of the Company’s Board on Mellanox’s interest to commence a preliminary evaluation process.

Between May 31, 2015 and June 1, 2015, Mr. Amir Eyal, the Company’s Vice President – Business Development, and Mr. Nimrod Gindi, Mellanox’s Vice President of Mergers & Acquisitions, with the assistance of Naschitz, Brandes, Amir & Co., the Company’s Israeli legal counsel (which we refer to as NBA & Co.), and Mr. Gideon Rosenberg, Mellanox’s Vice President of Legal Affairs, exchanged drafts of a confidentiality agreement in order to facilitate the sharing of preliminary confidential information and enable Mellanox to commence a preliminary evaluation process, and on June 1, 2015, Mellanox and EZchip executed the confidentiality agreement.  During the next few days, senior management of Mellanox and EZchip shared preliminary confidential information.

On June 14, 2015, Mr. Waldman notified Mr. Fruchter that Mellanox was interested in pursuing a transaction involving an acquisition of EZchip by Mellanox, and that Mellanox intended to deliver a non-binding letter of intent with a price per share reflecting a 30% premium over the then-current market price of EZchip’s Ordinary Shares (which implied a purchase price of approximately $20-$21 per Ordinary Share at such time).  Mr. Fruchter responded that he would recommend to the Board not to pursue a transaction at a price less than $25 per Ordinary Share.

Mr. Fruchter updated all Board members on the discussion and the intent to engage a financial advisor to advise on potential strategic and financial development of the Company’s business, including advice with respect to potential mergers, acquisitions or a sale of the Company to Mellanox or other potential parties, and to assist in locating and approaching other potential bidders and negotiating with Mellanox and other potential bidders, if and to the extent the discussions develop.

On June 16, 2015, EZchip began consulting with Barclays Capital Inc. (which we refer to as Barclays) as financial advisor.  The Barclays team was very familiar with the Company, having acted as the Company’s financial advisor in connection with the Company’s November 2014 acquisition of U.S.-based Tilera Corporation.  Barclays also presented a strong knowledge of the global semiconductor industry, as well as significant experience in executing strategic transactions for Israeli companies, particularly Israeli companies publicly traded in the United States.  The terms of the formal engagement letter with Barclays were subsequently finalized and signed on September 7, 2015 following the approval of the Board on August 18, 2015.

On June 16, 2015, the parties introduced Barclays and J.P. Morgan Securities LLC (which we refer to as J.P. Morgan), financial advisor to Mellanox in connection with a potential acquisition of the Company.

On June 17, 2015, Mr. Fruchter, together with Mr. Eyal and Mr. Dror Israel, the Company’s Chief Financial Officer, held discussions with representatives of Barclays and representatives of NBA & Co., to address strategic alternatives and to provide an update on the status of the Company’s discussions with Mellanox.

On June 21, 2015, Mr. Fruchter discussed with Mr. Waldman the proposed purchase price.

On June 22, 2015 representatives of Barclays and representatives of J. P. Morgan met in Menlo Park, California, to discuss the merits of a potential transaction between the two companies and to attempt to analyze and bridge the differences in the proposed share price.

On June 24, 2015, J.P. Morgan, on behalf of Mellanox, delivered to Barclays a non-binding letter of intent offering to purchase the Company for $21 per Ordinary Share and requesting that the Company enter into a 45-day exclusivity period to allow Mellanox to conduct due diligence and the parties to negotiate a definitive merger agreement.

On June 25, 2015, Mr. Fruchter updated all Board members on the letter of intent and, following discussions with Barclays and NBA & Co., the Board determined to reject Mellanox’s $21 proposal and directed management not to pursue negotiations of a definitive agreement, and not to share any sensitive due diligence information, with Mellanox unless Mellanox provided an offer of at least $25 per share.  Following the Board discussion, Mr. Fruchter informed Mr. Waldman of the Board’s decision to reject Mellanox’s letter of intent.

On June 26, 2015, representatives of EZchip, Mellanox, Barclays and J.P. Morgan, including the Chief Executive Officers of EZchip and Mellanox, held a lengthy conference call, during which EZchip and Barclays attempted to convince Mellanox and J.P. Morgan of the basis for its price request and the parties attempted to bridge the difference between Mellanox’s proposed purchase price and the Company’s assessment of the value of its stock price. Mellanox indicated that $25 per share represented a premium in excess of 50% over the share price of EZchip at such time, which Mellanox was unwilling to offer.  On June 27, 2015, Mr. Fruchter updated the Board on the discussions with Mellanox, J.P. Morgan and Barclays.

On June 30, 2015, Mr. Waldman notified Mr. Fruchter that Mellanox elected to slow down the process and evaluate other strategic alternatives.

On July 13, 2015, Mr. Waldman approached Mr. Fruchter and asked that EZchip formally respond in writing to the letter of intent delivered by Mellanox on June 24, 2015, and thereafter, EZchip formally responded to Mellanox that it rejected the letter of intent and was seeking a proposal of at least $25 per share.

On July 26, 2015, Mr. Waldman notified Mr. Fruchter that Mellanox was interested in recommencing the discussions between the two companies and that Mellanox intended to send a revised proposal in the following few days.

On July 28, 2015, representatives of EZchip, Mellanox, Barclays and J.P. Morgan, including the Chief Executive Officers of EZchip and Mellanox met in Yokneam, Israel, and Mellanox presented to EZchip a revised proposal of $22 per share.

On July 30, 2015, Mr. Fruchter updated all Board members on Mellanox’s revised proposal, and following discussion with Barclays and NBA & Co., the Board determined to reject Mellanox’s $22 proposal and directed management to restate its request for an offer of at least $25 per share.  Following the Board discussion, Mr. Fruchter informed Mr. Waldman of the Board’s decision to reject Mellanox’s revised proposal of $22 per share.

On August 5, 2015, representatives of EZchip, Mellanox, Barclays and J.P. Morgan held a conference call to discuss the basis for EZchip’s position with respect to purchase price.

On August 11, 2015, the Board met at the Company’s principal executive offices in Yokneam, Israel, to review and approve EZchip’s results for the second quarter of 2015 ended June 30, 2015, and to receive an update on the strategic initiatives and discussions with Mellanox.

On August 12, 2015, EZchip publicly announced its results for the second quarter of 2015.  Between the close of trading on August 11, 2015 and the close of trading on August 14, 2015, the share price of EZchip increased from $16.87 to $20.66.

On August 14, 2015, Mr. Waldman contacted Mr. Fruchter and advised him that Mellanox was interested in continuing to pursue a transaction with EZchip.  Mr. Fruchter restated EZchip’s request to receive a proposal for at least $25 per share.

On August 17, 2015, J.P. Morgan, on behalf of Mellanox, delivered to Barclays a non-binding letter of intent offering to purchase the Company for $24-$25 per share and requesting a 45-day exclusivity agreement.

On August 18, 2015, Messrs. Fruchter, Eyal and Israel discussed the revised letter of intent and exclusivity agreement with representatives of Barclays and NBA & Co., and the Board subsequently held a meeting via conference call to discuss the new proposal and the engagement terms of Barclays.  The Board directed management to negotiate the terms of the proposed non-binding letter of intent and to resist signing the exclusivity agreement, and authorized the Company to execute the engagement letter with Barclays.

During the period from August 18, 2015 through August 19, 2015, representatives of EZchip and NBA & Co. negotiated with representatives of Mellanox and representatives of Herzog Fox & Neeman, Mellanox’s Israeli legal counsel (which we refer to as HFN), the terms of the proposed non-binding letter of intent.  EZchip also resisted signing the exclusivity agreement, emphasizing the Company’s wish to evaluate in parallel potential transactions with alternative parties.

On August 19, 2015, Mellanox accepted EZchip’s request not to sign an exclusivity agreement, and the parties agreed to proceed with negotiating the terms of a proposed non-binding letter of intent.

On August 19, 2015, the Board held a meeting via conference call with representatives of Barclays and NBA & Co. and evaluated the terms of the letter of intent, the consequence of signing a non-binding letter of intent without an exclusivity agreement and the alternatives that the Company could pursue instead of or in parallel to negotiating with Mellanox, including continuing as a stand-alone independent public company.  Representatives of NBA & Co. outlined legal matters relevant to our Board’s process and decision-making with respect to the evaluation of Mellanox’s indication of interest and various fiduciary duty issues under Israeli law related thereto.

Following a lengthy discussion, the Board unanimously approved signing the non-binding letter of intent with Mellanox without the exclusivity agreement, and pursuing due diligence activities and negotiations with Mellanox and its advisors.  The Board further resolved to evaluate in parallel pursuing a transaction with another party that may be on terms that are preferential to those being negotiated with Mellanox.  The Board instructed Barclays, with the assistance of senior management, to prepare a list of potential interested parties with sufficient resources to pursue a transaction.

On August 20, 2015, Mellanox and EZchip signed the non-binding letter of intent.

From August 20, 2015 through August 25, 2015, EZchip, with the assistance of Barclays, NBA & Co. and Carter Ledyard  Milburn LLP, EZchip’s U.S. legal counsel (which we refer to as CLM), collected and responded to Mellanox and its advisors’ due diligence requests, and posted Company documentation in a virtual data room.

On August 25, 2015, EZchip opened the virtual data room and provided access to the virtual data room to Mellanox and its advisors, while continuing to collect and respond to additional requests from Mellanox.

Between August 25, 2015 and September 29, 2015, Mellanox conducted business, financial, accounting and legal due diligence of EZchip, and held meetings with members of the Company’s management.

In parallel, on August 27, 2015, HFN distributed to EZchip, NBA & Co. and CLM an initial draft of the Merger Agreement.

From August 27, 2015 through September 2, 2015, NBA & Co., with the assistance of CLM and the Company, reviewed and commented on the draft Merger Agreement provided by HFN.  CLM also discussed and reviewed with Latham & Watkins LLP, Mellanox’s U.S. counsel (which we refer to as Latham), various regulatory issues associated with the transaction.

On August 30, 2015, the Board held a meeting at the offices of NBA & Co. in Tel Aviv, Israel, which was also attended by Messrs. Eyal and Israel and representatives of Barclays and NBA & Co.  At the meeting, Barclays presented to the Board a list of seven potential interested parties that the Company may consider approaching, recognizing the sensitivity of approaching existing partners, customers and other parties with commercial relationships.  Barclays and management described the benefits and potential risks of approaching each of the potential parties.  Barclays described the contacts that it had with each of the parties and the manner in which it would propose approaching the parties while maintaining confidentiality.

Following a thorough discussion by all those attending the meeting, the Board recommended approaching six of the seven parties presented by Barclays, with the timing of the approach to be determined by Mr. Fruchter in consultation with Barclays, in order to ensure the parallel negotiations with Mellanox were not adversely affected. The Board further requested that Barclays continue to evaluate whether additional potential interested parties should be approached beyond the initial list.

On September 1, 2015, Mr. Fruchter advised Mr. Waldman of EZchip’s intent to approach other potential interested parties and examine the availability of a potential transaction on terms that are preferential to those proposed by Mellanox.

On September 2, 2015, NBA & Co. distributed comments to the Merger Agreement, as provided by EZchip, NBA & Co., CLM and EZchip’s IP and regulatory specialists.

On September 3, 2015, Mr. Waldman requested that Mr. Fruchter and EZchip await pursuing other parties for a period of 10 days, during which period Mellanox would continue devoting its full resources to evaluating and negotiating the transaction in order to be able to evaluate whether it is determined to further pursue the transaction.

On September 3, 2015, Mr. Fruchter updated the Board on Mellanox’s response and the Board determined to wait the ten day period, which included a number of non-business days in Israel due to the Jewish holidays.

Between September 6, 2015 and September 24, 2015, Mellanox, EZchip and their advisors negotiated the Merger Agreement and other ancillary documentation in person, telephonically and via the exchange of drafts. During the negotiations the members of the Board and senior management were regularly updated and consulted on the negotiations and remaining issues, including a detailed summary of all of the material terms and conditions of the Merger Agreement.

During the week of September 7, 2015, Barclays and senior management continued to evaluate the list of other parties that should be approached, and added a potential eighth party to the list.  Following review and consultation with the Board, management instructed Barclays to approach six of the eight potential interested parties.  The decision not to approach the other parties was primarily driven by the Company’s interest in preventing adverse commercial consequences.

From September 15, 2015 through September 22, 2015, Barclays approached senior officers at the six potential strategic partners to determine whether such parties were interested in exploring a potential strategic transaction with EZchip.

On September 23, 2015 two of the six parties (Party A and Party B) indicated to Barclays their interest in entering into a confidentiality agreement and further evaluating a potential strategic transaction with EZchip.  By September 23, 2015, the other four parties that were approached by Barclays notified Barclays that they were not interested in exploring a potential strategic transaction with EZchip.

On September 23, 2015, EZchip signed a confidentiality agreement with Party A and on September 24, 2015, EZchip signed a confidentiality agreement with Party B.

On September 24, 2015, the Board held a meeting via conference call, which was also attended by Messrs. Eyal and Israel and representatives of Barclays and NBA & Co.  At the meeting, Barclays described the discussions held with the six parties, and the current status of the preliminary discussions with Party A and Party B.  Mr. Fruchter updated the Board on Mellanox’s interest in signing the definitive merger agreement the following week, and recommended that the Company first fully evaluate the possibility of a transaction with Party A and Party B before determining whether to sign a definitive agreement with Mellanox.  Mr. Fruchter further recommended that the Board continue to negotiate with Mellanox to increase the price from the $24-$25 range to a price greater than $25 in light of EZchip’s then current trailing 30-day trading price of approximately $21.99.  Following discussion, the Board directed Mr. Fruchter to negotiate with Mellanox to increase its offer price to an amount greater than $25.

On September 24, 2015, Messrs. Fruchter, Eyal and Israel, together with representatives of Barclays, held management presentations with senior officers of Party A and with senior officers of Party B.

On September 25, 2015, a representative of Party A notified Barclays that Party A was not interested in further pursuing a potential transaction with EZchip.

On the morning of September 27, 2015, Mr. Fruchter contacted Mr. Waldman and notified him that EZchip was seeking a purchase price of $26 per share from Mellanox in light of the recent increases in EZchip’s trading price.  Mr. Waldman notified Mr. Fruchter that Mellanox was not willing to proceed with a transaction at a purchase price of $26 per share and that Mellanox was ceasing all further discussions and negotiations with EZchip until such time as EZchip agreed to a purchase price of less than $26.  The parties ceased further discussions and negotiations following the discussion between Messrs. Fruchter and Waldman.

Later in the evening on September 27, 2015, Mr. Fruchter contacted Mr. Waldman and following an exchange of emails between the two it was agreed that, subject to the review, consultation and approval of the Board, EZchip will drop its request for a purchase price of $26 per share but that EZchip was seeking a purchase price in excess of $25.  Following which Mr. Waldman notified Mr. Fruchter that Mellanox agreed to increase the purchase price that it was offering to $25.50 per share.  Further requests by EZchip to increase the price above $25.50 per share were rejected by Mellanox.

On September 28, 2015, a representative of Party B notified Barclays that Party B was not interested in further pursuing a potential transaction with EZchip.

On September 28, 2015 and September 29, 2015, EZchip, Mellanox and their respective advisors continued extensive negotiations with respect to the Merger Agreement and other ancillary documentation.  During the negotiations, all members of the Board and senior management were regularly updated and consulted on the negotiations and remaining issues, including a detailed summary of all of the material terms and conditions of the Merger Agreement. NBA & Co., HFN, CLM and Latham continued to negotiate the terms of the Merger Agreement in person, telephonically and via the exchange of drafts.

By September 29, 2015, Mellanox completed the remaining outstanding items for its due diligence process with respect to EZchip. On September 29, 2015, the parties’ legal counsel completed the drafting and negotiation of the Merger Agreement and other ancillary documentation contemplated by the Merger Agreement.

On the morning of September 30, 2015 (Israel time), our Board held a meeting at the offices of NBA & Co. in Tel Aviv, Israel, at which representatives of Barclays and NBA & Co., as well as members of the Company’s senior management, were present.  The purpose of the meeting was to consider the final terms of the proposed Merger transaction with Parent and Merger Sub and to approve the Merger Agreement.

Representatives of Barclays reviewed with the Board the financial analyses of the $25.50 per share merger consideration that they had performed in connection with the preparation of their fairness opinion.  Representatives of Barclays discussed with the Board the low likelihood that another party would be interested in a transaction at this time at a value in excess of the proposed price offered by Mellanox given the evaluation of potential interested parties and the lack of interest from any of the parties approached.

Representatives of NBA & Co. discussed the key terms of the draft Merger Agreement, including closing conditions and termination provisions, and noted the fact that the Merger Agreement allows the Board to change its recommendation if an unsolicited superior proposal emerges after the execution of the Merger Agreement.  A representative of NBA & Co. further reviewed with the Board their fiduciary duties under Israeli law in connection with a potential sale of the Company and related Israeli law matters.

Following additional updates by the Company’s advisors on the terms of the Merger Agreement and related matters, representatives of Barclays rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 30, 2015, to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, from a financial point of view, the $25.50 per share merger consideration to be offered to the holders of our Ordinary Shares was fair to such holders.

Following an extensive and thorough discussion of the factors relevant to the transaction during the course of the Board meeting, our directors unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and our shareholders, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, directed that the adoption of the Merger Agreement be submitted to a vote at the annual general meeting of EZchip’s shareholders and resolved to recommend to EZchip’s shareholders that they approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and all related matters to be brought before the shareholders at such general meeting.

On September 30, 2015, EZchip, Merger Sub and Mellanox entered into the Merger Agreement, and later on September 30, 2015, Mellanox and EZchip issued a joint press release announcing the execution of the Merger Agreement.

On October 6, 2015, EZchip called an annual general meeting of EZchip’s shareholders (which we refer to as the 2015 AGM) for November 12, 2015 to approve the Merger Proposal, reelect six of its directors, approve a cash payment to one of its existing directors and ratify and approve the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (which we refer to as EY), as EZchip’s independent registered public accountants for the fiscal year ending December 31, 2015.

On October 12, 2015, the Board held a meeting via conference call with representatives of NBA & Co. and approved the proxy statement for the 2015 AGM.  On October 13, 2015, EZchip published the proxy statement for the 2015 AGM and on October 16, 2015 it began mailing the notice, proxy statement and proxy card for the 2015 AGM to the holders of Ordinary Shares on the record date for such meeting (which was October 12, 2015).

Between October 12, 2015 and November 12, 2015, EZchip consulted on an ongoing basis with representatives of Barclays, NBA & Co., CLM, MacKenzie Partners and Joele Frank, a public relations agency it had retained to assist the Company in communicating the benefits of the Merger to our shareholders, in order to urge our shareholders to vote in favor of the Merger Proposal and other Board-recommended proposals at the 2015 AGM.

On October 20, 2015, Raging Capital Master Fund, Ltd., a shareholder of EZchip (which we refer to as Raging Capital), delivered a notice to EZchip requesting, in accordance with the ICL, to include a  proposal on the agenda for the 2015 AGM to elect two nominees of Raging Capital as non-Outside Directors of EZchip and to include a second proposal to approve a plurality voting standard for the election of non-Outside Directors.  On October 21, 2015 and October 22, 2015, Raging Capital reported in a filing with the SEC and in an open letter to shareholders that it intends to vote against the Merger and to vigorously oppose the deal by soliciting proxies from the shareholders against approval of the Merger.

Between October 21, 2015 and November 12, 2015, Raging Capital continued to actively solicit votes against the Merger Proposal and the other Board-recommended proposals and in favor of the Raging Capital proposals.

On October 25, 2015, the Board held a meeting via conference call with representatives of NBA & Co. and approved, in accordance with the requirements of the ICL, the inclusion in the 2015 AGM agenda of the shareholder proposals made by Raging Capital.  On October 26, 2015, EZchip issued an Amended and Restated Notice of Annual General Meeting and a Supplement to Proxy Statement to include the Raging Capital proposals.  EZchip also issued an open letter to its shareholders, which was distributed to the shareholders together with the Supplement to Proxy Statement, soliciting the shareholders to vote in favor of the Merger Proposal and the other Board-recommended proposals and against the Raging Capital proposal to elect two nominees as non-Outside Directors of EZchip.

On November 5, 2015, the Board held a meeting at the offices of NBA & Co. in Tel Aviv, Israel, which was also attended by Mr. Israel and representatives of NBA & Co. and EY, to review and approve EZchip’s results for the third quarter of 2015 ended September 30, 2015, and to receive an update on the 2015 AGM and other proceedings concerning the Merger.  On November 5, 2015, EZchip publicly announced its results for the third quarter of 2015.

On November 11, 2015, HFN, on behalf of Mellanox, delivered to NBA & Co. a draft notice of Mellanox’s intent to request that EZchip postpone the vote on the Merger Proposal in accordance with the terms of the Merger Agreement, which also included a proposal to amend the terms of the Merger Agreement to include a 30-day “go-shop” period and a waiver of Mellanox’s right to a termination fee.  NBA & Co. subsequently updated Messrs. Fruchter, Israel and Eyal and the Board of the notice and proposal.

In the morning of November 12, 2015, Mellanox delivered to EZchip an executed notice requesting to postpone the vote on the Merger Proposal in accordance with the terms of the Merger Agreement, and a proposal to amend the terms of the Merger Agreement to include a 30-day “go-shop” period and a waiver of Mellanox’s right to a termination fee.  Following the receipt of the notice, EZchip announced the removal of the Merger Proposal from the agenda for the 2015 AGM in accordance with the Mellanox notice.

Later that day, at the 2015 AGM, the shareholders reelected the six Board-recommended incumbent directors that were standing for reelection, approved and ratified the appointment and compensation of EY as EZchip’s independent registered public accountants for the fiscal year ending December 31, 2015 and approved a plurality voting standard for the election of non-Outside Directors.  The shareholders did not approve the election of the two director nominees proposed by Raging Capital and did not approve a cash payment to one of EZchip’s existing directors.

Thereafter, HFN, on behalf of Mellanox, delivered a draft Amendment No. 1 to the Merger Agreement, which proposed to amend the Merger Agreement to provide EZchip with the right to actively solicit alternative acquisition offers from third parties during a 30-day “go-shop” period following execution of the amendment, a waiver of Mellanox’s right to a termination fee, an extension to the “drop-dead” termination date and certain date adjustments to Mellanox’s matching right in the case EZchip receives a superior acquisition offer from a third party.

During the course of November 15, 2015, EZchip, Mellanox and their respective advisors negotiated the terms of the amendment to the Merger Agreement, telephonically and via the exchange of drafts.

On the evening of November 15, 2015 (Israel time), our Board held a meeting via conference call, at which representatives of Barclays and NBA & Co., as well as members of the Company’s senior management, were present.  The purpose of the meeting was to consider the final terms of the proposed amendment, to approve Amendment No. 1 to the Merger Agreement with Parent and Merger Sub and to review the proposed third parties to be approached during the 30-day “go-shop” period.

Representatives of NBA & Co. outlined the key terms of the draft Amendment No. 1 to the Merger Agreement, including the ability of the Company to actively solicit alternative acquisition offers from third parties during a 30-day “go-shop” period (including parties approached before the Merger Agreement was entered into on September 30, 2015) and the lack of any meaningful deterrent to alternative acquisition proposals following the waiver of Mellanox’s right to a termination fee in the case the Board changes its recommendation.  A representative of NBA & Co. further reviewed with the Board their fiduciary duties under Israeli law in connection with the sale of the Company and related Israeli law matters.

Representatives of Barclays reviewed with the Board the initial list of third parties that Barclays, following consultation with management, proposes to approach during the 30-day “go-shop” period, including the relevant contact person at each of the parties.  Following an extensive and thorough discussion, our directors approved Amendment No. 1 to the Merger Agreement and directed Barclays and the Company’s management, to solicit, following the execution of Amendment No. 1 by the parties, alternative acquisition offers from the third parties included in Barclays presentation, with such additional or different parties as Barclays and the Company’s management deemed advisable.

On November 17, 2015, EZchip, Merger Sub and Mellanox entered into Amendment No. 1 to the Merger Agreement, and later on November 17, 2015, EZchip issued a press release announcing the execution of Amendment No. 1 and the commencement of the “go-shop” period.

From November 17, 2015 through December 2, 2015, Barclays approached senior officers at 31 potential strategic buyers to determine whether such parties were interested in exploring a potential strategic transaction with EZchip.  The 31 potential strategic buyers included the six potential strategic buyers that Barclays had approached prior to the signing of the Merger Agreement on September 30, 2015 and the two potential strategic buyers that EZchip elected not to approach prior to the signing of the Merger Agreement due to commercial considerations.

On November 18, 2015, one of the 31 potential strategic buyers (Party C) indicated to Barclays its interest in entering into a confidentiality agreement and further evaluating a potential strategic transaction with EZchip, and on November 22, 2015, EZchip signed a confidentiality agreement with Party C.

On December 1, 2015, Messrs. Fruchter, Eyal and Israel, together with representatives of Barclays, held management presentations with senior officers of Party C.

On December 7, 2015, a representative of Party C notified Barclays that Party C was not interested in further pursuing a potential transaction with EZchip.

By December 15, 2015, 26 of the other 30 parties that were approached by Barclays notified Barclays that they were not interested in exploring a potential strategic transaction with EZchip and the other four parties approached by Barclays did not respond and did not otherwise indicate that they were interested in exploring a potential strategic transaction with EZchip.  In addition, no other party approached either EZchip or Barclays expressing an interest in exploring a potential strategic transaction with EZchip.

At 6:59 a.m. (Israel time), December 16, 2015, the “go-shop” period ended, without the Company receiving any acquisition offer during the “go-shop” period.

Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Our Board

Our Board evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement, and unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and our shareholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (iv) directed management to call a General Meeting of shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matters be submitted for consideration of our shareholders at the General Meeting.

In evaluating the Merger Agreement and the Merger, our Board consulted with EZchip’s management and EZchip’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by our Board were the following (which are not listed in any relative order of importance):

Financial Condition; Prospects of Company

•	Current and historical market prices for our Ordinary Shares and the fact that the Merger Consideration represents a significant premium compared with trading prices of the Ordinary Shares.

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Ordinary Shares.

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to:

o
our dependency on a very limited number of key customers, such as Cisco and ZTE, and the effect on our future revenues and growth if any such key customer elects not to use our future products or reduce its use of our processors, such as Cisco’s recent election not to use our NPS-400 network processor in its next generation products;

o	the competition we face from our competitors and potential competitors who are much larger than us and from most of our large customers’ internal chip design teams;

o	the importance of scale in a competitive market environment and the associated challenges to growth as a smaller stand-alone public entity;

o	our dependency on the networking equipment market for our growth, and in particular the markets for Carrier Ethernet edge routers and data center equipment;

o	difficulties or delays in the development or introduction of our new family of network processors, the NPS, and our new multi-core processors family, the TILE-Mx;

o
the Company’s recent entry into the data center market in which it has less experience and the greater level of competition the Company faces in this market from long established market participants, could cause us to be unsuccessful in gaining design wins and in achieving significant revenues from the data center market in the future;

o	changes in the levels of carriers’ expenditures on wire-line equipment;

o	the need to redesign our products to meet rapidly evolving industry standards and customer specifications;

o	the integration of the business of the recently acquired Tilera Corporation;

o	the lengthy design and development cycles and the development of our processors, which is a complex and uncertain process; and

o	other “Risk Factors” as set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

Strategic Alternatives

•
The trends and competitive developments in our industries and the range of strategic alternatives available to EZchip.  These strategic alternatives included remaining a stand-alone company, being acquired by or pursuing a business combination with other companies.

•
Based on the process pursued by Barclays, the Company’s financial advisor, to explore expressions of interest regarding potential acquisitions and indications received in such process, including during the “go-shop” period that extended through December 16, 2015, (i) our Board believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value EZchip’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to EZchip, (ii) representatives of Barclays advised the Board that they did not know of any other buyer at that time that would pay more than the consideration offered in the contemplated transaction by Mellanox, and (iii) Barclays provided its opinion to the Board as to the fairness, from a financial point of view as of the date of the opinion of the Merger Consideration to be offered to the holders of Ordinary Shares.

•
The fact that the Merger Consideration of $25.50 per share was more favorable to our shareholders than the potential value that might result from other alternatives reasonably available to our Company, including, but not limited to, acquisitions, dividends and the continued operation of our Company on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives.

•
The fact that the Company, with the assistance of Barclays, had conducted a two-step process to explore potential strategic options, including a possible sale of the Company, during which Barclays contacted a group of six potential strategic buyers before the Merger Agreement was signed, and a group of 31 potential strategic buyers during the “go-shop” period after Amendment No. 1 was signed, none of whom made an offer.

Financial Terms; Fairness Opinion; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of $25.50 per share in cash:

o
represented a premium of 16% over the closing price of our Ordinary Shares on the NASDAQ Global Select Market on September 29, 2015 (the last trading day before the approval of the Merger Agreement by our Board; and

o
represented a premium of 15.2%, 31.2% and 33.1% over the 30 trading days, three months and one year, respectively, volume-weighted average closing prices of our Ordinary Shares on the NASDAQ Global Select Market prior to September 29, 2015.

•
The financial analysis orally presented to the Board by Barclays on September 30, 2015, confirmed by its written opinion, dated September 30, 2015, submitted to our Board as to the fairness, from a financial point of view as of the date of the opinion, and subject to qualifications, limitations and assumptions set forth in the opinion, of the $25.50 per share Merger Consideration to be offered to the holders of Ordinary Shares, as more fully described below under the caption, “Opinion of Our Financial Advisor”.

•
The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in our Company’s business.

•
The Board’s belief that the Merger Consideration represents the highest consideration that Mellanox was willing to pay and the highest per share value reasonably obtainable for the Company’s shareholders, in each case, as of the date of the Merger Agreement with the Board basing this belief on a number of factors, including the fact that this price represented an increase from the $21.00 price initially offered by Mellanox.

Fiduciary Out

•
Subject to compliance with the Merger Agreement, our Board was permitted during the 30-day “go-shop” period, which ended December 16, 2015, to actively solicit acquisition proposals and to participate in discussions or negotiations with, or provide non-public information to, any person, and during the period since September 30, 2015 our Board has been permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to a bona fide unsolicited (or solicited during the “go-shop” period) acquisition proposal for us by such person, if our Board determines, based on the advice of its outside legal counsel, that such acquisition proposal constitutes or may constitute a superior proposal, and that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties.

•
The Company is permitted to terminate the Merger Agreement upon the failure of our shareholders to approve the Merger Proposal, subject to compliance with the Merger Agreement, including, in specified cases, the payment of up to $4,000,000 for reimbursement of Parent's expenditures, which amount our Board, based in part on advice from its financial and legal advisors, believes is reasonable in light of, among other matters, the benefits of the Merger to the Company’s shareholders and the likelihood that an amount of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described under “The Merger Agreement – Remedies – Reimbursement of Expenses”.

•	The ability of the Board, under certain circumstances, to withhold or withdraw its recommendation that the Company’s shareholders vote to approve the Merger.

Likelihood of Consummation

•	The Merger Agreement has terms that were the product of arm’s-length negotiations.

•
The structure of the transaction as a statutory merger under the ICL which enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

•	There are no third party consents that are conditions to the transaction.

•
There are no financing conditions, and the debt financing commitment received by Mellanox in connection with the Merger reduces the possibility that Mellanox will be unable to pay the Merger Consideration.

•	The identity of Mellanox, which is a reputable strategic buyer, and our Board’s assessment that Mellanox would have adequate capital resources to pay the Merger Consideration.

Other Terms

•	Our Board’s refusal to negotiate exclusively with Mellanox at any time, notwithstanding Mellanox’s requests for exclusivity.

•	The structure of the transaction as a statutory merger under the ICL which allows for an informed vote by the shareholders on the merits of the Merger Proposal.

•	The fact that approval of the Merger Proposal will require the affirmative vote of holders of at least 75% of the Ordinary Shares present and voting on the Merger Proposal.

•	Our Board took into account management’s recommendation in favor of the Merger.

•
The fact that our Board had engaged financial and legal advisors with significant experience in public company transactions to advise it in connection with the Merger, and that those financial and legal advisors were involved throughout the negotiations with Mellanox and updated the Board directly and regularly, which provided the Board with additional perspectives on the negotiations in addition to those of the Company’s management.

•	The fact that the members of the Board were unanimous in their determination to approve the Merger Agreement and the Merger.

Risks and Uncertainties

Our Board also considered a number of uncertainties and risks in its deliberations concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following (which are not listed in any relative order of importance):

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Merger.

•
The regulatory notifications required for completion of the Merger and the risk that the applicable governmental authorities may challenge or decide not to approve the Merger. Our Board also considered the potential length of the regulatory approval process. See -“Regulatory Matters”.

•
The risk that the proposed transaction might not be completed, even if approved by the Company’s shareholders, and the effect of the resulting public announcement of termination of the Merger Agreement on:

o
The market price of our Ordinary Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

o	The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to reimburse Parent for its expenses.

o	The ability to attract and retain key personnel.

o	Relationships with customers, suppliers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction) and (ii) the reimbursement of Parent's expenses by the Company under certain circumstances.

•
The restriction on soliciting competing offers (other than during the “go-shop” period) and the risk that some provisions of the Merger Agreement and related documents, including the reimbursement of Parent's expenses, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of the Company.

•	The fact that the Merger Consideration would be taxable to the Company’s shareholders. See the section entitled “The Merger – Material Tax Consequences of the Merger.”

•	The risks described under the section entitled, “Risk Factors.”

The Board also considered that certain of our directors and officers may have interests in connection with the Merger that may be different from the interests of our shareholders in general.  See the section entitled “The Merger – Interests of Our Directors and Executive Officers in the Merger Proposal.”

After taking into account all of the factors set forth above, as well as others, the Board unanimously agreed that, overall, the potential benefits of the Merger to our Company and our shareholders far outweigh the risks and uncertainties.

The preceding discussion of the information and factors considered by our Board is not intended to be exhaustive but includes the material factors considered by our Board.  In view of the wide variety of factors considered by our Board in connection with its evaluation of the Merger and the complexity of these matters, our Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of our Board may have given different weight to different factors.  Our Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies.  This explanation of our Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Our Board of Directors recommends that you vote “FOR” the Merger Proposal.

No Appraisal Rights; Objections by Creditors

 Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of Our Financial Advisor

Starting in June 2015, Barclays consulted with the Company regarding a possible sale transaction.  In September 2015, the Board of Directors of the Company formally engaged Barclays to act as its financial advisor with respect to a possible sale transaction.  On September 30, 2015, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Company’s Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Merger Consideration to be offered to the shareholders of the Company in the contemplated Merger is fair, from a financial point of view, to such shareholders.

The full text of Barclays’ written opinion, dated as of September 30, 2015, is attached as Appendix B to this Proxy Statement.  Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion.  You are encouraged to read the opinion carefully in its entirety.  The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion.  This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board of Directors of the Company, addresses only the fairness, from a financial point of view, of the Merger Consideration to be offered to the shareholders of the Company in the contemplated Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the proposed transaction or any other matter.  The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Company’s Board of Directors.  Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction.  Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction.  In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the Merger Consideration to be offered to the shareholders of the Company in the proposed transaction. No limitations were imposed by the Company’s Board of Directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement dated as of September 30, 2015, and the specific terms of the proposed transaction;

•
reviewed and analyzed publicly available information concerning the Company and Parent that Barclays believed to be relevant to its analysis, including the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2014 and December 31, 2013, Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission on August 12, 2015 and May 13, 2015 relating to the Company’s earnings releases for the fiscal quarters ended June 30, 2015 and March 31, 2015, and Parent’s Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2015 and March 31, 2015, and other filings with the Securities and Exchange Commission that Barclays deemed relevant;

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections prepared by management of the Company;

•
reviewed and analyzed a trading history of the Company’s Ordinary Shares from September 28, 2010 to September 28, 2015 and a comparison of such trading history with those of Parent and of other companies that Barclays deemed relevant;

•
reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company and of Parent with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future performance of Parent;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information).  Barclays also relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the financial projections of the Company, upon the advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections.  Barclays was not provided with, and did not have any access to, financial projections of Parent prepared by Parent’s management.  Accordingly, with the Company’s permission, Barclays has assumed that published estimates of independent research analysts with respect to the future performance of Parent are a reasonable basis upon which to evaluate the future financial performance of Parent and that Parent will perform substantially in accordance with such estimates.  In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based.  In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company.  Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of the date of its opinion.  Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after the date of its opinion.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below.  In arriving at its opinion, Barclays did not ascribe a specific range of values to the Company’s Ordinary Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s shareholders of the Merger Consideration to be offered to such shareholders in the contemplated Merger on the basis of various financial and comparative analyses.  The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction.  Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft of such agreement reviewed by Barclays.  In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto.  Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and in accordance with Israeli law requirements to the extent applicable to the proposed transaction.  Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understands that the Company has obtained such advice as it deemed necessary from qualified professionals.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Company’s Board of Directors.  Certain financial analyses summarized below include information presented in tabular format.  In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses.  In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction.  None of the Company, Parent, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed.  Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.  In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected semiconductor companies that Barclays, based on its experience in the semiconductor industry, deemed comparable to the Company.  The companies that Barclays selected as comparable to the Company were:

•	Applied Micro Circuits Corporation

•	Cavium, Inc.

•	Integrated Device Technology, Inc.

•	Mellanox Technologies, Ltd.

•	PMC-Sierra, Inc.

Barclays calculated and compared various financial multiples and ratios of the Company, and those of the selected comparable companies.  As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of its calendar year 2015 and 2016 estimated revenue and its calendar year 2015 and 2016 estimated adjusted earnings before interest, taxes, depreciation and amortization, or Adj. EBITDA, and each company’s share price as a multiple of its calendar year 2015 and 2016 estimated adjusted earnings per share, or Adj. EPS.  The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, calculated as fully diluted equity value, using the treasury stock method, based on closing stock prices on September 28, 2015, the value of any preferred stock (at liquidation value), the value of any pension liabilities and the book value of any minority interest, and subtracting its cash, cash equivalents and liquid investments.  All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of September 28, 2015.  The results of this selected comparable company analysis are summarized below:

	EV / Revenue		EV / Adj. EBITDA		P / Adj. EPS
	CY 2015E	CY 2016E	CY 2015E	CY 2016E	CY 2015E	CY 2016E
Applied Micro Circuits Corporation	2.26x	1.89x	NM(1)	18.1x	NM(2)	NM(2)
Cavium, Inc.	8.04x	6.57x	26.4x	19.3x	36.7x	27.8x
Integrated Device Technology, Inc.	3.79x	3.41x	12.4x	11.2x	16.8x	14.8x
Mellanox Technologies, Ltd.	2.28x	2.03x	9.2x	8.7x	14.4x	14.1x
PMC-Sierra, Inc.	2.04x	1.92x	6.5x	5.4x	13.7x	9.9x

(1)	EV / Adj. EBITDA multiples above 30.0x and below 0.0x are labeled as “NM” – not meaningful.
(2)	P / Adj. EPS multiples above 40.0x and below 0.0x are labeled as “NM” – not meaningful.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company.  However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis.  Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.  These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected comparable company analysis.  Based upon these judgments, Barclays selected a range of multiples for the Company and applied such ranges to the management projections of the Company on a standalone basis to calculate ranges of implied value per Ordinary Share.  The results of these calculations are summarized as follows:

	Selected Multiple Range	Implied Value per Ordinary Share
EV / CY 2015E Revenue	2.75x – 4.00x	US$16.37 – US$20.94
EV / CY 2016E Revenue	2.50x – 3.75x	US$16.55 – US$21.65
EV / CY 2015E Adj. EBITDA	10.0x – 14.0x	US$19.77 – US$25.15
EV / CY 2016E Adj. EBITDA	9.5x – 12.5x	US$21.97 – US$26.91
P / CY 2015E Adj. EPS	15.0x – 20.0x	US$19.50 – US$26.00
P / CY 2016E Adj. EPS	13.0x – 17.0x	US$20.24 – US$26.47

Barclays noted that on the basis of the selected comparable company analysis, the Merger Consideration of US$25.50 per Ordinary Share was (i) above the ranges of implied value per Ordinary Share calculated on a standalone basis using estimated calendar years 2015 and 2016 revenue and estimated calendar year 2015 adjusted EBITDA and (ii) within the ranges of implied value per Ordinary Share calculated on a standalone basis using estimated calendar year 2016 adjusted EBITDA and estimated calendar years 2015 and 2016 adjusted EPS.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant.  Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses.  Barclays reviewed the following precedent transactions:

Announcement Date	Acquirer	Target
9/4/2015	Mediatek, Inc.	Richtek Technology Corp.
9/3/2015	Diodes, Inc.	Pericom Semiconductor Corp.
6/23/2015(1)	Uphill Investment Co.	Integrated Silicon Solution, Inc.
5/7/2015	Microchip Technology, Inc.	Micrel, Inc.
3/18/2015	Microsemi Corp.	Vitesse Semiconductor Corp.
2/25/2015	Avago Technologies Ltd.	Emulex Corp.
2/3/2015	MaxLinear, Inc.	Entropic Communications, Inc.
1/27/2015	Lattice Semiconductor Corp.	Silicon Image, Inc.
8/22/2014	Murata Manufacturing Co. Ltd.	Peregrine Semiconductor Corp.
6/22/2014	Avago Technologies Ltd.	PLX Technology, Inc.
5/22/2014	Microchip Technology, Inc.	ISSC Technologies Corp.
4/29/2014	Cirrus Logic, Inc.	Wolfson Microelectronics Plc.
2/10/2014	Microchip Technology, Inc.	Supertex, Inc.
11/5/2013	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
8/15/2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corp.
5/2/2012	Microchip Technology, Inc.	Standard Microsystems Corp.
1/23/2015	Semtech Corp.	Gennum Corp.

(1)	Represents date when transaction terms were amended to increase purchase price to US$23.00 per share, Uphill Investment Co. announced intent to acquire Integrated Silicon Solutions Inc. on 3/12/15.

For each of the selected transactions, based on information Barclays obtained from publicly available information, Barclays analyzed the ratio of the target company’s enterprise value to its last 12-months (“LTM”) revenue and EBITDA as of the announcement date of such transaction (referred to as EV / LTM Revenue and EV / LTM EBITDA below), and the ratio of the target company’s enterprise value to its forward 12-months (“FTM”) EBITDA as of the announcement date of such transaction (referred to as EV / FTM EBITDA below).  The results of this selected precedent transaction analysis are summarized below:

	EV / LTM Revenue	EV / LTM EBITDA	EV / FTM EBITDA
1st Quartile	1.88x	14.2x	11.6x
Mean	2.53x	16.8x	16.0x
Median	2.11x	18.3x	16.1x
3rd Quartile	3.25x	19.5x	16.6x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis.  Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction.  Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company.  Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections of the Company on a standalone basis to calculate ranges of implied value per Ordinary Share.  The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value per Ordinary Share
EV / LTM Revenue	2.50x – 3.50x	US$14.67 – US$18.02
EV / LTM EBITDA	13.0x – 18.0x	US$19.57 – US$24.66
EV / FTM EBITDA	12.0x – 17.0x	US$24.28 – US$31.75

Barclays noted that on the basis of the selected precedent transaction analysis, the Merger Consideration of US$25.50 per Ordinary Share was (i) above the ranges of implied value per Ordinary Share calculated on a standalone basis using LTM revenue and LTM EBITDA and (ii) within the range of implied value per Ordinary Share calculated on a standalone basis using estimated FTM EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of the Company’s Ordinary Shares, Barclays performed a discounted cash flow analysis of the Company.  A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset.  “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for the calendar years 2015 (starting from 9/16/2015) through 2018 based on management projections to (ii) the “terminal value” of the Company as of the end of calendar year 2018, and discounted such amount to its present value (as of September 28, 2015) using a range of selected discount rates.  Barclays used the mid-year convention in its discounted cash flow analysis because it more accurately reflects the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year.  For purposes of this analysis, Barclays excluded amortization of acquired intangibles, stock-based compensation and other non-recurring charges.  The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax, adding depreciation and amortization, subtracting capital expenditures, purchases of intellectual property and adjusting for changes in working capital.   The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 4.0% to 7.0%, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product and inflation, and applying such range to the management projections.  The range of discount rates of 12.0% to 15.0% was selected based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies used in the “Selected Comparable Company Analysis” above.  Barclays then calculated a range of implied value per Ordinary Share by taking estimated equity value using the discounted cash flow method and dividing such amount by the fully diluted number of Ordinary Shares, calculated using the treasury stock method, as of September 16, 2015.

This analysis implied a range of value per Ordinary Share of US$20.07 to US$34.40. Barclays noted that on the basis of the discounted cash flow analysis, the Merger Consideration of US$25.50 per Ordinary Share was within the range of implied value.

Other Factors

Barclays also noted certain additional factors that were not considered part of Barclays’ financial analyses with respect to its fairness determination but were referenced for informational purposes, including among other things the following:

•	Research Analysts Price Targets Analysis
Barclays considered research analysts’ per share price targets for the Company’s Ordinary Shares which were publicly available from FactSet, of which there were five.  The research analysts’ per share price targets for the Company’s Ordinary Shares ranged from US$19.00 to US$25.00.  The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for the Company’s Ordinary Shares and these estimates are subject to uncertainties, including future financial performance of the Company and future market conditions.

•	Historical Share Price Analysis
To illustrate the trend in the historical trading prices of the Company’s Ordinary Shares, Barclays considered historical data with regard to the trading prices per Ordinary Share over the 52 weeks prior to September 28, 2015. During such period, the trading price ranged from US$14.79 to US$24.73 per Ordinary Share.

•	Premiums Paid Analysis
In order to assess the premium offered to the shareholders of the Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in all announced global strategic technology merger and acquisition transactions (excluding leveraged buy-outs and mergers of equals) valued between US$500 million and US$1 billion from 2010 to 2015 year-to-date, of which there were 47 in total.  For each of the transactions, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s: (i) closing price on the last trading day prior to the announcement of the transaction; and (ii) average closing price for the 30 calendar days prior to the announcement of the transaction.  The results of this premiums paid analysis are summarized below:

	1st Quartile	Median	3rd Quartile

1-Day Prior to Announcement	19.6%	29.3%	38.1%
30-Day Average Prior to Announcement	22.6%	31.9%	39.8%

The reasons for and the circumstances surrounding each of the transactions analyzed in the premiums paid analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the premiums paid analysis.  Accordingly, Barclays believed that a purely quantitative premiums paid analysis would not be particularly meaningful in the context of considering the proposed transaction.  Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company.  Based on the 1st and 3rd quartiles for premiums offered to stockholders in precedent transactions, Barclays selected a range of premiums to (1) the closing price per Ordinary Share on September 28, 2015 and (2) the 30 calendar day average of the closing prices per Ordinary Share, ending September 28, 2015, to calculate ranges of implied value per Ordinary Share.  The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value of Ordinary Share
1-Day Price	19.6% – 38.1%	US$26.39 – US$30.48
30-Day Average	22.6% – 39.8%	US$27.70 – US$31.59

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  The Company’s Board of Directors selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction.  As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Barclays certain transaction related fees, which are currently estimated to be approximately US$5.7 million, of which US$250,000 will be payable no later than the earlier of 90 calendar days after the delivery of Barclays’ opinion and the consummation of the proposed transaction, and the remainder of which will become payable solely upon the consummation of the proposed transaction.  In addition, the Company, at its sole discretion and election, may elect to pay to Barclays, upon the consummation of the proposed transaction, up to $500,000 as an additional fee based on the Company’s assessment of the quality and quantity of work completed by Barclays. The Company has agreed to reimburse Barclays for a portion of its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion.  Barclays has performed various investment banking and financial services for the Company in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.  Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) advised the Company on its acquisition of Tilera Corporation in 2014 and (ii) has been executing a small scale buy-back program for the Company since May 2015.  Barclays also performed the following investment banking services for Parent in the past five years: a joint bookrunner on Parent’s $110 million follow-on equity offering in September 2011, for which Barclays has received customary fees in connection therewith.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to, and is for the use and benefit of, the Board of Directors of the Company, addresses only the fairness, from a financial point of view, of the consideration to be offered to the shareholders of the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the proposed transaction or any other matter.

Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of financing for the Merger Consideration that it will pay to our shareholders.

Parent intends to finance the Merger Consideration from cash at hand and committed external debt financing that it will obtain prior to the effective time of the Merger.  We have agreed in the Merger Agreement to reasonably cooperate with the arrangement by Parent of the debt financing as may be reasonably requested by Parent.

Material Tax Consequences of the Merger

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Merger to United States Holders (as defined below).  This summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder in light of its particular circumstances, including the impact of the Medicare Contribution Tax on net investment income.  In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law (e.g., estate and gift tax) other than income taxation.  This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax consequences applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	any holder of Ordinary Shares that beneficially owns or owned, actually, directly, indirectly or constructively, 10% or more of the Company’s stock by vote or value.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

A non-U.S. corporation will be classified as a “passive foreign investment company” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules, either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of the value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.  The Company does not believe that it is or ever has been a PFIC for United States federal income tax purposes.  Notwithstanding this belief, should the Company prove to have been a PFIC while the United States Holder owned its Ordinary Shares the United States federal income tax consequences of the disposition of shares in the Merger could be materially different and less favorable than those described herein.

If the Company were characterized as a PFIC for any taxable year, any gain recognized by a United States Holder (as defined below) who sells Ordinary Shares, including the exchange of Ordinary Shares for cash pursuant to the Merger, absent the making and ongoing maintenance of certain elections, would be treated as ordinary income (rather than as capital gains) and would be subject to tax as if the gain had been realized ratably over the holding period of such Ordinary Shares. The amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the United States Holder also would be liable for an interest charge on such tax liability for such years. You should consult your own tax advisor as to the consequences to you of owning shares of a PFIC.

This summary is based on the Code, the regulations promulgated under the Code by the United States Department of the Treasury and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

THE DISCUSSION SET OUT HEREIN IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELEVANT TO A UNITED STATES HOLDER (AS DEFINED BELOW).  WE URGE EACH HOLDER TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES, INCLUDING FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. A United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. A holder’s adjusted tax basis in the Ordinary Shares will generally equal the price paid for such shares. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Subject to the discussion above regarding potential treatment of the Company as a PFIC for United States federal income tax purposes, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares that will be cancelled in exchange for Merger Consideration in the Merger will be more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting Requirements

United States Holders may be subject to information reporting and backup withholding at the applicable rate with respect to proceeds from the exchange of Ordinary Shares pursuant to the Merger. Information reporting generally will apply to proceeds from the sale or redemption of, Ordinary Shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Ordinary Shares, other than an exempt recipient. A payor may be required to withhold backup withholding tax from the proceeds from the sale or redemption of, Ordinary Shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number and fails to comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF ORDINARY SHARES. EACH HOLDER OF ORDINARY SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING ITS ORDINARY SHARES FOR CASH IN THE MERGER UNDER ANY FEDERAL, STATE, FOREIGN, LOCAL OR OTHER TAX LAWS.

Material Israeli Income Tax Consequences

 The following is a summary discussion of the material Israeli income tax considerations in connection with the Merger.  The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares.  No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

 In general, under the Israeli Income Tax Ordinance [New Version], 5721-1961, and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading.  The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to real capital gains derived from the disposition of Ordinary Shares in the Merger is generally 25% for individuals.  Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the tax rate will be 30%.  However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.   Companies are subject to the corporate tax rate (26.5% for the 2015 tax year) on real capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of Ordinary Shares, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering, that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance and in addition, for shares traded in the Tel Aviv Stock Exchange Ltd., the shares were not purchased from a related party and the purchase was not subject to certain tax-free provisions under Israeli lax law.  However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets.  However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel.  Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of 25% or 30%.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption, which we also refer to as the Valid Certificate.  In addition, we have filed with the Israeli Tax Authority an application for a ruling to provide that no Israeli withholding tax would be applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after the Company’s initial public offering in 1992.  Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, and does not present a Valid Certificate, will be made subject to withholding of Israeli tax at the Israeli applicable withholding rate.

Each of our shareholders who will not provide a Valid Certificate or will not provide the required information set forth in the ruling and certify that it (i) is a non-Israeli resident, (ii) has no connection to Israel as set forth in the ruling, (iii) holds less than 5 percent of the Ordinary Shares, and (iv) purchased its shares after the Company’s initial public offering in 1992, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

 Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Awards Tax Ruling

On December 15, 2015, the Israeli Tax Authority issued a ruling providing, among other things, that (i) the assumption by Mellanox of the unvested Company RSUs will not result in a taxable event with respect to such compensatory awards pursuant to Section 102 of the Israeli Tax Ordinance, and with respect to such unvested Company RSUs subject to Section 102 of the Israeli Tax Ordinance that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of the RSUs and with regard to the classification of the gain; (ii) the payments made in respect to Ordinary Shares issued upon exercise or vesting of Company RSUs and options granted under the capital gains route of Section 102 and held by Tamir Fishman Trustees 2004 Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee), shall not constitute a violation of Section 102 of the Israeli Tax Ordinance if deposited with the Section 102 Trustee and released only after the lapse of the minimum trust period required by Section 102 of the Israeli Tax Ordinance; and (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the Section 102 Trustee or the paying agent.

Regulatory Matters

Committee on Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950 (which we refer to as Section 721), authorizes the President of the United States to investigate, and to suspend or to prohibit, any transaction that could result in control of a U.S. business by a foreign person (which we refer to as a Covered Transaction) where the President determines that the transaction threatens to impair U.S. national security, and no other adequate and appropriate means are available to address that threat.  In the exercise of Section 721 authority, the President relies on the Committee on Foreign Investment in the United States (which we refer to as CFIUS).  CFIUS an interagency committee of the U.S. government which is empowered to, among other things, (i) review and investigate Covered Transactions, (ii) negotiate an agreement with the participants in a Covered Transaction to mitigate national security concerns (which we refer to as a Mitigation Agreement), (iii) determine that no further action under Section 721 is necessary with respect to a Covered Transaction and (iv) make recommendations to the President for a final decision under Section 721.

Under the Merger Agreement, Mellanox and the Company submitted a joint voluntary notice of the merger for review by CFIUS.  Once CFIUS accepts that notice as a complete notice, CFIUS ordinarily will commence a review of the merger, which CFIUS must complete no later than 30 days after commencement.  Based upon that review, CFIUS may in its discretion commence a further investigation of the merger.  CFIUS must complete any such investigation no later than 45 days after it commences that investigation.  Upon conclusion of its review and its further investigation, if any, CFIUS may determine that no further action is warranted (including by reason of a Mitigation Agreement), or it may determine to refer the matter to the President with its report and recommendations.  If CFIUS refers the matter to the President, the President may take up to another 15 days to reach a final determination.

Completion of the Merger is conditioned on receipt of CFIUS clearance.  For purposes of the Merger Agreement, “CFIUS clearance” means the parties to the Merger Agreement shall have received written notice from CFIUS that its review or investigation, if any, of the merger has concluded and either (i) Mellanox shall have received written notice that CFIUS has determined that there are no national security concerns that warrant further review or investigation under Section 721 or (ii) the President shall not have acted under Section 721 to suspend or prohibit the Merger and the applicable period of time for the President to take that action shall have expired.

On October 23, 2015, Mellanox and EZchip submitted the joint voluntary notice of the Merger, and CFIUS set October 29, 2015 as the first day of the review period. On November 24, 2015, CFIUS notified Mellanox and EZchip that it is commencing a further investigation of the Merger which is scheduled to be completed by no later than January 11, 2016.

Israeli Companies Registrar

 Under the ICL, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•
Merger Proposal.  We and Merger Sub are required each to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the respective shareholders’ meeting to approve the Merger.  Both Merger Sub and we filed the required merger proposals with the Israeli Companies Registrar on October 7, 2015.  Amendment No. 1 to the Agreement of Merger, together with amendments to the merger proposals, were filed with the Israeli Companies Registrar on November 22, 2015. Under the ICL, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the ICL, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ, we have also published an announcement of the Merger in the U.S. within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the ICL, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office.

•
Shareholder Approval Notice.  After the General Meeting, and assuming the approval of the Merger thereat by the Company’s shareholders, the Company must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  The sole shareholder of Merger Sub approved the Merger on September 29, 2015, and Merger Sub filed a notice with the Israeli Companies Registrar on October 6, 2015 regarding the vote of the shareholder of Merger Sub.  At least 30 days must pass from the date of the General Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of the Company approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the ICL.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Investment Center

The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Economy of the State of Israel, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended (referred to as the Encouragement Law) and the Israel Tax Authority in order to preserve certain tax benefits granted to us under the Encouragement Law.  This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “privileged enterprise.”  Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets.  The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise.  The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof.  The approval of the Investment Center is a condition to the closing of the Merger.  On October 13, 2015, the Company submitted the requests for approval to the Investment Center and the Israel Tax Authority.

Israeli Office of the Chief Scientist

 The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein require the submission of notice to the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the OCS.  Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.  On October 13, 2015, the Company submitted the notice to the OCS, and on November 18, 2015, the OCS approved the Merger.

Israeli Tax Authority

We have agreed, as soon as reasonably practicable after the execution of the Merger Agreement and no later than 10 business days after the date of the Merger Agreement, to prepare and file, with the Israel Tax Authority an application for a ruling providing that (i) with respect to holders of Ordinary Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israel Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including, without limitation, the Merger consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the surviving company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied, (ii) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the surviving company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied. The Company has undertaken in the Merger Agreement to apply for the foregoing tax ruling in connection with the Merger, but obtaining such tax ruling is not a condition to consummation of the Merger.  On October 21, 2015, the Company submitted to the Israeli Tax Authority an application for a ruling that provides, among other things, that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after our initial public offering in 1992.

Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them.

Interests of Our Directors and Executive Officers in the Merger Proposal

In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from the interests of our shareholders in general.  Our Board of Directors was aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to our shareholders that they vote in favor of the Merger Proposal.

Ordinary Shares

As of December 18, 2015, the Record Date, the executive officers and directors of EZchip (nine persons) beneficially owned an aggregate of 1,075,326 Ordinary Shares, or 3.54% of the outstanding Ordinary Shares.  For ownership of Ordinary Shares by our directors and executive officers, see “Beneficial Ownership of Ordinary Shares” beginning on page 61.  Outstanding Ordinary Shares held by executive officers and directors of EZchip will be treated in the Merger in the same manner as Ordinary Shares held by all other shareholders of EZchip (i.e., they will be canceled and entitle the holders thereof to receive the Merger Consideration).

Company Share Options and RSUs

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding that is vested and exercisable as of the effective time of the Merger will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder had the right to purchase if such holder had exercised such option in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without any payment.

As of the date of the Merger Agreement, all of the outstanding options to acquire Ordinary Shares of the Company are vested and exercisable.

Pursuant to the Merger Agreement, at the effective time of the Merger, each unvested and outstanding restricted share unit of EZchip will be assumed by Mellanox and converted into a restricted share unit of Mellanox, with the number of ordinary shares of Mellanox issuable upon the vesting of each such Mellanox restricted share unit determined by reference to the $25.50 per share merger consideration and the average closing price of Mellanox’s ordinary shares for the five trading days immediately preceding the effective time of the Merger.

As of December 18, 2015, the total number of Ordinary Shares issuable upon the exercise of options or subject to outstanding RSUs held by our directors and executive officers as a group (nine persons) was 244,361.  The options have exercise prices ranging from $11.31 to $16.28 per share.

Vesting of Acceleration of RSUs in Connection with a Change in Control

Under the terms of the existing award agreements with our directors and executive officers, upon a change in control of the Company, if the successor company in the Merger, or Parent or its subsidiaries do not agree to assume or substitute the RSUs, the vesting dates of any unvested awards at such time shall be immediately vested in full as of the date that is ten days prior to the effective date of the Merger.  In addition, if the successor company in the merger, or Parent or its subsidiaries agree to assume or substitute the RSUs and such director or executive officer’s employment or service with the successor company in the Merger is terminated without “cause” within one year of the effective date of the Merger, the vesting dates of any unvested awards shall be accelerated so that any unvested portion of the substituted Award shall be immediately vested in full as of the date of such termination without cause.

The Merger Agreement provides for the termination of service of the following executive officers of the Company – Eli Fruchter, our Director, President and Chief Executive Officer, Amir Eyal, our Vice President – Business Development, and Dror Israel, our Chief Financial Officer.  As a result of the termination of service and in accordance with their existing award agreements, any unvested RSUs held by such executive officers at the effective time of the Merger shall become immediately vested.  As of December 18, 2015, Mr. Fruchter held 28,698 unvested RSUs, Mr. Eyal held 38,423 unvested RSUs and Mr. Israel held 38,423 unvested RSUs.  Assuming the Merger is consummated on February 29, 2016, as of such date, Mr. Fruchter will hold 25,830 unvested RSUs, Mr. Eyal will hold 29,738 unvested RSUs and Mr. Israel will hold 29,738 unvested RSUs, the vesting of which shall be accelerated.

In addition, pursuant to the Merger Agreement, it is a condition to closing of the Merger that if instructed in writing by Parent prior to the effective time of the Merger, each director of each of the Company and its subsidiaries shall cease to serve as a director at the effective time of the Merger.  Accordingly, it is expected that each of the non-executive directors of the Company shall cease serving as a director as of the effective time of the Merger and, in accordance with their existing award agreements, any unvested RSUs held by such non-executive directors at such time shall be immediately vested.  As of December 18, 2015, all non-executive directors of the Company as a group (six persons) held an aggregate of 27,490 unvested RSUs.  Assuming the Merger is consummated on February 29, 2016, as of such date, all non-executive directors of the Company as a group (six persons) will hold an aggregate of 24,745 unvested RSUs, the vesting of which shall be accelerated.

Indemnification and D&O Insurance Arrangements

Pursuant to the Merger Agreement, Parent has agreed to cause the surviving company in the Merger to honor all existing indemnification agreements with our directors and officers.

In addition, Parent has agreed to cause the surviving company, for seven years after the closing of the Merger, to maintain provisions in its organizational documents with respect to director and officer indemnification, exculpation and expense advancement provisions that are at least as favorable as those existing at the time of the signing of the Merger Agreement.

Finally, at any time prior to the effective time of the Merger, the Company has the right to purchase a seven-year “tail” endorsement to the current directors’ and officers’ liability insurance policies prior to the closing of the Merger. This D&O insurance arrangement shall not detract from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ liability insurance policies.

For more details on the indemnification and insurance arrangements for our directors and officers, see “The Merger Agreement – Other Covenants and Agreements – Directors’ and Officers’ Indemnification and Insurance” beginning on page 55.

Employee Compensation and Benefits

Under the Merger Agreement, Parent has undertaken that for one year following the consummation of the proposed Merger, it will cause the surviving company to provide each continuing employee of the Company with employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such employee before closing.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement.  The Original Agreement and Amendment No. 1 are attached as Appendix A-1 and Appendix A-2, respectively, to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub which were made only for purposes of that agreement and as of specified dates.  The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us.  Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 62.

The Merger Agreement

Structure of the Merger; Company Shareholder Approval

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent.  As a result, after the effective time of the Merger, the Ordinary Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the ICL.

Approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  We refer to the foregoing approval as the “Company Shareholder Approval.”

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held by the Company or any wholly owned subsidiary of the Company (or held in the treasury of the Company) or by Parent, Merger Sub or any wholly owned subsidiary of Parent, which will remain outstanding, and no merger consideration or any other consideration will be delivered in exchange therefor) will be converted into the right to receive $25.50 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

At the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding that is vested and exercisable as of the effective time of the Merger will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option and (ii) the number of Ordinary Shares such holder had the right to purchase if such holder had exercised such option in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without any payment.

As of the date of the Merger Agreement, all of the outstanding options to acquire Ordinary Shares of the Company are vested and exercisable.

At the effective time of the Merger, each unvested and outstanding restricted share unit of EZchip will be assumed by Mellanox and converted into a restricted share unit of Mellanox, with the number of ordinary shares of Mellanox issuable upon the vesting of each such Mellanox restricted share unit determined by reference to the $25.50 per share Merger Consideration and the average closing price of Mellanox’s ordinary shares for the five trading days immediately preceding the effective time of the Merger .

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due organization of Company and subsidiaries;

•	charter documents and minutes of Company and subsidiaries;

•	capitalization;

•	filings with securities regulators and financial statements;

•	absence of changes;

•	title to assets;

•	receivables, customers and suppliers;

•	inventories, equipment and real property;

•	intellectual property;

•	contracts;

•	liabilities;

•	compliance with legal requirements;

•	anti-corruption laws, certain business practices and code of ethics;

•	governmental grants and authorizations;

•	tax matters;

•	employee benefit plans;

•	labor;

•	environmental matters;

•	insurance;

•	transactions with affiliates and potential conflicts of interest;

•	legal proceedings and orders;

•	products;

•	authority and binding nature of agreements;

•	Company Board of Directors and required vote;

•	non-contravention and consents;

•	fairness opinion;

•	financial advisors and transaction expenses;

•	no ownership of Parent Ordinary Shares

•	export compliance; and

•	full disclosure.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	corporate organization;

•	authority and binding nature of the Merger Agreement;

•	no Parent shareholder vote required;

•	non-contravention and consents;

•	Merger Sub;

•	broker;

•	no ownership of Company Ordinary Shares;

•	financing;

•	information provided by Parent for the Proxy Statement; and

•	absence of litigation.

Significant portions of the representations and warranties of the Company are qualified by “materiality” or “Material Adverse Effect.”  An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters (which is referred to as a Change), will be deemed to have a “Material Adverse Effect” on the Company and its subsidiaries if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in the Merger Agreement, has had, is or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to consummate the Merger prior to April 16, 2016, or such other date as mutually agreed by the Company and Parent (which we refer to as the Outside Date); provided, however, that none of the following shall be deemed to constitute, and that none of the following Changes shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect on the Company and its subsidiaries:

(a)	changes in U.S. GAAP or legal requirements (or any interpretations thereof), occurring after the date of the Merger Agreement applicable to the Company and its subsidiaries;

(b)	any acts of terrorism or war or any weather related event, fire or natural disaster in such jurisdictions in which the Company and its subsidiaries have substantial operations;

(c)
compliance with the terms of, the taking of any action required or the failure to take any action prohibited by, the Merger Agreement or the taking of any action consented to or requested by Parent or Merger Sub in writing;

(d)
any failure by the Company to meet internal, analysts or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (but in each case excluding any of the underlying reasons for, factors contributing to, or results of, any such changes, which may be taken into consideration in the determination of a “Material Adverse Effect”);

(e)
the announcement of the execution of the Merger Agreement or the pendency of the Merger (including the threatened or actual impact on relationships of the Company or Parent with customers, vendors, suppliers, distributors, landlords or employees);

(f)	changes in the industries or in the markets or legal or regulatory environment in which the Company and its subsidiaries operate generally; or

(g)	changes in general economic or political conditions or the applicable capital markets, or financial credit in general (including prevailing interest rates, exchange rates and stock market levels);

except, in each case of subsections (a), (b), (f) and (g), if the Company and its subsidiaries taken as a whole are materially disproportionately affected in an adverse manner as compared to other participants in the industries in which the Company and its subsidiaries participate.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or “Material Adverse Effect.” A Change will be deemed to have a “Material Adverse Effect” on Parent if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by Parent in the Merger Agreement has had, or is or would reasonably be expected to have, a material adverse effect on (A) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Parent and its subsidiaries taken as a whole, or (B) the ability of Parent to consummate the Merger before the Outside Date; provided, however, that a decline in Parent’s stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Parent.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company shall:

•	conduct, and shall ensure that each of its subsidiaries conducts, its business and operations in the ordinary course and in accordance with past practices;

•
preserve, and shall use commercially reasonable efforts to ensure that each of its subsidiaries preserves, intact its current business organization, keeps available the services of its current officers and key employees and maintains its current relations consistent with prior business practices with all significant suppliers, significant customers, distributors, landlords, creditors, licensors, licensees, key employees and other persons having contractual or other business relationships with the Company and its subsidiaries;

•
timely pay, and shall use commercially reasonable efforts to ensure that each of its subsidiaries timely pays, its debts and taxes consistent with past practices and in compliance with all applicable terms and conditions, or laws and regulations;

•
collect, and shall use commercially reasonable efforts to ensure that each of its subsidiaries collects, its receivables in the same manner and on the same terms as such receivables have historically been collected;

•	promptly notify Parent of:

o
any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, and

o
any legal proceeding commenced or threatened against, relating to or involving or otherwise affecting the Company or its subsidiaries that relates to the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•
maintain the inventory levels of the Company and its subsidiaries at a level consistent in the ordinary course and in accordance with past practice in light of the normal operating requirements of the Company and its subsidiaries and shall be adequate for the conduct of their operations.

In addition, the Company has agreed that until the effective date of the Merger, except as contemplated or permitted by the Merger Agreement or required by legal requirements, the Company shall not, without the prior written consent of Parent (which approval shall not be unreasonably withheld), and shall not permit any of its subsidiaries to:

•
declare, accrue, set aside or pay any dividend (whether in cash, stock or property or any combination thereof) or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities;

•
sell, issue, grant or authorize the sale, issuance or grant of (A) any shares or other securities, (B) any option, call, warrant or right to acquire any shares or other securities, or (C) any instrument convertible into or exchangeable for any shares or other securities, except that the Company may issue Ordinary Shares upon the valid exercise of options to acquire Ordinary Shares or the vesting of Company RSUs outstanding as of the date of the Merger Agreement and referred to in the Merger Agreement and may grant Company compensatory awards to employees hired prior to the date of the Merger Agreement to the extent such grants were disclosed to Parent prior to the date of the Merger Agreement;

•	file, amend or supplement any registration statement with respect to any shares or other securities;

•
amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company equity incentive plans, any provision of any agreement evidencing any outstanding Company compensatory award, share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding Company compensatory award, option, restricted share unit, warrant or other security or any related contract, except as otherwise specifically allowed in the Merger Agreement;

•
amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	transfer any assets to any subsidiary, other than in the ordinary course of business consistent with past practice;

•	make any capital expenditure in excess of $200,000 individually or $700,000 in the aggregate;

•
enter into or become bound by, or permit any of the assets owned or used by it to become bound by or subject to, any material contract or encumbrance (other than a permitted lien), or amend or terminate, or waive or exercise any material right or remedy under, any material contract, other than in the ordinary course of business consistent with past practice;

•
acquire, lease or license any right or other asset from any other person or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset to any other person, except in each case for immaterial assets acquired, leased, licensed, sold, transferred, pledged or disposed of by the Company in the ordinary course of business and consistent with past practices and any non-exclusive license of Company IP in the ordinary course of business consistent with past practice, or abandon, waive or relinquish any material right;

•	fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any intellectual property rights used in or otherwise material to the business;

•
other than consistent with past practice and in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;

•
lend money to any person, or incur or guarantee any indebtedness for borrowed money, or have any issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities, other than indebtedness to the Company or any of its subsidiaries in the ordinary course of business and consistent with past practice;

•
amend, in any material respect, terminate, establish or adopt any Company benefit plan or any plan, policy, arrangement or agreement that would be a Company benefit plan if in effect as of the date of the Merger Agreement, forgive any loans to any of its directors, officers or employees, or except as may be required by applicable law or the terms of any existing benefit plan or contract as in effect prior to the date of the Merger Agreement that has been provided or made available to Parent prior to the date of the Merger Agreement, pay or commit to pay any bonus, commission or other incentive payment or make any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

•
hire or terminate any employee, officer, director or other service provider, other than hiring or firing of employees or other service providers with total annual compensation not in excess of $150,000 per person and in the ordinary course of business consistent with past practice;

•
except as required pursuant to any existing benefit plan in effect as of the date of the Merger Agreement or Israeli law or other applicable legal requirement, make any severance or termination payment to any officer or other employee;

•
change any of its product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, personnel policies or other business policies, other than in the ordinary course of business consistent with past practice, or any of its methods of accounting or accounting practices in any respect;

•	commence or settle any legal proceeding having an amount at issue of more than $100,000 individually or $250,000 in the aggregate;

•	enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

•	call or convene any general or special meeting of the shareholders of the Company, other than the General Meeting; or

•	offer, agree or commit to take any of the foregoing actions.

The Company has also agreed that until the effective date of the Merger, it shall, promptly following such time as the Company has knowledge of the occurrence of such event, notify Parent in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to closing impossible or unlikely or that has had a Material Adverse Effect on the Company and its subsidiaries, including, without limitation, promptly advising Parent in writing of any legal proceeding or material claim commenced or asserted against or with respect to the Company and its subsidiaries that relates to the consummation of the Merger or any of the other transactions contemplated by Merger Agreement. No notification given to Parent pursuant to these provisions of the Merger Agreement shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in the Merger Agreement.

Company Shareholder Meeting; Proxy Statement; Merger Proposal

The Company has agreed to, no later than 48 hours after the end of the “go-shop” period as described below, take all action necessary or required to publish the notice of the General Meeting of the Company’s shareholders (which we refer to as the Company Shareholders Meeting) for the purpose of obtaining the Company Shareholder Approval.  The notice of this General Meeting was published on November 19, 2015.

The Company also agreed, as soon as practicable following the end of the “go-shop” period, to prepare and file with the ISA and furnish to the SEC on a Form 6-K this proxy statement for the Company Shareholders Meeting, and to use its reasonable commercial efforts to cause this proxy statement to be mailed to shareholders of the Company following its filing date.  Unless our Board has effected a Change of Recommendation (as defined below), the Company was required to include in this proxy statement our Board’s recommendation to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (which we refer to as the Company Board Recommendation).

The Company and Merger Sub have agreed that they would, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the ICL and delivered and filed with the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the ICL and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL.  The executed merger proposals of Merger Sub and the Company were filed with the Israeli Companies Registrar on October 7, 2015.  Amendment No. 1 to the Agreement of Merger, together with amendments to the merger proposals, were filed with the Israeli Companies Registrar on November 22, 2015.  The notice to creditors was published by Merger Sub on October 7, 2015 and by the Company on October 7, 2015 (in Israel) and on October 7, 2015 (in New York), and the related notification to the Israeli Companies Registrar that such notices had been provided was provided by Merger Sub and the Company on October 11, 2015.  Notices to the Israeli Companies Registrar of the approval of the Merger by a merging company’s shareholders was filed by Merger Sub on October 7, 2015 and will be filed by us promptly following the receipt of the Company Shareholder Approval.

Restrictions on Solicitation of Other Offers

Go-Shop Period.  From November 17, 2015 (the date of Amendment No. 1 to the Merger Agreement) until 6:59 p.m. Israel time on December 16, 2015, which period we refer to as the “go-shop” period, the Company and its subsidiaries and its and its subsidiaries’ respective officers, directors, employees, agents, attorneys, accountants and advisors on its behalf (which are referred to collectively as “representatives”) had the right to, directly or indirectly through another person:

•
solicit, initiate, seek, entertain, encourage, facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal, or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an acquisition transaction (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an acquisition transaction will be “50%” and a tender offer or exchange offer relating to 50% or more of the outstanding Ordinary Shares shall be deemed an acquisition proposal); and

•
participate in any discussions or negotiations regarding or relating to, or furnish to any person any nonpublic information that can be used for the purposes of formulating, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or be expected to lead to, an acquisition proposal for a transaction substantially similar to the transaction contemplated under the Merger Agreement, pursuant to a customary confidentiality agreement on terms, that taken as a whole, are not materially more favorable to such person than the provisions of the confidentiality agreement between the Company and Parent and which does not prohibit the Company from complying with certain obligations to Parent under the Merger Agreement; provided that all such information and data has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person.

No later than twenty-four hours after the end of the “go-shop” period, the Company was required to notify Parent in writing of the identity of each person from whom the Company had received an acquisition proposal prior to the end of the “go-shop” period that has not been withdrawn and for which our Board determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a superior proposal and provide to Parent (x) a copy of any such acquisition proposal made in writing (including financing commitments) to the Company or any of its subsidiaries and (y) a written summary of the material terms of any such acquisition proposal not made in writing (including any material terms proposed orally or supplementally).  The Company did not receive any acquisition proposal prior to the end of the “go-shop” period.

No Solicitation Period.  From September 30, 2015 (the date of the Merger Agreement) and through November 17, 2015 (the date of Amendment No. 1 to the Merger Agreement) and from the end of the “go-shop” period, the Company has agreed that it will not, and will cause its subsidiaries not to, and will not authorize or permit its and its subsidiaries’ respective representatives to, directly or indirectly:

•
solicit, initiate, seek, entertain, encourage, facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an acquisition transaction;

•
participate in any discussions or negotiations regarding or relating to, or furnish to any person any nonpublic information that would reasonably be expected to be used for the purposes of formulating or with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal, except to notify such person as to the existence of the non-solicitation provisions;

•	approve, adopt, endorse or recommend to its shareholders or any other person any acquisition proposal;

•	enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any acquisition proposal or a transaction contemplated thereby; or

•
furnish to any person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its subsidiaries, or afford to any person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in each such case that has made, submitted or announced, or would reasonably be expected to make, submit or announce, or with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist the making, submission or announcement of, an acquisition proposal.

The Company also agreed to, and to cause each of its subsidiaries to and instruct each of their respective representatives to immediately cease any and all existing discussions, communications or negotiations with any person (other than Parent, Merger Sub and their representatives) conducted prior to the date of the Merger Agreement with respect to, or that would reasonably be expected to lead to, any acquisition proposal.  In addition, the Company agreed to immediately demand that each person which has prior to the date of the Merger Agreement executed a confidentiality agreement with it or any of its affiliates or any of its subsidiaries or any of their respective affiliates or representatives pursuant to which the Company provided confidential information regarding the Company or its subsidiaries after August 31, 2014 in connection with such person’s consideration of a possible acquisition proposal immediately return or destroy (and have such destruction certified in writing by such person to the Company) all confidential information heretofore furnished by or on behalf of the Company or its subsidiaries or any of their respective affiliates or representatives to such person or any of such person’s affiliates or subsidiaries or any of such person’s or such affiliates’ or subsidiaries’ representatives in connection with such person’s consideration of a possible acquisition proposal.

Notwithstanding the restrictions described above, if after the date of the Merger Agreement and prior to the General Meeting (other than during the “go-shop” period), (y) the Company receives an unsolicited, bona fide written acquisition proposal, which constitutes or may constitute a superior proposal (any acquisition proposal received prior to the date of the Merger Agreement and which was still outstanding as of the date of the Merger Agreement is deemed to have been received immediately after execution of the Merger Agreement and any amendment to the terms of an acquisition proposal shall constitute a new acquisition proposal), and (z) our Board has concluded in good faith, based on the advice of its outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written acquisition proposal, that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such acquisition proposal would reasonably be expected to constitute a breach of its fiduciary obligations to the Company’s shareholders under the ICL and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, our Board may also consider and act on the basis of Delaware law, the Company shall promptly, but in any event in less than twenty-four (24) hours following the time of such conclusion (but in any event at least twenty-four (24) hours prior to taking the actions set forth in (i) and (ii) below), provide to Parent written notice that shall state expressly (A) that it has received an acquisition proposal which constitutes or may constitute a superior proposal, (B) that our Board has made the conclusions set forth in clause (z) above and (C) the identity of the party making such acquisition proposal and the material terms and conditions of the acquisition proposal (unless such proposal is in written form, in which case the Company will give Parent a copy of such acquisition proposal including any modifications thereto) (we refer to such notice, as the superior proposal notice) and may then take the following actions:

(i)
make available nonpublic information to the third party making such acquisition proposal, provided that (x) prior to so making available, the Company receives from the third party an executed confidentiality agreement containing terms no more favorable to the third party than the terms under the confidentiality agreement between the Company and Parent, and (y) subject to applicable antitrust laws and regulations relating to the exchange of information, contemporaneously with making available any such nonpublic information to such third party, the Company makes available a copy of such nonpublic information to Parent (to the extent such nonpublic information has not been previously so made available); and

(ii)	engage in discussions and/or negotiations with the third party with respect to the acquisition proposal.

The Merger Agreement requires the Company (other than during the “go-shop” period) to promptly, but in any event within twenty-four (24) hours, after receipt by the Company or any of its subsidiaries of any acquisition proposal or any request for nonpublic information or inquiry which the Company reasonably believes would reasonably be expected to lead to an acquisition proposal, provide  Parent with written notice of the terms and conditions of such acquisition proposal, request or inquiry, and the identity of the person or group making any such acquisition proposal, request or inquiry.  After receipt of the acquisition proposal, request or inquiry, the Company shall promptly (and with respect to any changes to any such acquisition proposal in any event no later than twenty-four (24) hours after the occurrence of such changes) keep Parent informed in all material respects of the status and details (including any amendments or proposed amendments (including any withdrawal thereof)) of any such Acquisition Proposal, request or inquiry.

For purposes of this summary:

•
“Acquisition proposal” means any written offer, proposal or indication of interest (other than by Parent or Merger Sub or any of their respective affiliates or any of their respective representatives) contemplating or otherwise relating to an acquisition transaction, or such other offer, proposal or indication of interest considered by our Board.

•	“Acquisition transaction” means any transaction or series of transactions involving:

o
any merger, consolidation, recapitalization, share exchange, business combination or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions (or the ultimate parent entity thereof);

o
any sale, lease, exchange, transfer or other disposition (including by way of liquidation or dissolution of one or more of the Company and its subsidiaries) of assets of the Company and its subsidiaries representing 15% or more of the consolidated assets of the Company and its subsidiaries, in a single transaction or a series of related transactions;

o
any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company to any person or group representing 15% or more of the voting power of the Company; or

o
any transaction in which any person or any “group” (as defined in the Exchange Act and the rules promulgated thereunder) shall acquire, directly or indirectly, beneficial ownership of, or the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of the Company.

•
“Superior proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a person other than Parent or Merger Sub or a person acting in concert with Parent or Merger Sub that:

o
provides for any merger, consolidation, business combination, tender offer or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or for any sale or other disposition directly or indirectly of assets of the Company and its subsidiaries representing 50% or more of the consolidated assets of the Company and its subsidiaries;

o
is on terms which our Board in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by the Merger Agreement, including any adjustments or revisions thereto and after taking into account any expense reimbursement obligations and likelihood and timing of consummation; and

o
is, in the good faith judgment of our Board (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel), reasonably likely to be financed and completed.

EZchip Board Recommendation

Subject to the provisions described below, our Board agreed to unanimously recommend that the Company’s shareholders vote to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (which is referred to as the Company Board Recommendation) and the Company has agreed to include the Company Board Recommendation in this Proxy Statement.  Subject to the provisions described below, the Merger Agreement provides that the Company Board Recommendation will not be withdrawn, qualified or modified in any manner adverse to Parent and no resolution by our Board or any committee thereof to withdraw, qualify or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted.

Notwithstanding these restrictions, at any time before the occurrence of the General Meeting, our Board may, in response to the receipt of a superior proposal that has not been withdrawn and continues to constitute a superior proposal after compliance by the Company with the non-solicitation provisions, withhold or withdraw the Company Board Recommendation or approve, adopt, endorse or recommend the superior proposal to the Company shareholders (referred to as a Change of Recommendation), but only if all of the following conditions are met:

•
our Board has concluded in good faith, after effecting all required actions set forth below and based on advice of its outside legal counsel, that, in light of such superior proposal, the failure of the Board to effect a Change of Recommendation would constitute a breach of its fiduciary obligations to its shareholders under the ICL and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, our Board may also consider and act on the basis of Delaware law; and

•	our Board has:

o
provided to Parent five (5) business days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable superior proposal and the manner in which it intends to effect the Change of Recommendation), provided that such five (5) business day period shall be extended for an additional five (5) business days following each modification of the financial or other material terms of such superior proposal so long as our Board determines that such modified proposal continues to constitute a superior proposal;

o
subject to applicable antitrust laws and regulations relating to the exchange of information, made available to Parent all materials and information made available to the person making the superior proposal in connection with such superior proposal; and

o
for such five (5) business day period (plus each applicable extension) following the delivery to Parent of such notice and the provision of the materials and information referred to above, if requested by Parent, the Company shall make its representatives available to discuss with Parent’s representatives any proposed revisions to the terms and conditions of the Merger Agreement so that the acquisition proposal that constituted a superior proposal would no longer constitute a superior proposal.

Notwithstanding the provisions described above, the Merger Agreement does not restrict the Company from making such disclosures as are necessary or required, based on the advice of the Company’s outside legal counsel, by Israeli or U.S. federal securities laws; provided that any such disclosure that constitutes a Change of Recommendation will be subject to the terms and conditions of the Merger Agreement that apply to a Change of Recommendation, including, in certain cases, triggering the right to termination of the Merger Agreement and reimbursement of expenses.

Other Covenants and Agreements

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed to cause the surviving company in the Merger to honor all existing indemnification agreements with our directors and officers which were disclosed to Parent.

In addition, Parent has agreed to cause the surviving company, for seven years after the closing of the Merger, to contain in the articles of association of the surviving company, provisions with respect to indemnification and exemption that are at least as favorable as those existing at the Company’s articles of association as in effect at the time of the signing of the Merger Agreement.

Finally, at any time prior to the effective time of the Merger, the Company has the right to purchase a seven-year “tail” directors’ and officers’ liability insurance policy covering the persons who were directors and officers  of the Company and its subsidiaries prior to the effective time, with respect to their acts or omissions occurring prior to the effective time.

This D&O insurance arrangement shall not detract from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ liability insurance policies.

Public Announcements

Mellanox and EZchip will consult with each other before issuing any press release or otherwise making any public announcement concerning the Merger Agreement or the transactions contemplated by the Merger Agreement; provided that each party will not, and will direct its representatives not to, make any disclosure regarding the Merger or any of the other transactions contemplated by the Merger Agreement unless (a) the other party has approved such disclosure (such approval not to be unreasonably withheld, conditioned or delayed), or (b) such party will have been advised in writing by its outside legal counsel that such disclosure is required by applicable legal requirements.  Each party further agrees to promptly make available to the other party copies of any written public communications made without prior consultation with the other party.

Access to Information; Confidentiality

Prior to the effective time or the termination of the Merger Agreement, subject to applicable legal requirements and antitrust laws, data privacy/protection legal requirements and regulations relating to the exchange of information, the Company has agreed to, and to cause its subsidiaries and its and their representatives, to, give representatives of Mellanox reasonable access during normal working hours upon reasonable advance notice to EZchip’s representatives, personnel and assets, and to (and copies of) all existing books, records, tax returns, work papers and other documents and information relating to EZchip and its subsidiaries as Mellanox may reasonably request.

In addition, Mellanox and EZchip have agreed to remain bound by the confidentiality agreement executed by the parties prior to the execution of the Merger Agreement.

Notification of Certain Matters

Prior to the effective time or the termination of the Merger Agreement, each party shall promptly notify the other party, of (i) other than during the “go-shop” period to the extent related to the permitted “go-shop” process, the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would reasonably be expected to cause the conditions to closing not to be satisfied, (ii) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the transactions contemplated by the Merger Agreement, and (iii) any change to the number of Ordinary Shares issued and outstanding, which results from anything other than actions specifically permitted by the Merger Agreement, including the exercise of Company options and vesting of Company RSUs.

Other than during the “go-shop” period to the extent related to the permitted “go-shop” process, each party must give the other party prompt notice of the commencement of any investigation or legal proceeding by or before any governmental body with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger (which we also refer to as Transaction Litigation), (ii) keep the other parties informed as to the status of any such investigation or Transaction Litigation and (iii) promptly inform the other parties of any communication to or from any governmental body regarding the Merger or any of the other transactions contemplated by the Merger Agreement.

Reasonable Efforts

Each party, subject to certain exceptions specified in the Merger Agreement, agreed to use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement, including (i) making all deliveries and filings and giving all notices, if any, required to be made and given by such party in connection with the Merger and the other transactions contemplated by the Merger Agreement, (ii) using all reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, and (iii) using all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such delivery or filing made, each such notice given and each such consent obtained by the Company during the period prior to the consummation of the Merger.

Parent shall not have any obligation under the Merger Agreement: (i) to dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause the Company or any of its subsidiaries to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause the Company or any of its subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any technology or intellectual property right of the Company or any of its subsidiaries, or to commit to cause any of the Company or any of its subsidiaries to license or otherwise make available to any person any technology or intellectual property right of the Company or any of its subsidiaries; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the closing date), or to commit to cause the Company or any of its subsidiaries to hold separate any assets or operations; (v) to make or cause any of its subsidiaries to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of the Company or any of its subsidiaries; or (vi) to contest, defend or appeal any legal proceeding relating to the Merger if Parent determines in good faith that contesting, defending or appealing such legal proceeding might not be advisable.

Debt Financing – Reasonable Cooperation

Parent intends to finance the Merger Consideration from committed external debt financing that it will obtain prior to the effective time of the Merger.  We have agreed in the Merger Agreement to reasonably cooperate with the arrangement by Parent of the debt financing as may be reasonably requested by Parent.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•	the receipt of clearance of CFIUS;

•
the approval of the Investment Center of the Ministry of Economy of the State of Israel, established under the Law for the Encouragement of Capital Investment, 5719-1959, to the change of control of EZchip;

•
no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or applicable to the Merger that makes consummation of the Merger illegal; and

•
as required by the Israeli ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the sole shareholder of Merger Sub has approved the Merger Agreement).

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of the Company (subject to certain materiality, material adverse effect and other qualifications);

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•
if instructed in writing by Parent prior to the effective time of the Merger, confirmation that each director of each of the Company and its subsidiaries ceases to serve as a director at the effective time of the Merger;

•	the delivery of customary officer’s certificates by the Company that, among other things, certify that the above conditions have been satisfied;

•	not more than 33% of certain designated employees of the Company and its subsidiaries shall have terminated their employment or tendered their resignation; and

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Parent and Merger Sub (subject to certain materiality, material adverse effect and other qualifications);

•	Parent’s and Merger Sub’s performance and compliance with their respective obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by April 16, 2016  or such other date as shall be mutually agreed in writing by Parent and the Company, which we refer to as the Outside Date (provided, however, that this right to terminate is not available to a party, if the failure to consummate the Merger by the Outside Date solely arises from or is directly attributable to the failure by such party to perform any material obligation required to be performed by such party at or prior to the effective time of the Merger);

•
if a court of competent jurisdiction or other governmental body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; and

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•	if a Company Triggering Event shall have occurred; a Company Triggering Event shall be deemed to have occurred if:

o
the Company or any of its subsidiaries (other than in compliance with the non-solicitation provisions of the Merger Agreement) shall have actively solicited, initiated, sought, encouraged, facilitated, supported or induced any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an acquisition transaction;

o
following the public disclosure or announcement of an acquisition proposal, our Board fails to reaffirm (publicly, if so requested by Parent) its recommendation to vote in favor of the Merger, within five business days after Parent requests in writing that such recommendation be reaffirmed;

o	our Board shall have effected a change of its recommendation; or

o	the Company shall have failed to include in the proxy statement for the General Meeting the Board’s recommendation to vote in favor of the Merger;

•
if the Company has breached any of its representations, warranties, covenants or agreements under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent and Merger Sub have not breached any of their respective representations, warranties, or covenants under the Merger Agreement in any material respect); or

•	if a material adverse effect shall have occurred on the Company and its subsidiaries.

 The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
Parent or Merger Sub have breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure the breach within 20 business days following notice of the breach (provided that the Company has not breached any of its representations, warranties, or covenants under the Merger Agreement in any material respect);

•
if (i) all the conditions to closing shall have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing and that are expected to be satisfied at the Closing), (ii) the Company has irrevocably confirmed in a written notice delivered to Parent that the conditions to closing have been satisfied or the Company has confirmed by written notice to Parent that it is willing to waive any unsatisfied conditions and, in either case, that the Company stands, and will stand, ready, willing and able to consummate the Merger and (iii) Parent and Merger Sub fail to consummate the Merger within five (5) business days after the delivery of such written notice and the Company stood ready, willing and able to consummate the Merger through the end of such five (5) business day period, and Parent has not requested the Israeli Companies Registrar to issue the Merger Certificate; or

•	our Board shall have effected a change of its recommendation in accordance with the terms of the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, it will have no further force or effect, with the exception of a few specified sections, each of which shall survive the termination of the Agreement.  The termination of the Merger Agreement will not relieve any party from liability for any breach of any representation, warranty or covenant contained in the Merger Agreement.

Remedies

Reimbursement of Expenses

If the Merger Agreement is terminated (i) by Mellanox due to  the occurrence of a Company Triggering Event or (ii) (x) by Mellanox or EZchip due to the Company Shareholder Approval not being obtained after the final adjournment of the shareholders’ meeting at which a vote was taken on the Merger and (y) at or prior to the time of the General Meeting an acquisition proposal has been publicly announced and not publicly withdrawn (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an acquisition proposal will be “50%” and a tender offer or exchange offer relating to 50% or more of the outstanding Ordinary Shares shall be deemed an acquisition proposal), EZchip has agreed to pay Mellanox an amount equal to the greater of (i) $3 million plus VAT, if applicable, or (ii) such amount actually incurred by or on behalf of Parent, up to $4 million plus VAT, if applicable, to compensate Mellanox for fees and expenses incurred by or on behalf of Mellanox in connection with the preparation and negotiation of the Merger Agreement and otherwise in connection with the Merger.

In addition, each of Mellanox and Merger Sub acknowledged and agreed that the reimbursement of expenses payable under the Merger Agreement  is not a penalty, but rather is a reasonable amount that will compensate Mellanox and Merger Sub in the circumstances in which the expenses are to be reimbursed.

Except as expressly set forth in the Merger Agreement and described above and the administrative filing fees paid in connection with the filing of any notice or other document under any applicable Israeli or other non-Israeli antitrust law or regulation or to any other Governmental Body (which shall be paid by each of Parent and the Company on a 50% basis), all costs and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring such expenses.

Specific Performance

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Amendments

The Merger Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after approval of the Merger by the shareholders of the Company); provided, however, that after any such approval of the Merger by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

Governing Law; Jurisdiction

The Merger Agreement is solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the State of Israel.  Any dispute arising under or in relation to the Merger Agreement is to be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties irrevocably submitted to the jurisdiction of such courts.

MARKET PRICE INFORMATION

The following table sets forth, for each of the financial quarters in the years indicated, the range of high ask and low bid prices of our Ordinary Shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2015
First quarter	$22.30	$18.53	$22.13	$18.36
Second quarter	$20.31	$14.30	$19.93	$13.88
Third quarter	$25.21	$15.29	$23.52	$15.47
Fourth quarter (through December 16, 2015)	$25.12	$23.37	$25.08	$23.16

2014
First quarter	$29.12	$23.54	$29.00	$23.70
Second quarter	$26.99	$22.02	$26.48	$22.77
Third quarter	$28.50	$23.51	$28.48	$23.01
Fourth quarter	$25.08	$18.19	$25.15	$17.85

2013
First quarter	$35.65	$21.80	$35.25	$22.53
Second quarter	$29.53	$21.25	$29.24	$21.29
Third quarter	$32.79	$21.30	$32.85	$22.05
Fourth quarter	$28.75	$22.09	$28.75	$22.12

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our Ordinary Shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
June 2015	$17.20	$15.72	$17.06	$15.42
July 2015	$16.59	$15.29	$16.45	$15.47
August 2015	$23.18	$15.74	$22.64	$16.16
September 2015	$25.21	$21.68	$23.52	$21.57
October 2015	$25.12	$24.25	$25.08	$24.15
November 2015	$25.01	$23.37	$24.91	$23.16
December 2015 (through December 16, 2015)	$25.01	$23.52	$25.01	$23.59

Share prices on the Tel Aviv Stock Exchange are quoted in NIS.  The share prices set forth above in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

On September 29, 2015, the last full trading day on NASDAQ and the TASE prior to date of the public announcement that our Board of Directors had entered into an agreement with Mellanox, the closing price per Ordinary Share on NASDAQ was $21.99 and the closing price per Ordinary Share on the TASE was NIS 88.11 (approximately $22.39, based on the exchange rate reported by the Bank of Israel as of such date).  On December 16, 2015, the most recent practicable date prior to the date of this proxy statement, the closing price per Ordinary Share on NASDAQ was $24.52 and the closing price per Ordinary Share on the TASE was NIS 94.48 (approximately $24.36, based on the exchange rate reported by the Bank of Israel as of such date).

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of December 18, 2015 (the Record Date), by:

•	each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of December 18, 2015 and includes the number of Ordinary Shares underlying options and RSUs that are exercisable within sixty (60) days from the date of December 18, 2015.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 30,271,371 Ordinary Shares outstanding as of December 18, 2015.  Each of our outstanding Ordinary Shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through December 16, 2015*.

Name	Number of Shares	Percent
Raging Capital Master Fund, Ltd. (1).	2,169,595	7.17%
Gabelli Funds, LLC (2)	1,920,710	6.34%
Harel Insurance Investments and Financial Services Ltd. (3)	1,893,592	6.26%
Psagot Investment House Ltd. (4)	1,772,382	5.85%
Migdal Insurance & Financial Holdings Ltd. (5)	1,695,091	5.60%
All directors and executive officers as a group (nine persons) (6)	1,075,326	3.54%

(1)
Number of Ordinary Shares beneficially owned as of November 20, 2015, based on Schedule 13D/A filed with the Securities and Exchange Commission on November 23, 2015.  In addition, based on the Schedule 13D/A, Raging Capital has (i) purchased exchange-listed put options referencing an aggregate of 919,300 Ordinary Shares, which have an exercise price of $25.00 per Ordinary Share and expire on January 15, 2016, and (ii) sold exchange-listed put options referencing an aggregate of 914,600 Ordinary Shares, which have an exercise price of $20.00 per Ordinary Share and expire on January 15, 2016.  The address of Raging Capital Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY 1-9007, Cayman Islands.

(2)
Number of Ordinary Shares beneficially owned as of November 16, 2015, based on Schedule 13D/A filed with the Securities and Exchange Commission on November 17, 2015.   The address of Gabelli Funds, LLC is One Corporate Center, Rye, New York 10580.

(3)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2015.  The address of Harel Insurance Investments and Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(4)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2015.  The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(5)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G filed with the Securities and Exchange Commission on February 10, 2015.  The address of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063, Petach Tikva 49512, Israel.

(6)
As of December 18, 2015 all directors and executive officers as a group (9 persons) held 28,596 restricted share units that vest within 60 days of December 18, 2015 and 111,327 options that are vested or that vest within 60 days of December 18, 2015.

*	For updated information through December 18, 2015, please see Supplement to the Proxy Statement inserted herein after page 62 and filed herewith.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act.  You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about EZchip and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015; and

•
Reports of Foreign Private Issuer on Form 6-K submitted on December 21, 2015, December 16, 2015, November 19, 2015, November 17, 2015, November 12, 2015, November 5, 2015, October 27, 2015, October 13, 2015, October 6, 2015, September 30, 2015, September 10, 2015, August 12, 2015, June 30, 2015, June 24, 2015, June 16, 2015, May 13, 2015 and March 31, 2015.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of our Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT.  WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT.  THIS PROXY STATEMENT IS DATED DECEMBER 21, 2015.  YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Benny Hanigal Chairman of the Board of Directors

Yokneam, Israel
December 21, 2015

SUPPLEMENT TO THE PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JANUARY 19, 2016

This Supplement to the Proxy Statement dated the date hereof (December 21, 2015) is being mailed together with the Proxy Statement solely to update information in the section in the Proxy Statement titled “Beneficial Ownership of Ordinary Shares” to reflect a shareholder beneficial ownership report filed by a 5% shareholder with the Securities and Exchange Commission after the printing of the Proxy Statement commenced.

Each capitalized term used herein and not defined has the meaning ascribed to such term in the Proxy Statement.  All references to “EZchip” “the Company,” “we,” “us,” “our” and “our Company,” or words of like import, are references to EZchip Semiconductor Ltd. and its subsidiaries, and all references to “you” and “your” refer to our shareholders.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of December 18, 2015 (the Record Date), by:

•	each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of December 18, 2015 and includes the number of Ordinary Shares underlying options and RSUs that are exercisable within sixty (60) days from the date of December 18, 2015.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 30,271,371 Ordinary Shares outstanding as of December 18, 2015.  Each of our outstanding Ordinary Shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through December 18, 2015.

Name	Number of Shares	Percent
Raging Capital Master Fund, Ltd. (1).	2,418,695	7.99%
Gabelli Funds, LLC (2)	1,920,710	6.34%
Harel Insurance Investments and Financial Services Ltd. (3)	1,893,592	6.26%
Psagot Investment House Ltd. (4)	1,772,382	5.85%
Migdal Insurance & Financial Holdings Ltd. (5)	1,695,091	5.60%
All directors and executive officers as a group (nine persons) (6)	1,075,326	3.54%

(1)
Number of Ordinary Shares beneficially owned as of December 16, 2015, based on Schedule 13D/A filed with the Securities and Exchange Commission on December 18, 2015.  In addition, based on the Schedule 13D/A, Raging Capital has (i) purchased exchange-listed put options referencing an aggregate of 362,800 Ordinary Shares, which have an exercise price of $25.00 per Ordinary Share and expire on January 15, 2016, and (ii) sold exchange-listed put options referencing an aggregate of 914,600 Ordinary Shares, which have an exercise price of $20.00 per Ordinary Share and expire on January 15, 2016.  The address of Raging Capital Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY 1-9007, Cayman Islands.

(2)
Number of Ordinary Shares beneficially owned as of November 16, 2015, based on Schedule 13D/A filed with the Securities and Exchange Commission on November 17, 2015.   The address of Gabelli Funds, LLC is One Corporate Center, Rye, New York 10580.

(3)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2015.  The address of Harel Insurance Investments and Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(4)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2015.  The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(5)
Number of Ordinary Shares beneficially owned as of December 31, 2014, based on Schedule 13G filed with the Securities and Exchange Commission on February 10, 2015.  The address of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063, Petach Tikva 49512, Israel.

(6)
As of December 18, 2015 all directors and executive officers as a group (9 persons) held 28,596 restricted share units that vest within 60 days of December 18, 2015 and 111,327 options that are vested or that vest within 60 days of December 18, 2015.

2

Appendix A-1

AGREEMENT OF MERGER

among:

Mellanox Technologies, Ltd.,
an Israeli public company;

Mondial Europe Sub Ltd.,
an Israeli private company; and

EZchip Semiconductor Ltd.,
an Israeli public company
___________________________

Dated as of September 30, 2015
___________________________

TABLE OF CONTENTS

3.28 No Ownership of Parent Ordinary Shares	A - 64
3.29 Export Compliance	A - 64
3.30 Full Disclosure	A - 64

Section 4. Representations and Warranties of Parent and Merger Sub	A - 65

4.1 Corporate Organization	A - 65
4.2 Authority; Binding Nature of Agreement	A - 65
4.3 No Shareholder Vote Required	A - 65
4.4 Non-Contravention; Consents	A - 65
4.5 Merger Sub	A - 66
4.6 Broker	A - 66
4.7 No Ownership of Company Shares	A - 66
4.8 Financing	A - 66
4.9 Proxy Statement	A - 66
4.10 Absence of Litigation	A - 66

Section 5. Certain Covenants of the Company and Parent	A - 67

5.1 Access and Investigation	A - 67
5.2 Operation of the Company’s Business	A - 67
5.3 Certain Tax Matters	A - 71
5.4 No Solicitation	A - 71
5.5 Employee Matters	A - 74
5.6 Obligations of Merger Sub	A - 76
5.7 Companies Registrar	A - 76

Section 6. Additional Covenants of the Parties	A - 76

6.1 Merger Proposal	A - 76
6.2 Proxy Statement	A - 77
6.3 Company General Meeting	A - 78
6.4 Regulatory Approvals	A - 79
6.5 Company Compensatory Awards	A - 80
6.6 Tax Ruling	A - 83
6.7 Directors’ and Officers’ Indemnification and Insurance	A - 83
6.8 Additional Agreements	A - 85
6.9 Disclosure	A - 85
6.10 Resignation of Directors	A - 85
6.11 NASDAQ and TASE Delisting of Company Shares	A - 86
6.12 Cooperation with Debt Financing	A - 86
6.13 Notification of Certain Matters	A - 87
6.14 Confidentiality	A - 88

Section 7. Conditions Precedent to Obligations of Parent and Merger Sub	A - 89

7.1 Accuracy of Representations	A - 89
7.2 Performance of Covenants	A - 89
7.3 Company Shareholder Approval	A - 89
7.4 Investment Center Approval	A - 89
7.5 Agreements and Documents	A - 89

7.6 Designated Employees	A - 89
7.7 No Material Adverse Effect	A - 89
7.8 No Restraints	A - 89
7.9 CFIUS Clearance	A - 89
7.10 Israeli Statutory Waiting Periods	A - 89

Section 8. Conditions Precedent to Obligation of the Company	A - 90

8.1 Accuracy of Representations	A - 90
8.2 Performance of Covenants	A - 90
8.3 Company Shareholder Approval	A - 90
8.4 Documents	A - 90
8.5 Investment Center Approval	A - 90
8.6 No Restraints	A - 90
8.7 CFIUS Clearance	A - 90
8.8 Israeli Statutory Waiting Periods	A - 90

Section 9. Termination	A - 91

9.1 Termination	A - 91
9.2 Notice of Termination; Effect of Termination	A - 92
9.3 Expenses; Termination Fees	A - 92

Section 10. Miscellaneous Provisions	A - 93

10.1 Amendment	A - 93
10.2 Waiver	A - 94
10.3 Survival of Representations, Warranties and Covenants	A - 94
10.4 Entire Agreement; Counterparts	A - 94
10.5 Governing Law; Venue	A - 94
10.6 Specific Performance; Remedies	A - 95
10.7 Attorneys’ Fees	A - 95
10.8 Assignability	A - 95
10.9 Notices	A - 95
10.10 Severability	A - 97
10.11 Construction	A - 97
10.12 No Other Representations and Warranties	A - 98
10.13 Debt Commitment	A - 99

Execution Copy

AGREEMENT OF MERGER

This Agreement of Merger (this “Agreement”) is entered into as of September 30, 2015, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”); Mondial Europe Sub Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); and EZchip Semiconductor Ltd., a public company formed under the laws of the State of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITALS

A.          Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B.           The board of directors of the Company (the “Company Board”) (i) has determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) has approved this Agreement, the Merger and the other Transactions and (iii) recommends that the shareholders of the Company approve this Agreement, the Merger and the other Transactions.

C.           The board of directors of each of Parent and Merger Sub has (i) approved this Agreement, the Merger and the other Transactions, and (ii) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors.

D.           Following the recommendation of the board of directors of Merger Sub, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.

1.1          Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a)           “Acquired Companies” means the Company and its Subsidiaries.

(b)           “Acquired Company Contract” means any Contract: (i) to which any of the Acquired Companies is a party; (ii) by which any of the Acquired Companies or any asset or right of any of the Acquired Companies is bound or under which any of the Acquired Companies has any obligation; or (iii) under which any of the Acquired Companies has any legally enforceable right or interest.

(c)           “Acquired Company IP” means any Intellectual Property Rights or Technology owned or purported to be owned by, or licensed to,  any of the Acquired Companies, including Licensed Acquired Company IP.

(d)           “Acquired Company IP Contract” means any Acquired Company Contract, other than Excluded Contracts, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right, any Acquired Company IP or any Technology or other Intellectual Property Rights developed by, with, or for any Acquired Company or which is licensed by or to any Acquired Company.

(e)           “Acquired Company Product” means any product or service of any Acquired Company that is or has been developed, sold, supplied, distributed, offered, marketed, promoted, licensed, provided, made available, installed, maintained, supported or serviced by or on behalf of any of the Acquired Companies.

(f)           “Acquired Company Technology” means any and all Technology that is or has been owned or purported to be owned by, or licensed to, the Acquired Companies.

(g)           “Acquisition Proposal” means any written offer, proposal or indication of interest (other than by Parent or Merger Sub or any of their respective Affiliates or any of their respective Representatives) contemplating or otherwise relating to an Acquisition Transaction or such other offer, proposal or indication of interest considered by the Company Board.

(h)           “Acquisition Transaction” means any transaction or series of transactions involving:

(i)           any merger, consolidation, recapitalization, share exchange, business combination or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions (or the ultimate parent entity thereof),

(ii)          any sale, lease, exchange, transfer or other disposition (including by way of liquidation or dissolution of one or more of the Acquired Companies) of assets of the Acquired Companies representing 15% or more of the consolidated assets of the Acquired Companies, in a single transaction or a series of related transactions,

(iii)         any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company to any Person or group representing 15% or more of the voting power of the Company, or

(iv)         any transaction in which any Person or any “group” (as defined in the Exchange Act and the rules promulgated thereunder) shall acquire, directly or indirectly, beneficial ownership of, or the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of the Company.

(i)            “BIRD Foundation” means the Israel-United States Binational Industrial Research and Development Foundation.

(j)            “Book-Entry Shares” means Company Shares held in uncertificated book-entry form.

(k)           “Business” means the business of the Acquired Companies as currently being conducted by the Acquired Companies.

(l)        “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banks are permitted to close in either the State of California or the State of Israel.

(m)           “CFIUS” means the Committee on Foreign Investment in the United States or any successor entity.

(n)           “CFIUS Clearance” means that any review or investigation by CFIUS under Section 721 of the Defense Production Act of the transactions contemplated by this Agreement shall have been concluded and either (i) Parent shall have received written notice that a determination by CFIUS has been made that there are no issues of national security of the United States sufficient to warrant further review or investigation pursuant to Section 721 of the Defense Production Act, or (ii) the President of the United States shall not have acted pursuant to Section 721 of the Defense Production Act to suspend or prohibit the consummation of the transactions contemplated by this Agreement, and the applicable period of time for the President to take such action shall have expired.

(o)           “Chief Scientist” means the Office of the Chief Scientist of the Ministry of Economy of the State of Israel or any Person related thereto (including, for example, the Magnet Administration, the Incubator Administration, MATIMOP).

(p)           “Code” means the United States Internal Revenue Code of 1986, as amended.

(q)           “Commitment Parties” means JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and the other parties to the Debt Commitment Letter in accordance with the terms thereof.

(r)            “Companies Registrar” means the Registrar of Companies of the State of Israel.

(s)           “Company Disclosure Schedule” means the disclosure schedule referenced in this Agreement that has been prepared by the Company and that has been delivered by the Company to Parent on the date of this Agreement.

(t)            “Company Options” means the options to purchase Company Shares, whether or not vested, granted under the Company Share Plans.

(u)           “Company Patents” means the Patents included in the Company Intellectual Property Registrations.

(v)           “Company RSUs” means restricted share units denominated in Company Shares issued under the Company Share Plans.

(w)           “Company Share Plans” means the 2003 Amended and Restated Equity Incentive Plan, the 2007 U.S. Equity Incentive Plan and the Amended and Restated 2009 Equity Incentive Plan, in each case, as amended.

(x)            “Company Shareholders” means holders of Company Shares.

(y)           “Company Shares” means the Ordinary Shares, nominal value NIS 0.02 per share, of the Company.

(z)           A “Company Triggering Event” shall be deemed to have occurred if: (i) the Company or any other Acquired Company, other than in compliance with the terms of Section 5.4, shall have actively solicited, initiated, sought, encouraged, facilitated, supported or induced any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction; (ii) following the public disclosure or announcement of an Acquisition Proposal, the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation, within five Business Days after Parent requests in writing that such recommendation be reaffirmed; (iii) the Company Board shall have effected a Change of Recommendation; or (iv) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation.

(aa)          “Company Warrant” means all outstanding warrants to purchase Company Shares.

(bb)         “Confidential Information” means all non-public or proprietary information pertaining to the Acquired Companies or their business or the Acquired Company Products or Acquired Company Technology, including all Trade Secrets, any and all information constituting or relating to Intellectual Property Rights, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans or new personnel acquisition plans and all other confidential or proprietary information with respect to a party and their customers and vendors.

(cc)          “Consent” means any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

(dd)          “Contract” means any written, oral or other agreement, arrangement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, undertaking or forbearance of any nature.

(ee)          “Copyleft License” means any license that requires, as a condition of use, modification or distribution of Software or other Technology subject to such license, that such Software or other Technology subject to such license, or other Software or other Technology incorporated into, derived from, used or distributed with such Software or other Technology subject to such license (a) in the case of Software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of allowing the making of derivative works, (c) be licensed under terms that allow the Acquired Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

(ff)           “Copyleft Materials” means any Software or other Technology subject to a Copyleft License.

(gg)         “Copyrights” means copyrights and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

(hh)         “Databases” means databases and other compilations and collections of data or information.

(ii)            “Debt Commitment Letter” has the meaning set forth in Section 10.13.

(jj)            “Debt Financing” means the financing set forth in the Debt Commitment Letter.

(kk)          “Defense Production Act” means the U.S. Defense Production Act of 1950, as amended.

(ll)            “Designated Employees” means the key employees set forth on Schedule 1.1(ll) as such list is adjusted as provided in Schedule 1.1(ll).

(mm)        “Domain Names” means Internet domain names and numbers, uniform resource locators and other names and locators associated with the Internet.

(nn)         “Encumbrance” means any lien, license, covenant, pledge, hypothecation, attachment, charge (including any floating charge), mortgage, security interest, debenture, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(oo)         “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any private company, public company, company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(pp)         “Environmental Law” means any Israeli, U.S. or other federal, state, local or foreign Legal Requirement relating to pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

(qq)         “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

(rr)           “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(ss)      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(tt)           “Excluded Contract” means one of the following types of Contracts: (i) nondisclosure or confidentiality Contracts entered into in the ordinary course of business consistent with past practice, which do not impose any liabilities on the Acquired Companies other than in connection with confidentiality, non-use or similar undertakings, (ii) Contracts for Standard Software, (iii) purchase orders or order acknowledgments entered into in the ordinary course of business consistent with past practice, (iv) Contracts entered into the ordinary course of business consistent with past practice authorizing any customer or end user to use an Acquired Company Product that do not contain exclusive licenses to Intellectual Property Rights, Technology or Company Products and do not contain any provisions which impose any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Acquired Company Product, (v) internet terms of use, (vi) Contracts that have expired or been terminated prior to the date of execution of this Agreement and do not have any surviving licenses or grants of rights by any Acquired Company with respect to any Intellectual Property Rights, Technology or Company Products, and (vii) invention assignment Contracts entered into with employees, officers, independent contractors or consultants in the ordinary course of business consistent with past practice on the Company’s forms that have been made available to Parent as of the date hereof, unless such Contracts contain license grants to specific Licensed Acquired Company IP.

(uu)         “Financing Sources” means the Commitment Parties and each other Person that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement or other agreement with Parent or its subsidiaries in connection with, or that is otherwise acting as an arranger, bookrunner, administrative or collateral agent or a similar representative in respect of, any Debt Financing.

(vv)         “FINRA” means the United States Financial Industry Regulatory Authority.

(ww)        “Governmental Authorization” or “Permit” means any: (i) United States, Israeli or other permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; (ii) Governmental Grant; or (iii) right under any Contract with any Governmental Body.

(xx)          “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) United States, Israeli or other governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, registrar, instrumentality, office, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

(yy)         “Governmental Grant” means any grant, funding, loan, support, incentive, tax incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement, credit, offset or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of any Governmental Body, including the Chief Scientist, the Investment Center, the Israeli Tax Authority, the State of Israel, the BIRD Foundation and other bi- or multi-national grant programs for the financing of research and development or other similar funds, the European Union and the Fund for Encouragement of Marketing Activities of the Israeli Government.

(zz)          “Intellectual Property Rights” means any and all of the following rights (anywhere in the world, whether statutory, common law or otherwise) and including where applicable all registrations and applications therefor: (a) United States, Israeli and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) United States, Israeli and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, 800 numbers and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) rights in works of authorship including any United States, Israeli and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Israel or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (f) URL and domain name registrations, (g) mask work rights, (h) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (i) other similar proprietary or intellectual property rights now known.

(aaa)        “Investment Center” means the Investment Center of the Ministry of Economy established under the Israel Law for the Encouragement of Capital Investments, 1959.

(bbb )      “IRS” means the United States Internal Revenue Service.

(ccc)        “ISA” means the Israeli Securities Authority.

(ddd)       “ITA” means the Israeli Tax Authority.

(eee)        “Israeli Companies Law” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect).

(fff)          “Israeli District Court” means the Tel-Aviv-Jaffa District Court of the State of Israel or any other court in the State of Israel of competent jurisdiction.

(ggg)       “Israeli Securities Law” means the Israeli Securities Law, 1968, as amended.

(hhh        “Israeli Tax Commissioner” means the Tax Commissioner appointed pursuant to the Israeli Tax Ordinance.

(iii)           “Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961 and all the regulations, rules and orders promulgated therein.

(jjj)           “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel (whether in the United States, Israel or elsewhere), including any application by a creditor to the Israeli District Court.

(kkk)        “Legal Requirement” or “Law” means any United States, Israeli or other federal, state, local, municipal or foreign law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, collective bargaining agreement, extension order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of FINRA, the TASE or The Nasdaq Stock Market (“NASDAQ”)), including any qualification, criterion, requirement or condition promulgated, stipulated or set forth in any Governmental Grant or in any certificate of approval for any Governmental Grant.

(lll)           “Licensed Acquired Company IP” means all rights under an Acquired Company Contract (other than Excluded Contracts) relating to Intellectual Property Rights and Technology licensed to the Acquired Companies and incorporated into the Acquired Company Products.

(mmm)     “Licensed Acquired Company Technology” means any Technology licensed under an Acquired Company Contract (other than Excluded Contracts) to an Acquired Company by any Person and incorporated into the Acquired Company Products.

(nnn)       An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters (a “Change”), will be deemed to have a “Material Adverse Effect” on the Acquired Companies if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, has had, is or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Companies taken as a whole, or (ii) the ability of the Company to consummate the Merger before the Outside Date; provided, however, that none of the following shall be deemed to constitute, and that none of the following Changes shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect on the Acquired Companies: (a) changes in U.S. GAAP or Legal Requirements (or any interpretations thereof), occurring after the date hereof applicable to the Acquired Companies, (b) any acts of terrorism or war or any weather related event, fire or natural disaster, in such jurisdictions in which Acquired Companies have substantial operations, (c) compliance with the terms of, the taking of any action required or the failure to take any action prohibited by, this Agreement or the taking of any action consented to or requested by Parent or Merger Sub in writing, (d) any failure by the Company to meet internal, analysts or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (but in each case excluding any of the underlying reasons for, factors contributing to, or results of, any such changes, which may be taken into consideration in the determination of a “Material Adverse Effect”), (e) the announcement of the execution of this Agreement or the pendency of the Merger (including the threatened or actual impact on relationships of the Company or Parent with customers, vendors, suppliers, distributors, landlords or employees), (f) changes in the industries or in the markets or legal or regulatory environment in which the Company and the Acquired Companies operate generally, or (g) changes in general economic or political conditions or the applicable capital markets, or financial credit in general (including prevailing interest rates, exchange rates and stock market levels) (except, in each case of subsections (a), (b), (f) and (g), if the Company and the Acquired Companies taken as a whole are materially disproportionately affected in an adverse manner as compared to other participants in the industries in which the Company and the Acquired Companies participate). A Change will be deemed to have a “Material Adverse Effect” on Parent if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by Parent in this Agreement has had, or is or would reasonably be expected to have, a material adverse effect on (A) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole, or (B) the ability of Parent to consummate the Merger before the Outside Date; provided, however, that a decline in Parent’s stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Parent.

(ooo)       “Materials of Environmental Concern” means and includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health or the environment.

(ppp)       “Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons license that imposes any limitation, restriction or condition (other than notice and disclosure requirements relating to the licensed source code itself) on the right or ability of any Acquired Company to use, distribute or charge for any Acquired Company Product. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.

(qqq)       “Open Source Materials” means any Software or Technology subject to an Open Source License.

(rrr)          “Owned Acquired Company IP” means any Acquired Company IP other than Licensed Acquired Company IP.

(sss)        “Owned Acquired Company Technology” means any Acquired Company Technology other than Licensed Acquired Company Technology.

(ttt)          “Parent Ordinary Shares” means the Ordinary Shares, nominal value NIS 0.0175 per share, of Parent.

(uuu)       “Patents” means any domestic or foreign patents, utility models, and applications, disclosures and drafts relating thereto (and any patents or utility models that issue as a result of such applications) and any reissues, divisions, divisionals, continuations, continuation-in-parts, provisionals, renewals, extensions, substitutions, reexaminations, or invention registrations related to such patents, utility models and applications.

(vvv)       “Per Share Merger Consideration” means a cash amount equal to US$25.5, without interest.

(www)     “Person” means any individual, Entity or Governmental Body.

(xxx)         “Proxy Statement” means the Proxy Statement to be sent to the Company’s shareholders in connection with the Company General Meeting, such proxy statement to include, without limitations, a letter to the shareholders, notice of meeting and form of proxy for the Company General Meeting.

(yyy)       “Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all Patents, registered Copyrights, registered Trademarks, registered mask works, and all Domain Names, and all applications for any of the foregoing.

(zzz)         “Representatives” means officers, directors, employees, agents, attorneys, accountants and advisors.

(aaaa)      “Required Information” means (a) audited consolidated balance sheets of the Company and related statements of income, changes in equity and cash flows of the Company for the periods ended December 31, 2012, December 31, 2013 and December 31, 2014 and the related unaudited consolidating financial statements; and (b) unaudited consolidated and consolidating balance sheets and related statements of income, changes in equity and cash flows of the Company for each of the fiscal quarters after the date of the most recent financial statements delivered pursuant to clause (a) above and ended at least 45 days before the Closing Date.

(bbbb)     “SEC” means the United States Securities and Exchange Commission.

(cccc)      “Section 102” means Section 102 of the Israeli Tax Ordinance.

(dddd)    “Section 102 Award” means any Company Compensatory Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Israeli Tax Ordinance.

(eeee)      “Section 102 Shares” mean any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the Section 102 Trustee.

(ffff)         “Section 102 Trustee” means a trustee appointed by the Company in accordance with the provisions of Section 102 of the Israeli Tax Ordinance for the purpose of awards granted under the Company Share Plans.

(gggg      “Section 3(i) Option” means any Company Compensatory Award that was granted and is subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance.

(hhhh)     “Securities Act” means the United States Securities Act of 1933, as amended.

(iiii)          “Securities Regulations” means the Securities Act (and the rules and regulations promulgated thereunder), the Exchange Act (and the rules and regulations promulgated thereunder), the Israeli Securities Law (and the rules and regulations promulgated thereunder) and the rules and regulations of the SEC, the ISA, FINRA, TASE and NASDAQ.

(jjjj)          “Securities Regulators” means the SEC, the ISA, FINRA, TASE and NASDAQ.

(kkkk)      “Software” means all (a) computer programs, operating systems, applications systems, firmware, microcode, or software code of any nature, whether operational or under development, including software implementations of algorithms, models, rule, definitions, methodologies, source code, object code, RTL code, Gerber files, GDSII files, executable code, data files, libraries, frameworks, software development kits, application programming interfaces, subroutines and other components thereof; (b) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons related to any of the foregoing; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

(llll)          “Standard Software” means non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive software license, (B) is not incorporated into, or used directly in the development, manufacturing, or distribution of, the Acquired Company Products, and (C) is generally available on standard terms for either (y) annual payments by any Acquired Company of $250,000 or less or (z) aggregate payments by any Acquired Company of $500,000 or less.

(mmmm)  “Subsidiary” of any Person means any Entity of which such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

(nnnn      “Superior Proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a Person other than Parent or Merger Sub or a Person acting in concert with Parent or Merger Sub that (i) (y) provides for any merger, consolidation, business combination, tender offer or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (z) provides for any sale or other disposition directly or indirectly of assets of the Acquired Companies representing 50% or more of the consolidated assets of the Acquired Companies, and (ii) is on terms which the Company Board in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement, including any adjustments or revisions hereto and after taking into account any termination fees or expense reimbursement obligations and likelihood and timing of consummation, and (iii) is, in the good faith judgment of the Company Board (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel), reasonably likely to be financed and completed.

(oooo)     “Tax” means (i) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer, national health insurance, severance and recording taxes and charges, imposed by the IRS, the ITA or any other Governmental Body with taxing authority and such term shall include any interest, fines, penalties, linkage differentials (hefreshei hatzmada) or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, if any, whether disputed or not; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement or group or consortium relief or similar arrangement), including under Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise; and (iii) any liability for payment of any amounts of the type described in clauses (i) and (ii) of this definition as a result of any express or implied obligation to indemnify any other Person with respect to such amounts and including any liability for taxes of predecessor or transferor or otherwise by operation of law or as a result of any express or implied obligation to assume Taxes or to indemnify any other Person with respect to Taxes.

(pppp)     “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

(qqqq)     “Technology” means any and all of the following tangible embodiments of Intellectual Property Rights, in any form or media: diagrams, inventions (whether or not patentable), invention disclosures, know-how, ideas, methods, Software, network configurations and architectures, proprietary information, protocols, schematics, design information, bills of material, build instructions, tooling requirements, manufacturing processes, specifications, technical data, software code (in any form, including source code and executable or object code), build scripts, test scripts, algorithms, APIs, subroutines, techniques, user interfaces, IP cores, net lists, photomasks, lab notebooks, packaging and other specifications, verification tools, development tools, test reports, Domain Names, web sites, Works of Authorship, documentation (including instruction manuals, samples, studies, and summaries), Databases and data collections or any other form of technology.

(rrrr)         “Trademarks” means unregistered and registered trademarks, trade names, service marks, service names, common law trademarks and service marks, trade dress and logos, trade names, business names, corporate names, product names, source or business identifiers, collective membership marks, certification marks, slogans, 800 numbers, social media pages or designations, hash tags and other forms of indicia or origin, whether or not registrable as a trademark in any given jurisdiction, and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing.

(ssss)      “Trade Secrets” means information and materials not generally known to the public, including confidential and proprietary information, whether oral or written. Trade Secrets include ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, of any nature in any form, including all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, business methods, business processes, business techniques, business plans, data (including customer data), graphs, charts, sound recordings or pictorial reproductions, that (a) derive independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use and (b) are the subject of efforts to maintain their secrecy.

(tttt)         “Transaction Expenses” means fees and expenses of the Acquired Companies incurred in connection with the transactions contemplated by this Agreement, including, without limitation, any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

(uuuu)     “U.S. GAAP” means United States generally accepted accounting principles.

(vvvv)     “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment or providing other instructions regarding such payment or withholding.

(wwww)  “Works of Authorship” means Software, register-transfer level and gate-level descriptions, netlists, documentation, scripts, verification components, test suites, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter.

1.2        Other Terms. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Award Consideration	Section 2.6(b)
102 Plan	Section 3.15(h)
102 Trust Period	Section 6.5(e)
Acquired Company Reporting Documents	Section 3.4(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.13(a)
Assumed Consideration	Section 6.5(a)
Award Exchange Ratio	Section 6.5(a)
Benefit Plans	Section 3.16(a)
Change of Recommendation	Section 5.4(e)
Charter Documents	Section 3.2
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company 102 Awards	Section 2.6(b)
Company Board	Recitals
Company Board Recommendation	Section 6.3(b)
Company Compensatory Award	Section 6.5(a)
Company General Meeting	Section 6.3(a)
Company Financial Advisor	Section 3.26
Company Intellectual Property Registrations	Section 3.9(a)
Company Properties	Section 3.8(c)
Company Share Certificate	Section 2.5
Company Software	Section 3.9(m)
Company Unaudited Interim Balance Sheet	Section 3.4(c)
Confidentiality Agreement	Section 5.4(d)(i)

Continuing Employee	Section 5.5(b)
Contractors	Section 3.17(f)
Debt Commitment Letter	Section 10.13
Effective Time	Section 2.3
Encouragement Law	Section 3.15(l)
Exchange Fund	Section 2.6(a)
Excluded Awards	Section 5.2(b)(ii)
Excluded Shares	Section 5.2(b)(ii)
Exon-Florio	Section 6.4(c)
Fundamental Representations	Section 7.1(a)
Indemnification Agreements	Section 6.7
Indemnified Persons	Section 6.7
Institutions	Section 3.9(p)
Interim Award Ruling	Section 6.5(e)
Invention Assignment Agreements	Section 3.9(d)
Israeli Award Tax Ruling	Section 6.5(e)
IT Systems	Section 3.9(s)
Leases	Section 3.8(c)
Malicious Code	Section 3.22(c)
Material Contract	Section 3.10(a)
Merger	Recitals
Merger Proposal	Section 6.1
Merger Sub	Preamble
Merger Sub Notice	Section 2.3
Other Award Consideration	Section 2.6(c)
Outside Date	Section 9.1(b)
Parent	Preamble
Paying Agent	Section 2.6(a)
Payor	Section 2.9(a)
Permitted Liens	Section 3.6
Pre-Closing Period	Section 5.21
Postponed Period	Section 2.3
Required Company Shareholder Vote	Section 3.24(b)
Sarbanes-Oxley Act	Section 3.4(e)
Section 14 Arrangement	Section 3.17(a)
Significant Customer	Section 3.7(a)
Significant Supplier	Section 3.7(b)
Standards Organizations	Section 3.9(q)
Superior Proposal Notice	Section 5.4(d)
Surviving Company	Section 2.1
TASE	Section 3.4(f)
Tax Holidays	Section 3.15(j)
Transactions	Recitals
Transaction Litigation	Section 6.4(b)
Transition Period Report	Section 6.11
Unvested Company Compensatory Award	Section 6.5(a)
VAT	Section 3.15(u)
Vested Company Compensatory Award	Section 6.5(b)
Vested Award Consideration	Section 6.5(b)
WARN	Section 3.17(e)
Withholding Drop Date	Section 2.9(b)
Withholding Tax Ruling	Section 6.6

Section 2.

2.1           Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Sections 314 through 327 of the Israeli Companies Law, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Company in the Merger (the “Surviving Company”). The Surviving Company shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Parent.

2.2           Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Israeli Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company and all the rights, privileges, immunities, powers and franchises of the Surviving Company shall continue unaffected by the Merger in accordance with the Israeli Companies Law.

2.3           Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Herzog Fox & Neeman in Tel Aviv, Israel, at 10:00 a.m. (local time) on a date to be designated by Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day after the later to occur of (a) the satisfaction or waiver of the last to be satisfied or, to the extent permitted by Law, waiver of the conditions set forth in Sections 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) the 50th day after the delivery of the Merger Proposal to the Companies Registrar, or (c) the 30th day after the approval of the Merger by the shareholders of the Company; provided that, in the event that the Closing would otherwise be within the ten Business Day period prior to the closing of Parent’s fiscal quarter, Parent may, at its sole discretion, postpone the Closing until the open of business on the first Business Day of the immediately succeeding fiscal quarter (the “Postponed Period”), provided that during the Postponed Period the Parent shall not be allowed to terminate this Agreement pursuant to Section 9.1(i) and the condition set forth in Section 7.7 shall be deemed satisfied and waived by Parent for all purposes.  Promptly after the Closing, Merger Sub and the Company shall deliver to the Companies Registrar a notice (the “Merger Sub Notice”) informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting that, promptly after notice that the Closing has occurred, the Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law. The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law (the “Effective Time”).

2.4           Conversion of Shares.

(a)           At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i)           any Company Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor;

(ii)          any Company Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor;

(iii)         except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.4(b) and the other terms and conditions of this Agreement, each Company Share then outstanding shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration;

(iv)        each Company Compensatory Award shall be assumed by Parent or exchanged for the right to receive a cash payment, in each case, subject to and in accordance with Section 6.4(c); and

(v)          each Ordinary Share, nominal value NIS 0.01 per share, of Merger Sub then outstanding shall be converted into one Ordinary Share, nominal value NIS 0.02 per share, of the Surviving Company.

(b)           If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number, class or category of shares by reason of any share split, division or subdivision of shares, share dividend, issuance of bonus shares, consolidation of shares, reverse share split, reclassification, recapitalization or other similar transaction, then the Per Share Merger Consideration shall be appropriately adjusted.

2.5           Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Shares (a “Company Share Certificate”) is presented to the Paying Agent or to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 2.6.

2.6   Payment Procedures.

(a)           Payments With respect to Company Shares. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”). On or prior to the Effective Time, Parent shall transfer to the Paying Agent cash in an amount equal to the aggregate Per Share Merger Consideration to be paid to all holders of Company Shares (other than consideration to be paid with respect to Section 102 Shares). The cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund”. The Paying Agent shall, pursuant to irrevocable instructions, deliver the cash to be paid pursuant to this Section 2 out of the Exchange Fund. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2, Parent shall promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any other purpose except as expressly provided for in this Agreement.

(b)           Payments With respect to Company 102 Awards. On or prior to the Effective Time, Parent shall cause the transfer of the aggregate Vested Award Consideration with respect to Vested Company Compensatory Awards subject to Section 102 and the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares (collectively, the “Company 102 Awards”) to the Section 102 Trustee, on behalf of holders of Company 102 Awards, in accordance with Section 102 and the Israeli Award Tax Ruling (the “102 Award Consideration”). The 102 Award Consideration shall be held in trust by the Section 102 Trustee pursuant to the applicable provisions of Section 102 and the Israeli Award Tax Ruling, and shall be released by the Section 102 Trustee, in accordance with the terms and conditions of Section 102 and the Israeli Award Tax Ruling.

(c)           Payments With respect to Vested Company Compensatory Award (other than the Company 102 Awards). Immediately after the Effective Time, Parent shall cause the deposit of the aggregate Vested Award Consideration with respect to Vested Company Compensatory Awards (other than the Company 102 Awards) (the “Other Award Consideration”) at one or more accounts designated by the Company prior to the Closing for the benefit of the holders of the Vested Company Compensatory Awards (other than Company 102 Awards). The payment to such holders of the Other Award Consideration shall be made through the Company’s payroll system and shall be paid no later than the subsequent scheduled payroll date.

(d)           General.

(i)   As soon as reasonably practicable after the Effective Time, the Paying Agent will mail to the record holders of Company Share Certificates or Book-Entry Shares immediately prior to the Effective Time (x) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Share Certificates or Book-Entry Shares shall be effected, and risk of loss and title to Company Share Certificates or Book-Entry Shares shall pass, only upon delivery of such Company Share Certificates or Book-Entry Shares to the Paying Agent) and (y) instructions for use in effecting the surrender of Company Share Certificates or Book-Entry Shares in exchange for the consideration payable pursuant to Section 2.4(a)(iii) for the number of Company Shares previously represented by such Company Share Certificates or Book-Entry Shares, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent. Until surrendered as contemplated by this Section 2.6, all Company Share Certificates or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration payable pursuant to Section 2.4(a)(iii) as contemplated by Section 2, subject to any applicable withholding Tax as contemplated by Section 2.9. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of the consideration payable pursuant to Section 2.4(a)(iii), require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit of loss and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Company.

(ii)    Upon surrender of a Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive, in exchange for each Company Share, the Per Share Merger Consideration, subject to any applicable withholding Tax as contemplated by Section 2.9, in exchange therefor pursuant to Section 2.4(a)(iii) of this Agreement, to be mailed within three Business Days following the later to occur of (x) the Paying Agent’s receipt of the Exchange Fund or (y) the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share, and the Company Share Certificate or Book-Entry Share so surrendered shall forthwith be cancelled within three Business Days.

(iii)   No interest shall be paid or accrued for the benefit of the holders of the Company Share Certificate or Book-Entry Shares on the consideration payable to such holders pursuant to this Agreement.

(iv)   If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Company Share Certificate or Book-Entry Share is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Company Share Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established, to the reasonable satisfaction of the Surviving Company, that such tax either has been paid or is not applicable.

(v)   Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates or Book-Entry Shares as of the one year anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates or Book-Entry Shares in accordance with this Section 2.6 shall thereafter look only to Parent for payment of the Per Share Merger Consideration pursuant to Section 2.4(a)(iii) of this Agreement. For the avoidance of doubt, Parent shall be the owner of any interest or other amounts earned on the Exchange Fund and Per Share Merger Consideration.

(vi)   Neither Parent nor the Surviving Company shall be liable to any holder or former holder of Company Shares or to any other Person with respect to any Per Share Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. If any Company Share Certificate or Book-Entry Share has not been surrendered prior to the fifth (5th) anniversary of the Effective Time (or immediately before such earlier date on which Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Body), any such shares, cash, dividends or distributions in respect of such Company share Certificate or Book-Entry Share shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto. In the event that this Agreement is terminated for any reason and any cash has been transmitted to the Paying Agent, such cash shall promptly be returned to Parent.

(vii)   The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund, as provided in Section 2 and (ii) such investments shall be: (x) marketable obligations of, or obligations fully and directly guaranteed by, the United States, which obligations have a maturity of not more than 90 days; (y) repurchase obligations with a term of not more than ten days for underlying securities of the types described in the preceding clause (x) entered into with any bank organized under the laws of the United States or any state thereof, the commercial paper of which bank is rated A-2 or better by Standard & Poor’s Ratings Group or Prime-2 or better by Moody’s Investors Service, Inc.; or (z) money market funds (including tax-free funds) registered under the Investment Company Act of 1940, as amended from time to time, which have the highest rating available from a nationally recognized rating agency (e.g., AAA from Standard & Poor’s). Any interest and other income resulting from such investments shall be paid to Parent.

2.7   Articles of Association of the Surviving Company; Officers and Directors of the Surviving Company.

(a)   The parties hereto shall take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Company, until duly amended as provided therein or by applicable law.

(b)   The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the board of directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Company.

(c)   The parties hereto shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent not later than ten days prior to the Closing Date shall be the executive officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Company.

2.8   Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and assets of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.9   Withholding Tax.

(a)   Each of Parent, the Surviving Company, the Paying Agent and Merger Sub (each, a “Payor”) shall be entitled to deduct and withhold from any consideration paid under this Agreement such amounts as the applicable Payor is required to deduct or withhold therefrom under any applicable Israeli or foreign law, with respect to the making of such payment. To the extent that such amounts are so withheld by a Payor, (i) such withheld amounts shall be remitted by the Payor to the applicable Governmental Body prior to the last day on which such transfer is required to be made, and (ii) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid. To the extent Parent, the Surviving Company, the Paying Agent and Merger Sub withholds any amounts with respect to Israeli taxes, it will issue to the affected Person, as soon as practicable, a certificate of withholding in customary form.

(b)   Notwithstanding the provisions of clause (a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one-hundred eighty (180) days from Closing, unless Parent or Paying Agent is otherwise instructed explicitly by the ITA (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Israeli Tax Ordinance for the time period between the fifteenth (15th) calendar day of the month following the month during which the Closing occurs and the time the relevant payment is made.

(c)   Any withholding made in New Israeli Shekels with respect to payments made hereunder in dollars shall be calculated based on a conversion rate in such manner as the Payor reasonably determines to be in compliance with applicable Law and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 3.  Representations and Warranties of the Company.

 Except as disclosed in (i) the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (excluding any such disclosures (x) contained under the captions “Risk Factors” or “Forward Looking Statements” or (y) that are forecasts or forward looking in nature), (ii) the Company Disclosure Schedule and (iii) any Form 6-K filed by the Company since January 1, 2015 and prior to the date hereof, the Company represents and warrants to Parent and Merger Sub as follows:

3.1   Due Organization; Subsidiaries; Etc.

(a)   The Company has no Subsidiaries, except for the Entities identified in Part 3.1(a)(i) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries owns any shares of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a)(i) and in Part 3.1(a)(ii) of the Company Disclosure Schedule. Except as set forth in Part 3.1(a)(iii) of the Company Disclosure Schedule, none of the Acquired Companies (i) is responsible or liable for any of the liabilities of any Entity referred to in Part 3.1(a)(ii) of the Company Disclosure Schedule or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity other than the Entities identified in Part 3.1(a)(i). None of the Acquired Companies has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)   The Company is a public company duly organized and validly existing under the laws of the State of Israel, and no proceedings have been commenced to strike the Company from the Registry of Companies maintained by the Companies Registrar. The Company has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Each of the Company’s Subsidiaries is duly organized and is validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction of its organization, and has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (A) to conduct its business in the manner in which its business is currently being conducted; (B) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and (C) to perform its obligations under all Contracts by which it is bound, except in each case where the failure to be so duly organized or in good standing would not have a Material Adverse Effect on the Acquired Companies.

(c)   Each of the Acquired Companies is qualified to do business as a foreign corporation, and is in good standing (in those jurisdictions where such concept is recognized), under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified or in good standing would have a Material Adverse Effect on the Acquired Companies. A true and complete list of the jurisdictions in which the Company and the Company Subsidiaries are so qualified is set in Part 3.1(c) of the Company Disclosure Schedule.

(d)   Except as set forth in Part 3.1(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not give rise to any right of termination, cancellation or acceleration, or result in a loss of benefit under (including through an automatic termination of such agreement), any Contract to which the Company or any Acquired Company is a party.

3.2   Charter Documents; Minutes. The Company has made available to Parent accurate and complete copies of the memorandum of association and articles of association and other charter and organizational documents of the respective Acquired Companies, including all amendments thereto, in each case as in effect as of the date of this Agreement (the “Charter Documents”). The Company has made available to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) since January 1, 2013 of the shareholders or equityholders, as applicable, of each Acquired Company, the Company Board, all committees thereof and the boards of directors or equivalent governing body of each Acquired Company other than the Company, all of which are true and complete in all material respects. There has not been any material violation of any of the provisions of the Charter Documents and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders, the Company Board or any committee thereof. At the Closing, all such books, minutes and records will be in the possession of the Company or the applicable Subsidiary.

3.3   Capitalization, Etc.

(a)   The authorized share capital of the Company is NIS 1,000,000 divided into 50,000,000 Ordinary Shares, nominal value NIS 0.02 per share, of which 762,500 shares are treasury shares held by the Company and 29,959,487 shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and nonassessable. Except for the 762,500 Company Shares held by the Company, there are no Company Shares held by any of the Acquired Companies. Except as set forth in Part 3.3(a) of the Company Disclosure Schedule: (i) none of the outstanding Company Shares, and no holder of any Company Shares, is entitled or subject to any purchase option, call option, subscription rights, preemptive right, right of participation, right of maintenance or similar right from any Acquired Company; (ii) none of the outstanding Company Shares, and no holder of Company Shares, is subject to any right of first refusal in favor of any of the Acquired Companies; and (iii) there is no Acquired Company Contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Company Shares.

(b)   As of the date of this Agreement: (i) 231,198 Company Shares are reserved for issuance pursuant to outstanding Company Options; and (ii) 1,683,875 Company Shares are reserved for issuance pursuant to outstanding Company RSUs (of which (i) 1,619,680 Company Shares are reserved for issuance pursuant to outstanding Company RSUs that vest based on continued service and (ii) 64,195 Company Shares are reserved for issuance pursuant to outstanding Company RSUs that vest based on both continued service and certain performance objectives for the six months ended December 31, 2015); and (iii) 1,190,957 Company Shares are reserved for future issuance pursuant to the Company Share Plans. Part 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Compensatory Award outstanding as of the date of this Agreement: (i) the particular Company Share Plan pursuant to which such Company Compensatory Award was granted; (ii) the name of the holder of such award; (iii) the type of Company Compensatory Award; (iv) the number of Company Shares subject to such Company Compensatory Award; (v) any applicable exercise price or purchase price of such Company Compensatory Award; (vi) the date on which such Company Compensatory Award was granted and the date on which the grant of such Company Compensatory Award was approved by the Company Board; (vii) the applicable vesting schedule (including details as to the circumstances in which vesting will be accelerated), and the extent to which such Company Compensatory Award is vested and, if applicable, exercisable as of the date of this Agreement; (viii) whether such Company Compensatory Award qualifies for any special Tax treatment (including whether any Company Option is an “incentive stock option” within the meaning of Section 422 of the Code), (ix) the date on which such Company Compensatory Award expires, and (x) with respect to each Company Compensatory Award (including exercised Company Compensatory Award) granted to any person subject to Israeli taxation: (1) whether such Company Compensatory Award was granted and is subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102 thereof and specifying the subsection of Section 102 pursuant to which such Company Compensatory Award or Company Restricted Share Award was granted and is subject to tax, and for Company Compensatory Award or Company Restricted Share Award subject to Section 102(b)(2) of the Israeli Tax Ordinance the date of deposit of such Company Compensatory Award, or Company Restricted Share Award or the underlying 102 Company Shares with the Section 102 Trustee, including with respect to grants prior to July 24, 2012 the date of deposit of the applicable terms of grant with the Section 102 Trustee and with respect to grants following July 24, 2012 the date of deposit of the applicable board or committee resolution and the date of deposit of the applicable award agreement with the Section 102 Trustee, (2) whether the holder thereof is an employee, director or consultant of the Company or any of the Company’s Subsidiaries (and the entity (either the Company or the relevant Subsidiary of the Company) receiving services from such person and (3) whether such person has relocated from or to Israel or the U.S. The Company has made available to Parent accurate and complete copies of the Company Share Plans. No outstanding Company Compensatory Awards or other equity awards have been granted other than pursuant to the Company Share Plans, and the forms of all option and other equity award agreements evidencing any outstanding Company Compensatory Award and the award agreements for any Company Compensatory Award, option and other equity award that materially differs from such form award agreement. The 2003 Amended and Restated Equity Incentive Plan is qualified under Section 102(b)(2) and 102 (b)(3), and all actions necessary to maintain the qualification of the 2003 Amended and Restated Equity Incentive Plan under Section 102 have been taken, and no Company Compensatory Award pursuant to Section 102(b)(2) and 102 (b)(3) was granted pursuant to any Company Share Plans other than pursuant to the 2003 Amended and Restated Equity Incentive Plan. There are no Company Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition issued under the Company Share Plans.

(c)   Except as set forth in Part 3.3(c)(i) of the Company Disclosure Schedule, the Company owns, directly or indirectly, beneficially and of record, all of the issued and outstanding shares or other equity interests of each of its Subsidiaries. All of the outstanding shares of the Company’s Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and, except for restrictions pursuant to applicable securities laws and other applicable Legal Requirements or as set forth in Part 3.3(c)(ii) of the Company Disclosure Schedule, are owned by the Company directly or indirectly, free and clear of any Encumbrances.

(d)   Except as set forth in Part 3.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right, in each case whether or not currently exercisable, to acquire any shares or other securities of any Acquired Company from an Acquired Company; (ii) outstanding security, instrument or obligation of an Acquired Company that is or may become convertible into or exchangeable for any shares or other securities of any Acquired Company; or (iii) stockholder rights plan or similar plan commonly referred to as a “poison pill,” or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares or any other securities. No holder of any debt security or indebtedness of any of the Acquired Companies, and no other creditor of any of the Acquired Companies, has or may acquire any general voting rights or other voting rights, approval rights or similar rights with respect to the Merger or with respect to the election of directors or the business affairs of any of the Acquired Companies.

(e)   All outstanding Company Shares, all outstanding Company Compensatory Awards and all outstanding securities of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. All outstanding Company Shares and all Company Shares issuable upon the exercise and/or vesting of all outstanding Company Compensatory Awards have been approved for trading on the TASE.

3.4   Filings with Securities Regulators; Financial Statements.

(a)   To the extent not otherwise publicly available on the SEC or TASE website as of the date of this Agreement, the Company has made available to Parent accurate and complete copies of each registration statement, each proxy statement and each other statement, report, schedule, form or other document filed by each of the Acquired Companies with any of the Securities Regulators since January 1, 2013, including all exhibits, supplements and amendments thereto (all such statements, reports, schedules, forms, documents, exhibits, supplements and amendments being referred to herein as the “Acquired Company Reporting Documents”). All statements, reports, schedules, forms and other documents (and all exhibits, supplements and amendments) required to have been filed by each of the Acquired Companies with the respective Securities Regulators have been so filed on a timely basis. As of the time it was filed with the applicable Securities Regulator (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Acquired Company Reporting Documents complied in all material respects with the requirements of all applicable Securities Regulations and other Legal Requirements (including, without limitations, the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and Israeli Securities Law, as the case may be, and in each case the rules and regulations promulgated thereunder and provided it is applicable to such Company Reporting Document); and (ii) none of the Acquired Company Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is, and has at all times since January 1, 2013 been, in compliance with the applicable listing, maintenance and other rules and regulations of NASDAQ and has not received any notice asserting any non-compliance with any of such rules and regulations.

(b)   The financial statements (including any related notes) contained in the Acquired Company Reporting Documents: (i) comply as to form in all material respects with the Securities Regulations and other Legal Requirements applicable thereto; (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments).

(c)   The Company has made available to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015 (the “Company Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of income and statement of cash flows of the Company and its Subsidiaries for the six months then ended. The financial statements referred to in this Section 3.4(c): (i) were prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of June 30, 2015 and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the six months ended June 30, 2015.

(d)   Any financial statements delivered to Parent pursuant to Section 5.1: (i) will be prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that any such financial statements that are unaudited will not contain footnotes and will be subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (ii) will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments).

(e)   The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Company’s Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. As of December 31, 2014, such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their findings in their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls, if any, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, if any. The Company has made available to Parent (x) a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee of the Company Board and (y) any material communication made by management or the Company’s auditors to the audit committee of the Company Board required or contemplated by applicable listing standards or professional accounting standards during the period commencing January 1, 2013. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Acquired Company Reporting Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective.

(f)   No attorney representing the Company or any Acquired Company, whether or not employed by the Company or any Acquired Company, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act. The Company has made available to Parent copies of all material written correspondence sent to or received from the SEC by the Company or any Acquired Company or their respective counsel or accountants since January 1, 2013. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from any Securities Regulator with respect to the Acquired Company Reporting Documents. To the Company’s Knowledge, there are no any Securities Regulator inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ and the Tel Aviv Stock Exchange (“TASE”) and with the corporate governance and other requirements of the Israeli Companies Law. Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(g)   Since January 1, 2012, neither the Company nor, to the Knowledge of the Company, any other Acquired Company, any director, officer, auditor or accountant of the Company or any Acquired Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Acquired Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Acquired Company has engaged in questionable accounting or auditing practices.

(h)   Neither the Company nor any other Acquired Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Subsidiary of the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 (a) of Regulation S-K of the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company’s Subsidiary’s published financial statements or any Acquired Company Reporting Documents.

3.5   Absence of Changes. Except as set forth in Part 3.5 of the Company Disclosure Schedule or in any Acquired Company Reporting Documents publicly available on the SEC or TASE websites prior to the date hereof, since December 31, 2014:

(a)   there has not been or occurred a Material Adverse Effect on the Acquired Companies;

(b)   except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course consistent with past practice;

(c)   there has not been any material loss, abandonment, damage or destruction to, or any material interruption in the use of, any of the material assets (including the Acquired Company IP) of any of the Acquired Companies, whether or not covered by insurance;

(d)   none of the Acquired Companies has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares or other securities (other than dividends or distributions made by an Acquired Company to another Acquired Company pursuant to and in compliance with the applicable Laws), or (ii) repurchased, redeemed or otherwise reacquired any shares or other securities;

(e)   none of the Acquired Companies has sold, issued or granted, or authorized the sale, issuance or grant of, (i) except for Company Shares issued upon the valid exercise of outstanding Company Options or vesting of outstanding Company RSUs in accordance with the terms of the Company Share Plans, any share or other security, (ii) except for Company Options and Company RSUs described in Part 3.3(b) of the Company Disclosure Schedule, any option, warrant or right to acquire any share or any other security, or (iii) any instrument convertible into or exchangeable for any share or other security;

(f)   none of the Acquired Companies has amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any Company Share Plan or other option plan or incentive plan, or (ii) any provision of any agreement applicable to any outstanding Company Compensatory Award, option or other equity award;

(g)   there has been no amendment to the Acquired Companies’ Charter Documents, and none of the Acquired Companies has effected or been a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares or similar transaction;

(h)   none of the Acquired Companies has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(i)   none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Companies since December 31, 2014, exceeds US$10 million in the aggregate;

(j)   none of the Acquired Companies has (i) entered into or permitted any of the assets owned or used by it, including Acquired Company IP, to become bound by any Material Contract or (ii) amended or terminated, or waived any material right or remedy under, any Material Contract;

(k)   none of the Acquired Companies has (i) entered into, applied for, requested, accepted, been approved for, elected to participate in, received or become subject to or bound by any requirement or obligation relating to any Governmental Grant, or permitted any Acquired Company IP or any other asset owned or used by it to become bound by any requirement or obligation relating to any Governmental Grant, or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant;

(l)   none of the Acquired Companies has (i) acquired, leased or licensed any material right or other material asset from any other Person, including any Licensed Acquired Company IP, (ii) sold, transferred or otherwise disposed of, or leased or licensed to any other Person, or incurred any Encumbrances regarding any material right or other material asset (including but not limited to Owned Acquired Company IP) or (iii) waived, abandoned, or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

(m)   none of the Acquired Companies has written off as obsolete or otherwise any of its inventories, except in a manner consistent with past practices;

(n)   none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness, except in a manner consistent with past practices;

(o)   none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Encumbrances in the ordinary course of business and consistent with past practices;

(p)   none of the Acquired Companies has (i) lent money to any Person other than for expense advancements to employees in the ordinary course of business or (ii) incurred or guaranteed any indebtedness for borrowed money;

(q)   none of the Acquired Companies has (i) terminated, established or adopted any Benefit Plan, (ii) caused or permitted any Benefit Plan to be amended in any material respect, (iii) paid or committed to pay any bonus, commission or other incentive payment or made any profit-sharing or similar payment to, or increased or committed to increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except in the ordinary course of business and in a manner consistent with past practices, or (iv) hired or terminated any of its directors, executive officers or key employees;

(r)   none of the Acquired Companies has changed any of its pricing policies, product or system return policies, product or system support policies or service policies, product system modification or upgrade policies, personnel policies or other business policies or any of its methods of accounting or accounting practices in any material respect;

(s)   none of the Acquired Companies has made any material Tax election or changed any material Tax accounting method, amended any material Tax Return, entered into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing agreement related to any material Tax, or agreed to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;

(t)   none of the Acquired Companies has commenced or settled any Legal Proceeding;

(u)   none of the Acquired Companies has entered into any arrangement, the result of which is the loss, expiration or termination of any license or right under or to any Licensed Acquired Company IP used in the development, manufacture or support of any Acquired Company Product or incorporated in or provided with any Acquired Company Product; and

(v)   none of the Acquired Companies has agreed or committed to take, or has authorized the taking of, any of the actions referred to in clauses “(c)” through “(u)” of this sentence.

3.6   Title to Assets. The Acquired Companies own, and have good, valid and marketable title to, all assets owned by them, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet, except for current assets disposed of in the ordinary course of business since the date of the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Acquired Companies as being owned by any of the Acquired Companies. All of said assets are owned by the Acquired Companies free and clear of any Encumbrances, except for the following (“Permitted Liens”): (i) any lien for current taxes not yet due and payable; (ii) liens that have arisen in the ordinary course of business and that do not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies; (iii) non-exclusive licenses of Intellectual Property Rights or Technology entered into in the ordinary course of business consistent with past practice; and (iv) liens described in Part 3.6 of the Company Disclosure Schedule.

3.7   Receivables; Customers; Suppliers.

(a)   All existing accounts receivable of the Acquired Companies, including without limitation those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since June 30, 2015 and have not yet been collected, (i) represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business and (ii) are current. The Company currently expects all such accounts receivable referenced in the preceding sentence to be collected in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed US$200,000 in the aggregate). Part 3.7(a) of the Company Disclosure Schedule identifies each of the ten largest customers of the Company in 2012, 2013 and 2014 and the first six months of 2015 (each, a “Significant Customer”). The Company provided to the Parent an accurate and complete breakdown of the revenues received from the Significant Customers. None of the Acquired Companies has received any written notice of any outstanding material dispute with, or any material dissatisfaction on the part of, any Significant Customer. Other than as set forth in Part 3.7(a)(i) of the Company Disclosure Schedule, none of the Acquired Companies (other than for the period before they were owned by the Company) has agreed to accept returns of any Acquired Company Products since January 1, 2013. Except as set forth in Part 3.7(a)(ii) of the Company Disclosure Schedule, none of the Acquired Companies has received any written or oral notice from any Significant Customer that such customer shall not continue as a customer of the Acquired Companies (or the Surviving Company or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Company or Parent) either before or after the Closing.

(b)   Part 3.7(b) of the Company Disclosure Schedule identifies each of the ten (10) largest suppliers of products or services to the Acquired Companies, in 2012, 2013 and 2014, and in the first six months of 2015 (each, a “Significant Supplier”). The Company provided to the Parent an accurate and complete breakdown of the amounts paid to the Significant Suppliers. None of the Acquired Companies has received any written notice of any outstanding material dispute with, or any material dissatisfaction on the part of, any Significant Supplier. None of the Acquired Companies has received any written or oral notice from any Significant Supplier that such supplier shall not continue as a supplier of the Acquired Companies (or the Surviving Company or Parent) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Company or Parent) either before or after the Closing.

3.8   Inventories; Equipment; Real Property.

(a)   Part 3.8(a) of the Company Disclosure Schedule provides an accurate and complete breakdown of all inventories (including raw materials, supplies, products in process and finished products) of the Acquired Companies as of June 30, 2015. All inventories of the Acquired Companies, whether or not reflected in the Company Unaudited Interim Balance Sheet:

(i)   are of such quality and quantity as to be usable and saleable by the Acquired Companies in the ordinary course of business;

(ii)   have been priced at the lower of cost or market value using the methods described in the notes to the audited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2014; and

(iii)   to the Company’s Knowledge, are free of any material defects or deficiencies.

The inventory levels maintained by the Acquired Companies, as of the date hereof, (1) are not excessive in light of the normal operating requirements of the Acquired Companies, and (2) are adequate for the conduct of the operations of the Acquired Companies in the ordinary course of business.

(b)   Part 3.8(b) of the Company Disclosure Schedule provides an accurate list of all material items of equipment and other tangible assets owned by, or leased to, the Acquired Companies. All such assets are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the business of the Acquired Companies in the manner in which such business is currently being conducted, and are consistent with the amounts reported on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015 made available to Parent.

(c)   None of the Acquired Companies owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.8(c)(i) of the Company Disclosure Schedule (the “Company Properties” and “Leases”, respectively), which Leases are in full force and effect, valid and enforceable by and against the Acquired Companies (subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies) and none of the Acquired Companies is in material breach of or material default under, or has received any notices of material default under any of the Leases and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Acquired Companies. No security deposit or portion thereof deposited with respect to Leases has been applied in respect of a breach or default under any Lease which has not been redeposited in full. None of the Acquired Companies owes any brokerage commissions or finder’s fees with respect to any Lease. No Person, other than the Acquired Companies has a right to use or occupy, during the term of the applicable Lease, any portion of the Company Properties. The Acquired Companies have and own valid leasehold interests in the Company Properties, free and clear of all Liens other than Permitted Liens. The Company Properties constitute all interests in real property used, occupied or held for use in connection with the business of the Acquired Companies and which are necessary for the continued operation of the business of the Acquired Companies as the business is currently conducted. The Company is not required to make any material improvements to any Company Property. To the Company’s Knowledge, the current uses of each Company Property comply with applicable Laws and the Acquired Companies have received no notice of violation of law with respect to the operation of the Company Properties, except in either case, for such instances of non-compliance with applicable Laws or violations that are not reasonably expected to result in a Material Adverse Effect on the Acquired Companies. To the Company’s Knowledge, all material certificates of occupancy and all other material Permits required by Law for the proper use and operation of the Company Properties are in full force and effect. To the Company’s Knowledge, all material Permits, utility installations and connections required for the maintenance, operation and servicing of the Company Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor for which the Acquired Companies are responsible have been fully paid. Except as set forth in Part 3.8(c)(ii) of the Company Disclosure Schedule, since January 1, 2013, none of the Acquired Companies have received written notice of any violations, Legal Proceedings or Legal Requirement relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other Law, against or with respect to the Company Properties. To the Company’s Knowledge, there is no outstanding Tax in respect of the Company Properties or in connection with the Acquired Companies’ use or right in such Company Properties for which Tax the Acquired Companies are liable to the relevant Governmental Body and none of the Acquired Companies is under any obligation to pay such Taxes to any Governmental Body or the Israeli Land Administration, except for such Taxes not yet due. To the Company’s Knowledge, there are no outstanding claims or proceedings commenced by any third party (including any Governmental Body) in connection with the Company’s possession or use of the Company Properties.

3.9   Intellectual Property.

(a)   Part 3.9(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Acquired Company has or purports to have a legal ownership interest, whether exclusively or jointly with another Person (the “Company Intellectual Property Registrations”), (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any other Person that has a legal ownership interest in such item of Registered IP and the nature of such ownership interest, and (iv) all unregistered Trademarks used by the Acquired Companies, and any pending, or to the Company’s knowledge threatened, Legal Proceedings before any court, tribunal or other Governmental Body related to any of the foregoing. Without derogating from the aforesaid, the identification of such Registered IP shall include for each (i) Patent, the patent number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof, (ii) for each Trademark, the application serial number or registration number, by country, province and state, and the class of goods or services covered, the nature of the goods or services, the date issued and filed and the present status thereof, (iii) for each Domain Name, the registration date, any renewal date, name of registry and administrative contact information, (iv) for each registered Copyright, the number and date of such registration or Copyright application by country, province and state, (v) for each registered design, the registration number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof, (vi) all pending, or to the Company’s knowledge threatened, Legal Proceedings (including reexamination and reissue proceedings) before any court, tribunal or other Governmental Body (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to such Registered IP and the Acquired Company Products, and (vii) any actions that must be taken within 180 days after the date hereof for the purpose of obtaining, maintaining, perfecting or renewing any such Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of documents, applications or certificates or any responses to office actions. The Company has made available to Parent complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(b)   Part 3.9(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) all material Intellectual Property Rights or Technology licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than Standard Software), (ii) the corresponding Acquired Company IP Contract or Contracts, which are material, pursuant to which any Intellectual Property Right or Technology is licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company, and (iii) whether a license or licenses granted to any Acquired Company by such material Acquired Company IP Contract or Contracts is or are, as the case may be, exclusive or nonexclusive.

(c)   Part 3.9(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each material Acquired Company IP Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right, whether or not currently exercisable, or interest in, any Owned Acquired Company IP. No Acquired Company is bound by, and no Owned Acquired Company IP is subject to, any Contract containing any covenant or other provision that materially restricts the ability of any Acquired Company to use, assert, enforce, or otherwise exploit any Owned Acquired Company IP anywhere in the world. Except as set forth in Part 3.9(c) of the Company Disclosure Schedule, no Acquired Company has transferred ownership of, whether a whole or partial interest, or granted any exclusive right to use, any Owned Acquired Company Intellectual Property or Owned Acquired Company Technology to any Person.

(d)   Except as set forth in Part 3.9(c) of the Company Disclosure Schedule, the Acquired Companies exclusively own all right, title, and interest to and in the Owned Acquired Company IP free and clear of any Encumbrances, other than Permitted Liens. Each employee, officer, director, Contractor and consultant of the Acquired Companies who has contributed to the creation or development of any Acquired Company Products, Owned Acquired Company IP or Owned Acquired Company Technology for or on behalf of the Acquired Companies has signed a valid and enforceable agreement that includes (i) confidentiality obligations in favor of the Company, and (ii) an effective and valid assignment to the Acquired Companies of all right, title and interest in and to all Intellectual Property Rights and Technology created or developed by such Person as a result of or during such Person’s employment by or engagement with the Acquired Companies related to the Business (including the rights to transfer, license, amend and modify such Intellectual Property Rights) (collectively, the “Invention Assignment Agreements”). The Company has provided or made available to Parent true, correct and complete copies of all Invention Assignment Agreements. To the extent any Intellectual Property Rights covered by an Invention Assignment Agreement relates to Registered IP in which any Acquired Companies has an ownership interest, and to the extent provided for by, and in accordance with, applicable Laws, the applicable Acquired Company has recorded such Invention Assignment Agreements or other documents sufficient to evidence the assignment of such Intellectual Property to the Acquired Company, as applicable and appropriate, with the relevant Governmental Body such that such Registered IP are in the name of the Company with no break in the chain of title. No employee, officer, director, Contractor or consultant of the Acquired Companies has excluded any Intellectual Property Rights from any Invention Assignment Agreement executed by such Person in connection with such Person’s employment by or engagement with the Company. To the Company’s Knowledge, no shareholder, officer, director, employee, consultant or Contractor of an Acquired Company has any claim, right (whether or not currently exercisable), or ownership interest in any Owned Acquired Company IP. To the Company’s Knowledge, no employee of any of the Acquired Companies is (a) bound by or otherwise subject to any Contract restricting him from performing his duties for any of the Acquired Companies, (b) in violation of any term of any employment, consulting, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation Contract with an Acquired Company or (c) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of any of the Acquired Companies. To the Company’s Knowledge, the Acquired Companies have paid, in full, all mandatory compensation to employees, officers, directors, Contractors and consultants in relation to all Owned Acquired Company IP and Owned Acquired Company Technology, if any, and neither this Agreement nor any transactions contemplated by this Agreement will result in any further amounts being payable to any current or former employees, officers, directors, Contractors or consultants of the Company in relation to any Owned Acquired Company IP or Owned Acquired Company Technology.

(e)   Part 3.9(e) of the Disclosure Schedule contains a complete and accurate list of all material Contracts pursuant to which any of the Acquired Companies is obligated to pay royalties, fees, commissions, and other similar payments for the manufacture, sale, or distribution of any Acquired Company Product or the use of any Acquired Company IP or Acquired Company Technology. To the Company’s Knowledge, no Person who has licensed Technology or Intellectual Property Rights to the Acquired Companies has an ownership interest in or license rights to any derivative works or improvements made by the Acquired Companies to such Technology or Intellectual Property Rights that are incorporated into any Acquired Company Product.

(f)   None of the Acquired Companies has (i) transferred ownership of, or granted any exclusive license or exclusive right under or with respect to, or authorized the retention of any exclusive right with respect to or joint ownership of, any Intellectual Property that is or was at any time owned or purported to be owned by the Acquired Companies to any other Person or (ii) permitted the Acquired Companies’ rights in any Owned Acquired Company IP to lapse or enter the public domain except where the Company has in its reasonable business judgment decided to cancel, abandon, allow to lapse or enter the public domain or otherwise not to renew such issuance, registration or application. As a result of giving effect to the transactions contemplated by this Agreement, no current or former director, equity holder, officer, employee, Contractor or consultant of the Acquired Companies will own or retain any rights to use any of the Owned Acquired Company IP (other than, with respect to employees, Contractors and consultants, the right to use such Owned Acquired Company IP within the scope of such Person’s employment by or engagement with the Company).

(g)   To the Company’s Knowledge, all Owned Acquired Company IP is valid, subsisting and enforceable and the Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain each item of Owned Acquired Company IP that is Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all applicable Legal Requirements to the extent such actions, if not taken, would result in such Registered IP being rendered invalid or unenforceable. No interference, opposition, reissue, reexamination, or other Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, or enforceability of any Owned Acquired Company IP is being contested or challenged. No application for a Patent or a material Copyright, mask work, or Trademark registration or any other type of application or registration for any material Registered IP filed by or on behalf of any of the Acquired Companies since January 1, 2013 has been abandoned, allowed to lapse, or rejected. To the Company’s Knowledge, none of the Acquired Companies has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP. To the Company’s Knowledge, the Acquired Companies have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all patents included in the Owned Acquired Company IP. To the Company’s Knowledge, no Trademark owned, used, or applied for by any of the Acquired Companies conflicts or interferes with any Trademark owned, used, and applied for by any other Person. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in the abandonment of any material Trademark (whether registered or unregistered) owned, used, or applied for by any of the Acquired Companies. The original, first and joint inventors of the subject matter claimed in each of the Company Patents are properly named as inventors of such Company Patents, and the applicable Laws governing marking of products covered by the inventions in each of the Company Patents have been complied with in all material respects. To the Knowledge of the Company, other than prior art references cited in the applicable patent office file history of the Company Patents (true, correct and complete copies of which the Company has provided or made available to Parent), there are no prior art references that could invalidate any Company Patents or any claim thereof. To the Knowledge of the Company, there are no prior public uses, sales, offers for sale or disclosures that could invalidate any Company Patents or any claim thereof and there has been no conduct that could render any Company Patents or any claim thereof invalid or unenforceable.

(h)   To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Acquired Company IP that is incorporated into an Acquired Company Product.

(i)   Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, license to or Encumbrance on, any Acquired Company IP; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Parts 3.9(b) or 3.9(c) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any Acquired Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property Right.

(j)   Each of the Acquired Companies owns or otherwise, and without providing any representation regarding the infringement by the Acquired Companies of Intellectual Property Right of any Person, has the right to use all Technology and Intellectual Property Rights used in or necessary for the conduct of the Business.

(k) To the Company's Knowledge, no Acquired Company has infringed, misappropriated, or violated any Intellectual Property Right of any other Person or is currently infringing, misappropriating or otherwise violating any Intellectual Property Right of any other Person. No infringement, misappropriation, or similar claim or Legal Proceeding is pending or, to the Company’s Knowledge, threatened in writing against any Acquired Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding. Since January 1, 2013, no Acquired Company has received any written notice relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person. Since January 1, 2013, the Company has not received any written notice or request for any Person for indemnification with respect to any claim of infringement, misappropriation, misuse or violation of any Intellectual Property or Technology, which notice or request has not been finally resolved.

(l)   No Acquired Company has an unfulfilled obligation under any Contract to develop any deliverables for a third party.

(m)   Part (m) of the Company Disclosure Schedule sets forth an accurate and complete list of all Software owned by the Acquired Companies that is sold or licensed by the Acquired Companies separately from any product sold by the Acquired Companies that is owned by the Company (collectively, the “Company Software”). The Company Software is free from any material defect, virus or programming, design or documentation error or corruptant that would have an adverse effect on the operation or use of the Company Software. None of the Company Software or Acquired Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the Software industry) or any other code not disclosed in the User Documentation provided with such Software that is designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device on which such Company Software or Acquired Company Products or such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) sending information to the Acquired Companies or any other Person without the user’s consent. None of the Company Software or the Acquired Company Products (A) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the Software industry), (B) records a user’s actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior.

(n)   Except as set forth in Part 3.9(n) of the Company Disclosure Schedule, no source code for any Acquired Company Product has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company. Except as set forth in Part 3.9(n) of the Company Disclosure Schedule, no Acquired Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Acquired Company Product to any escrow agent or other Person. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Acquired Company Product to any other Person who is not, as of the date of this Agreement, an employee of any Acquired Company.

(o)   To the Company's Knowledge, all use and distribution of Company Software, Acquired Company Products and Open Source Materials by the Acquired Companies is in full compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements, except as would not have a Material Adverse Effect on the Acquired Companies. The Acquired Companies have not (A) incorporated or embedded any Copyleft Materials into, or combined or linked any Copyleft Materials with, any Company Software or Acquired Company Products or (B) distributed any Copyleft Materials in conjunction with or for use with any Company Software or Acquired Company Products, except as set forth in Part 3.9(o) of the Company Disclosure Schedule. Except as set forth in Part 3.9(o) of the Company Disclosure Schedule, the Acquired Companies have not used any Copyleft Materials in a manner that requires the Company Software, Acquired Company Products, Acquired Company Technology, any portion of any of the foregoing, or any Acquired Company IP, to be subject to Copyleft Licenses or requires or would require the Acquired Companies to grant any patent licenses.

(p)   No government, university, college, other educational institution, research center or non-profit institution (collectively, “Institutions”) provided or provides facilities, personnel or funding for the creation or development of any Owned Acquired Company IP, Owned Acquired Company Technology or Acquired Company Product. No Institutions have any rights in or with respect to any Owned Acquired Company IP, Owned Acquired Company Technology or Acquired Company Products or any developments of any Intellectual Property Rights made by any employee, director, officer, Contractor or consultant of the Acquired Companies in connection with their employment or engagement by the Acquired Companies that relate in any manner to (or that are based on or derived from) any Owned Acquired Company IP, Owned Acquired Company Technology or the Acquired Company Products.

(q)   (i) None of the Acquired Companies has made, directly or indirectly, any commitments, promises, submissions, suggestions, statements or declarations to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) (including any commitments, promises, submissions, suggestions, statements or declarations that would obligate the Acquired Companies to grant licenses to any Person or otherwise impair or limit the Acquired Companies’ control of any Owned Acquired Company IP), (ii) the Acquired Companies are not subject to any membership agreements, bylaws, practices or policies of any Standards Organization (including with respect to licensing or non-assertion or any obligation or requirement that would impair or limit the Acquired Companies’ control of any Owned Acquired Company IP), (iii) no Company Patent has been identified by the Acquired Companies or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization, (iv) to the Knowledge of the Company, no Company Patent is essential to any Standards Organization or any standard promulgated by any Standards Organization, and (v) the Acquired Companies do not implement in Acquired Company Products any standard or specification that would require the grant of a reciprocal patent license.

(r)   Each of the Acquired Companies has taken reasonable steps to protect and maintain the confidentiality of, and the rights of the Acquired Companies in, the Company’s Confidential Information. Without limiting the foregoing, each of the Acquired Companies has required each employee, Contractor and consultant of the Acquired Companies with access to any such Confidential Information to execute a written agreement that provides reasonable protection for such Confidential Information and all employees, Contractors and consultants of the Acquired Companies with access to such Confidential Information have executed such an agreement, except as would not have a Material Adverse Effect on the Acquired Companies. All disclosures by the Company of any such Confidential Information have been made pursuant to a written agreement that provides reasonable protection for such Confidential Information. The Acquired Companies have taken steps to protect the Confidential Information of any Person provided to the Acquired Companies in accordance with all applicable obligations of confidentiality.

(s)   Except as would not have a Material Adverse Effect on the Acquired Companies, the information technology systems used by the Acquired Companies (“IT Systems”) are designed, implemented, operated and maintained in a reasonable manner, and there have been no material operational or continued failures, disruptions, substandard performances, failures, bugs, outages or other adverse events in the past eighteen months affecting any of the IT Systems that have had resulted in any Material Adverse Effect on the Acquired Companies. Without limiting the foregoing, (i) each Acquired Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that its IT Systems are free from Malicious Code, and (ii) each Acquired Company has in effect disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard the security and the integrity of its IT Systems, including, without limitation, taking all commercially reasonable steps to provide for the back-up and recovery of data and information. To the Company’s Knowledge, there have been no unauthorized intrusions or breaches of security with respect to the IT Systems.

(t)   The Acquired Companies’ privacy policies are designed in a manner to enable the Acquired Companies to comply with all applicable Legal Requirements and the Acquired Companies comply in a material manner with all such Legal Requirements. To the Company’s Knowledge, each of the Acquired Companies has (i) complied in all material respects with such Acquired Company’s privacy policies and complied in all material respects with all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of personal information that is possessed by or otherwise subject to the control of the Acquired Company, (ii) implemented and maintained commercially reasonable measures sufficient to provide reasonable assurance that the applicable Acquired Company complies with such Laws and that such Acquired Company will not acquire, fail to secure, share or use such personal information in a manner inconsistent with (A) such Laws, (B) any notice to or consent from the provider of personal information, (C) any policy adopted by the applicable Acquired Company, (D) any contractual commitment made by the applicable Acquired Company that is applicable to such personal information or (E) any privacy policy or privacy statement from time to time published or otherwise made available to the providers of the personal information by the applicable Acquired Company, and (iii) in connection with each third party servicing, outsourcing or similar arrangement involving personal information acquired from or with respect to the applicable Acquired Company, contractually obligated any service provider to (A) comply with the Laws applicable with respect to personal information, (B) take reasonable steps to protect and secure from unauthorized disclosure of personal information, (C) restrict use of personal information to those authorized or required under the servicing, outsourcing or similar arrangement and (D) certify or guarantee the return or adequate disposal of personal information. Except for disclosures of information required by Law, authorized by the provider of personal information or provided for in the Acquired Companies’ privacy policies, none of the Acquired Companies has sold, rented or otherwise made available, and sells, rents or otherwise makes available, to third parties any personal information. No claims have been asserted or threatened, or are reasonably expected to be asserted or threatened, with respect to personal information possessed by or otherwise subject to the control of the Acquired Companies, except, in each case, as would not have a Material Adverse Effect on the Acquired Companies. For the avoidance of doubt, the term “privacy” as used in this Section 3.9(t) includes the concepts of data protection and data security.

         3.10        Contracts.

(a)   Part 3.10 of the Company Disclosure Schedule identifies each Acquired Company Contract that constitutes a “Material Contract”. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract” to the extent they are material Contracts:

(i)   any Contract relating to the employment of, or the performance of services by, any director, officer, employee or consultant of any Acquired Company that provides for annual cash compensation in excess of $200,000, and any Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination, of any Acquired Company, bonus or relocation payment or any other payment or payments (other than payments in respect of annual salary made in the ordinary course of business consistent with past practice) exceeding US$100,000 in the aggregate to any current or former director, officer, employee or consultant;

(ii)   any collective bargaining agreement or other Contract with any labor union;

(iii)   any Contract (provided it is not an Excluded Contract) pursuant to which any Intellectual Property Rights or Technology that is currently being used by any Acquired Company is or has been licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company;

(iv)   any Contract pursuant to which (x) any Intellectual Property Right or Technology is or has been licensed, whether or not such license is currently exercisable, sold, assigned or otherwise conveyed or provided to a third party by any Acquired Company, provided it is not an Excluded Contract, or (y) pursuant to which any Acquired Company has agreed not to enforce any Intellectual Property Right against any third party;

(v)   any Contract that provides for indemnification or exculpation of any director, officer, employee, agent, consultant or independent Contractor;

(vi)   any Contract imposing any restriction on the right or ability of any Acquired Company (A) to compete with any other Person or to engage in any line of business, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or Contractor, (D) to develop, sell, supply, distribute, offer, support or service any Acquired Company Product or any technology or other asset to or for any other Person, or (E) to perform any services for any other Person, to transact business or deal in any other manner with any other Person;

(vii)   any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities or (C) providing any of the Acquired Companies with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities;

(viii)   any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation for Acquired Company Products;

(ix)   any Contract relating to any currency hedging or forward currency transaction;

(x)   any Contract requiring that any of the Acquired Companies give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

(xi)   any Contract imposing any “no-shop” or “standstill” obligation or any similar obligation on any of the Acquired Companies;

(xii)   any Contract (A) relating to any Governmental Grant, or (B) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations;

(xiii)   any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract;

(xiv)   any Contract under which an Acquired Company provides services to a third party, including any consulting, development, integration, or support services Contract;

(xv)   any Contract providing for “most favored nation” terms, including such terms for pricing;

(xvi)   any Contract relating to marketing and advertising of the Acquired Companies;

(xvii)   any product agreement, joint venture agreement, profit-sharing agreement, cost-sharing agreement, joint ownership agreement, revenue-sharing agreement, strategic alliance agreement, cooperation agreement, partnering agreement or similar Contract;

(xviii)   any Contract purporting to bind, or purporting to restrict or otherwise apply to the activities of, any future affiliate of any of the Acquired Companies;

(xix)   any Contract that has a term of more than 30 days and that may not be terminated by an Acquired Company (without penalty) within 30 days after the delivery of a termination notice by such Acquired Company;

(xx)   any Contract that contemplates or may involve the payment or delivery of cash or other consideration in an amount or having a value in excess of US$1,000,000 in the aggregate, or that contemplates or may involve the performance of services having a value in excess of US$1,000,000 in the aggregate;

(xxi)   any Contract that has been or is required to be filed with any of the Securities Regulators;

(xxii)   any Contract evidencing, or under which any of the Acquired Companies has incurred or may incur, any indebtedness for borrowed money, including any loan agreement, credit agreement, credit facility, line of credit, letter of credit or promissory note; and

(xxiii)   any Contract, if a breach or termination of such Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Companies.

The Company has made available to Parent an accurate and complete copy of each Acquired Company Contract that constitutes a Material Contract as of the date of the Agreement. There are no Material Contracts that are not in written form.

(b)   Each Acquired Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)   Except as set forth in Part 3.10(c) of the Company Disclosure Schedule: (i) none of the Acquired Companies has violated or breached in any material respect, or committed any material default under, any Material Contract, except for any such violation, breach or default that has been (A) cured by the applicable Acquired Company, or (B) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (A) and (B), the other party or parties to such Acquired Company Contract do not have any right of termination or other remedy related to such violation, breach or default; (ii) to the Knowledge of the Company, no other Person has violated or breached in any material respect, or committed any material default under, any Material Contract; (iii) to the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time, could reasonably be expected to (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy or accelerate the maturity, performance of or right under any Material Contract, (C) give any Person the right to modify, cancel or terminate any Material Contract; and (iv) since January 1, 2013, none of the Acquired Companies has received any notice of any actual or alleged violation of, or failure to comply with, any material term or requirement of any Material Contract.

3.11   Liabilities. None of the Acquired Companies has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Companies since June 30, 2015 in the ordinary course of business and consistent with past practices; and (c) liabilities described in Part 3.11 of the Company Disclosure Schedule.

3.12   Compliance with Legal Requirements. Each of the Acquired Companies is, and has at all times been, in compliance in all material respects with all applicable Legal Requirements. Since January 1, 2013, none of the Acquired Companies has received any notice or other communication from any Governmental Body or other Person regarding any violation of, or failure to comply with, in any material respect, any Legal Requirement. The business of the Acquired Companies as currently conducted does not require a license from the Israeli Ministry of Economy and/or the Israeli Ministry of Defense and/or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or authorization from the U.S. Department of State, pursuant to the International Traffic in Arms Regulations.

3.13   Anti-Corruption Laws; Certain Business Practices; Code of Ethic.

(a)   None of the Acquired Companies has or, to the Company’s Knowledge, has any director, officer, agent, employee or other Person acting on behalf of the Acquired Companies who has, in any material respect, (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the rules and regulations thereunder, the UK Bribery Act, 2010, as amended, the rules and regulations thereunder, the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated 21 November 1977, Title 5 of the Israeli Penalty Law (Bribery Transactions), or other similar Laws that prohibit bribery, or corruption or any similar Law (“Anti-Corruption Laws”), (b) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Securities Exchange Act of 1934, as amended, (c) accepted or received any unlawful contributions, payments, gifts or expenditures or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(b)   The Acquired Companies have adopted a code of ethics in a form made available to Parent prior to the execution of this Agreement. The Acquired Companies have presented the Code of Ethics to their employees, officers and directors and have asked them to comply with the terms and conditions of such Code of Ethics. To the Company’s Knowledge, the Acquired Companies’ employees, officers and directors are in compliance, in all material respects, with the terms and conditions of such Code of Ethics.

3.14   Governmental Grants and Authorizations.

(a)   Part 3.14(a) of the Company Disclosure Schedule identifies each Governmental Grant that has been approved and notified to or has been or is provided to any of the Acquired Companies or for which any the Acquired Companies has applied. Except as set forth on Part 3.14(a) of the Company Disclosure Schedule, none of the Acquired Companies has received or applied for any Governmental Grant. The Company has delivered to Parent accurate and complete copies of (i) all applications and material correspondence submitted by the respective Acquired Companies to the Investment Center, the Chief Scientist or to any other Governmental Body in connection with a Governmental Grant or application therefore, and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the respective Acquired Companies by the Investment Center, the Chief Scientist or by any other Governmental Body in connection with a Governmental Grant or application therefore, and any undertakings of the Acquired Companies in connection with any Governmental Grant, and (iii) any other material documents in connection with any Governmental Grant. In each such application submitted by or on behalf of any Acquired Company, such Acquired Company has accurately and completely disclosed all information required by such application. Except for undertakings set forth in letters of approvals, provided under any applicable Israeli Law including without limitation the Encouragement of Industrial Research and Development Law 5744-1984 and any regulations, ordinances, guidelines or circulars promulgated thereunder or otherwise applicable, there are no undertakings any of the Acquired Companies given in connection with any Governmental Grant. Each Acquired Company is in compliance, in all material respects, with the terms, conditions, requirements and criteria of all Governmental Grants (including any reporting requirements) and any applicable Laws and rules in connection thereto, and has duly fulfilled in all material respects with all conditions, undertakings and other obligations relating thereto. To the Company’s Knowledge, no event has occurred, and no circumstance or condition resulting from an action of the Acquired Companies exists, that could reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant, (ii) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant or (iii) a requirement that any Acquired Company return or refund any benefits provided under any Governmental Grant, an acceleration or increase of royalty payments obligation, or obligation to pay additional payments to the Chief Scientist other than royalty payments. No claim or challenge have been made by any Governmental Authority with respect to any of the Acquired Companies' entitlement to any Governmental Grant or the compliance by any of the Acquired Companies with the terms, conditions, obligations or laws relating to the Grants. To the Company’s Knowledge, none of the Acquired Companies are currently under an audit regarding any Governmental Grant. Except as set forth in Part 3.14(a) of the Company Disclosure Schedule, no Governmental Body (1) has awarded any Governmental Grant to any of the Acquired Companies or (2) is entitled to receive any royalties or other payments from any of the Acquired Companies.

(b)   The consummation of the Merger and the other transactions contemplated by this Agreement (1) except for circumstances, conditions or facts related to the Parent or any of its subsidiaries (other than the Acquired Companies), will not adversely affect the ability of any of the Acquired Companies to obtain the benefit of the Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (2) will not result in (A) the failure of any of the Acquired Companies to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, Applicable Laws, regulations, ordinances or guidelines or (B) any claim by any Governmental Body or other Person that any Acquired Company is required to return or refund, or that any Governmental Body is entitled to recapture, any benefit provided under any Governmental Grant, or that any Acquired Company is required to pay any other amount to any Government Body or other Person due to Merger and the other transactions contemplated by this Agreement.

(c)   Except as set forth in Part 3.14(c) of the Company Disclosure Schedule, no Consent of any Governmental Body or other Person is required to be obtained prior to the consummation of the Merger in order to comply with any applicable Law or Governmental Grants, to preserve the entitlement of any of the Acquired Companies to any Governmental Grant, to avoid any increase in royalty payments or rates incurred by an Acquired Company under any Governmental Grant, to avoid or reduce any other payments of an Acquired Companies to any Governmental Grant in connection with any Governmental Grant, or to avoid any change in the terms and conditions applicable to any Acquired Company under any Governmental Grant.

(d)   Part 3.14(d) of the Company Disclosure Schedule sets forth, with respect to each Governmental Grant referred to in Part 3.14(a) of the Company Disclosure Schedule: (i) the total amount of the benefits received by each Acquired Companies under such Governmental Grant and the total amount of the benefits available for future use by the Acquired Companies under such Governmental Grant; (ii) the time period in which the respective Acquired Companies received, or will be entitled to receive, benefits under such Governmental Grant; (iii) a general description of any research and development program for which such Governmental Grant was approved and the technology or product of the Acquired Companies that were developed, in whole or in part, in connection with such Governmental Grant; (iv) a description of all current and future obligations of the Acquired Companies under such Governmental Grant; (v) any royalty or other repayment schedule applicable to such Governmental Grant and the total payment or repayment due; (vi) the type of revenues from which royalty or other payments are required to be made under such Governmental Grant; and (vii) the total amount of any payments made by the Acquired Companies prior to the date of this Agreement with respect to such Governmental Grant.

(e)   Except as provided in Part 3.14(b) of the Company Disclosure Schedule no Governmental Grant imposes any restrictions on the Company’s use of any Intellectual Property or other technology or know-how developed with funds received under such Governmental Grant or gives the grantor of such Governmental Grant any rights in any such developed Intellectual Property.

(f)   The Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their business in the manner in which such business is being conducted. All such Governmental Authorizations held by the respective Acquired Companies are valid and in full force and effect. Each Acquired Company is, and at all has been, in compliance, in all material respects, with the terms and requirements of such Governmental Authorizations. Since January 1, 2013, none of the Acquired Companies has received any written notice from any Governmental Body regarding (i) any actual or alleged violation of, or failure to comply with, any term or requirement of any Governmental Authorization or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(g)   Part 3.14(g) of the Company Disclosure Schedule identifies (i) each approval of “Approved Enterprise” status that has been granted by the Investment Center to any of the Acquired Companies, and (ii) the benefits received by the Acquired Companies, or to which the Acquired Companies are entitled, pursuant to such approval. Each of the Acquired Companies that has been granted any approval for “Approved Enterprise” status by the Investment Center has fully complied with all terms and conditions included in such approval.

3.15   Tax Matters.

(a)   Each of the Acquired Companies has (a) timely filed, or has caused to be timely filed on its behalf, after taking into account any extension of time within which to file, all Tax Returns required to be filed by it, which Tax Returns were complete, accurate and correct in all material respects; and (b) timely paid, or has caused to be timely paid on its behalf, all Taxes due and owing, whether or not shown to be due on such Tax Returns. The most recent financial statements contained in the Acquired Company Reporting Documents reflect, to the Company’s Knowledge, a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all taxable periods and portions thereof through the date of such financial statements in accordance with U.S. GAAP. Except as set forth in Part 3.15(a) of the Company Disclosure Schedule, no deficiencies for any amount of Taxes have been proposed, asserted or assessed against any of the Acquired Companies as of the date hereof, and no requests for waivers of the time to assess any such Taxes are pending or have been granted. No written claim has been made by a Governmental Body in a jurisdiction where any of the Acquired Companies does not file a Tax Return that any of the Acquired Companies is subject to taxation by that jurisdiction for which the statute of limitation has not run out.

(b)   Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, as of the date hereof, no examination or audit of any Tax Return of any of the Acquired Companies or any administrative or judicial proceeding in respect of any amount of Tax is currently in progress or, to the Company’s Knowledge, threatened.

(c)   None of the Acquired Companies (i) is or ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, affiliated, combined or unitary Tax Returns, other than a group the common parent of which was the Company for which the statute of limitation has not run out, (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or (iii) has any liability for Taxes of another person (other than the Acquired Companies) as a transferee or successor.

(d)    There is no agreement, plan, arrangement or other Contract covering any employee or independent Contractor or other service provider of any of the Acquired Companies that, considered individually or considered collectively with any other such Contracts, could reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any other Tax laws having the same effect as such sections of the Code). Except as set forth in Part 3.15(d) of the Company Disclosure Schedule, there is no Contract by which any Acquired Company is bound to indemnify any individual for Tax payments under Section 409A or Section 4999 of the Code.

(e)   None of the Acquired Companies has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) or any other transaction requiring disclosure under similar provisions of state, local or foreign Tax law. None of the Acquired Companies has participated in any “reportable transaction” under Israeli Tax Ordinance section 131(g), and the respective regulations promulgated thereunder.

(f)    During the three-year period ending on the date hereof, none of the Acquired Companies was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(g)   None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in the method of accounting for a taxable period ending on or prior to the date hereof; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, Israeli or other non-Israeli income Tax law) executed on or prior to the date hereof; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, Israeli or non-Israeli income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Effective Time; or (v) prepaid amount received on or prior to the Effective Time.

(h)   Each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102(b)(2) of the Israeli Tax Ordinance (a “102 Plan”) is approved by, or deemed approved by passage of time without objection by, the Israel Tax Authority. All outstanding Section 102 Shares and Section 102 Awards, which were issued under any 102 Plan were and are currently in compliance with the applicable requirements of Section 102(b)(2) of the Israeli Tax Ordinance and the written requirements and guidance of the Israel Tax Authority.

(i)   There are no Encumbrance for Taxes on any of the Company’s assets other than liens for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with U.S. GAAP.

(j)   Part 3.15(j) of the Company Disclosure Schedule sets forth all Tax exemptions, Tax holidays or other Tax reduction or incentives agreements or arrangements applicable to the Acquired Companies (the “Tax Holidays”). The Company has made available to Parent all documentation relating to such Tax Holidays. The Acquired Companies are in full compliance with the requirements for any of such Tax Holidays. The consummation of the actions contemplated in this Agreement will not have any adverse effect on: (i) the validity and effectiveness of any Tax Holiday; and (ii) the continued qualification for the Tax Holiday or the terms or duration thereof or require any recapture of any previously claimed incentive under such Tax Holiday.

(k)   The prices and terms for the provision of any property or services among the Acquired Companies satisfy an arm’s length standard under the relevant transfer pricing Laws and all related documentation, if required by such Laws, has been timely prepared or obtained and, if necessary, retained. The Acquired Companies comply in all respects, with the requirements of Section 85A of the Israeli Tax Ordinance and the regulations promulgated thereunder.

(l)   The Acquired Companies have made valid elections to be treated as “Benefited Enterprise” or “Approved Enterprise”  and have several approved plans relating to such status (all for purposed of this Section “Special Enterprise” under the Law for Encouragement of Capital Investments, 1959 (“Encouragement Law”). The Acquired Companies have not revoked any election relating to their status as a Special Enterprise, or undertaken any action disqualifying them from qualifying as Special Enterprises. The Acquired Companies are in compliance, in all material respects, with any applicable Law and any Tax ruling and have duly fulfilled, in all material respects, all conditions, undertakings and other obligations relating to their status as a Special Enterprises. No event has occurred that could reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Special Enterprise status, or (ii) a requirement that the Acquired Companies return or refund any benefits provided under any governmental grant.

(m)   The Company has timely received an approval from the Chief Scientist to deduct currently all research and development costs and such approval has been granted following full, accurate and complete disclosure of all facts in all filings and correspondence made by the Company in connection with such approval.

(n)   None of the Acquired Companies is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

(o)   None of the Acquired Companies have ever been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(p)   Each of the Acquired Companies is tax resident only in the country in which it is incorporated. None of the Acquired Companies (except for the any Acquired Company incorporated in Israel) is managed and controlled from Israel. None of the Acquired Companies has elected, under Section 897(i) of the Code, to be taxed as a United States domestic corporation. No Acquired Company (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was, with the exception of EZchip, Inc. and EZchip Semiconductor, Inc., created or organized in the United States, such that such entity is taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(q)   None of the Acquired Companies has or has ever had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty, law or regulation in any country outside its country of formation.

(r)   In relation to goods and services tax or value added or other similar Tax, each of the Acquired Companies: (i) has been duly registered and is a taxable person; (ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions; and (iii) has not been required by the relevant authorities of customs and excise to give security.

(s)    For the purposes of this Section 3.15, any reference to an Acquired Company shall be deemed to include any Person that merged or was liquidated into an Acquired Company.

(t)   The Acquired Companies have complied in all respects with information reporting and all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Governmental Body all amounts required to be so withheld and paid under all applicable Laws.

(u)   The Acquired Companies are duly registered for the purposes of Israeli value added tax and have complied in all material respects with all requirements concerning value added Taxes (“VAT”). The Acquired Companies (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Governmental Body all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.

(v)   The Israeli Acquired Companies have timely received a valid approval to report their income for Israeli Tax in dollars beginning on its tax year 2012 pursuant to regulations promulgated under Section 130A of the Ordinance and are in full compliance with the requirements of these regulations. All adjustments required to be made for Tax purposes in the Acquired Companies books, records and Tax Returns, as a result of the change of reporting method from NIS to dollars, were duly and timely made.

3.16   Employee Benefit Plans.

(a)   Section 3.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) all other employee benefit plans, policies, programs, agreements or arrangements, and (iii) all employment, individual consulting, bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, recreation, pension, loan, salary continuation, health, life insurance, educational assistance and other employee compensation plans, policies, programs, agreements or arrangements, in each case, whether written or unwritten and whether or not subject to ERISA which are maintained, administered or contributed to by any Acquired Company for the benefit of current or former employees, Contractors (as such term is defined below) or directors of any of the Acquired Companies or with respect to which any of the Acquired Companies has any direct or indirect, actual or contingent obligation or liability (collectively, the “Benefit Plans”).

(b)   Correct and complete copies of the following documents with respect to each of the Benefit Plans have been delivered or made available to Parent by the Acquired Companies to the extent applicable: (i) any plans, sub-plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) the three most recent Forms 5500 and all schedules thereto, (iii) the three most recent actuarial report, if any, (iv) the most recent IRS determination or opinion letter, (v) the most recent summary plan descriptions required under ERISA with respect to any Benefit Plans, (vi) all material communications provided to participants since January 1, 2013, (vii) written summaries of all unwritten Benefit Plans and (viii) all material correspondence within the past three years to or from any Governmental Body relating to any Benefit Plan.

(c)   The Benefit Plans have been established, administered and maintained, in all material respects, in accordance with their terms and with all provisions of applicable Laws. Each Acquired Company has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Benefit Plan. Each Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in and subject to Section 409A(d)(1) of the Code and applicable regulations) has been established, administered and maintained substantially in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder. As of the date of this Agreement, all contributions and premium payments required to have been made under the terms of any of the Benefit Plans or by applicable Law have been timely made or accrued on the financial statements of the Company as of the date of such financial statements.

(d)   Each Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code either is covered by or has pending an application for a favorable determination or opinion letter from the IRS, and any Benefit Plan trusts intended to be exempt from U.S. federal income taxation under Section 501(a) of the Code are so exempt. To the Knowledge of the Acquired Companies, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e)   No Benefit Plan is, and neither the Acquired Companies nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or has ever sponsored, maintained, contributed to or has any liability (whether actual or contingent) in respect of (i) any defined benefit pension plan (as defined in and subject to Section 3(35) of ERISA), (ii) any pension plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (iii) any multiple employer plan (as defined in and subject to Section 413(c) of ERISA), (iv) any “multiemployer plan,” as defined in Section 3(37) of ERISA, or (v) any multiple employer welfare arrangement (within the meaning of and subject to Section 3(4) of ERISA). None of the Benefit Plans provide for, and the Acquired Companies have not incurred any current or projected liability in respect of, post-employment life, health or welfare coverage for any current or former employee, consultant, independent Contractor or director or any beneficiary thereof, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, or similar state Laws.

(f)   There are no proceedings, investigations, audits or claims now pending or, to the Company’s Knowledge, threatened against any of the Acquired Companies in respect of any Benefit Plans and there are no matters under discussion, audit or appeal with any Governmental Body relating to any Benefit Plans, nor has any of the Acquired Companies received any notice from any Governmental Body that it intends to conduct such audit or investigation. With respect to each Benefit Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of an Employee Plan in connection with which any Acquired Company or any Benefit Plan fiduciary could reasonably be expected to incur a liability have occurred; and (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred.

(g)   All Company Options have been appropriately authorized by the Board of Directors of the Company or an appropriate committee thereof as of the applicable date of grant. All Company Options have an exercise price that has never been and is not less than the fair market value of the Company Shares on the date the option was granted or materially modified (within the meaning of United States Treasury Regulation §1.409A-1(b)(5)(vi)(B)).

(h)   The obligations of all Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(i)      No Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

3.17   Labor.

(a)   Part 3.17(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Acquired Companies, and includes each employee’s name, position and title, work location, date of hire, status, actual scope of employment (e.g., full or part-time or temporary), overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation and benefits payable, maintained or contributed to or with respect to which any potential liability is borne by the Acquired Companies (whether now or in the future) to each of the listed employees and including but not limited to the following entitlements: bonus (including type of bonus, calculation method and amounts received in 2013 and 2014), deferred compensation, commissions (including calculation method and amounts received in 2013 and 2014), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments), sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement and/or any other provident fund (including managers' insurance and further education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), last compensation increase to date including the amount thereof, and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). No employee of the Acquired Companies is entitled to any benefits, entitlement or compensation that is not listed in Part 3.17(a) of the Company Disclosure Schedule. The Acquired Companies have not made any promises or commitments to any of their current or former employees (with respect to former employees, to the extent this promise or commitment is outstanding on the date of the Agreement), whether in writing or not, with respect to any future changes or additions to their compensation or benefits. None of the Acquired Companies employs any employee who is not a resident of country of such Acquired Company or any employee who is in relocation and none of Acquired Companies’ employees is working in a client's site.

(b)   Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, the employees of the Acquired Companies are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, the employment of each of the employees of the Acquired Companies is terminable with no more than one month prior notice and with respect to employees of the Acquired Companies in the United States without a prior notice. All of the employees of the Acquired Companies in the United States are “at will” employees.

(c)   Details of any Person who has accepted an offer of employment made by any of the Acquired Companies but whose employment has not yet started and any employee who was provided with or who received a notice of termination of his or her employment since January 1, 2015 are contained in Part 3.17(c) of the Company Disclosure Schedule. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, no Key Employee of any of the Acquired Companies has been dismissed in the last twelve (12) months prior to the signing date of this Agreement or has informed any Acquired Company of his or her intention to terminate employment with any Acquired Company.

(d)   None of the Acquired Companies are or have been a party to any collective bargaining agreement, or other Contract or arrangement with a labor union, trade union or other organization or body involving any of its employees or employee representatives, or is otherwise required (under any Law, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, none of the Acquired Companies are or have been a member of any employers’ association or organization. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, none of the Acquired Companies have paid, are or have been required to pay and has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. Except for extension orders which generally apply to all employees or to all employees in the Company’s sector in Israel, no extension orders apply to any of the Acquired Companies and no employee of the Acquired Companies benefits from any such extension orders. There are no and have never been any labor organizations representing, and to the Knowledge of the Acquired Companies there are no labor organizations purporting to represent or seeking to represent any employees of the Acquired Companies, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Acquired Companies, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. None of the Acquired Companies has Knowledge of any union organizing activities or proceedings of any labor union to organize any employees of the Acquired Companies. None of the Acquired Companies is engaged, or have ever been engaged in any unfair labor practice of any nature. None of the Acquired Companies are experiencing or have experienced any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the employees of the Acquired Companies.

(e)   There are no complaints, charges or claims against any of the Acquired Companies pending or, to the Knowledge of the Company, threatened with any Governmental Body or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by any of the Acquired Companies, of any individual. The Acquired Companies have been in compliance in all material respects with all Laws relating to employees, employment and labor issues, including, but not limited to: all such Laws relating to wages, hours, overtime and overtime payment, working during rest days, social benefits contributions, severance pay, termination of employment, engaging employees through services providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, the Manpower Contractors Law – 1996, the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, immigration, privacy issues, fringe benefits, employment practices, recruitment of employees, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the any of the Acquired Companies within the three (3) years prior to the signing of this Agreement.

(f)   Part 3.17(f) of the Company Disclosure Schedule sets forth a true and complete list of all present independent contractors and consultants (“Contractors”) to the Acquired Companies, and includes each Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. All Contractors can be terminated on notice of thirty days or less to the Contractor. All Contractors are and were rightly classified as independent contractors and would not reasonably be expected to be reclassified by any Governmental Body as employees of the Acquired Companies, for any propose whatsoever. According to the Contractors agreements with any of the Acquired Companies, no Contractor is entitled to any rights under the applicable labor Laws. All Contractors have received all their rights to which they are and were entitled to according to any applicable Law or Contract with the Acquired Companies. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, neither of the Acquired Companies are engaged with any personnel through manpower agencies.

(g)   No Acquired Company has any unsatisfied obligations of any nature to any of their former employees or Contractors, and their termination was in material compliance with all applicable Laws and Contracts.

(h)   All employees of the Acquired Companies have executed the Acquired Companies (as applicable) standard employment agreement and standard restrictive covenants' agreement. The Acquired Companies have made available to Parent: (i) accurate and complete copies of all such standard agreements; (ii) accurate and complete copies of all employee manuals, handbooks, policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the employees and Contractors of the Acquired Companies; (iii) a written summary of all unwritten policies, practices and customs in the Acquired Companies; (iv) accurate and complete copies of all the employment agreements with the Key Employees.

(i)   None of the Acquired Companies is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). There are no pending claims against any of the Acquired Companies under any workers’ compensation plan or policy or for short or long term disability.

(j)   To the Knowledge of the Company, no employee of the Acquired Companies: (i) has notified the Acquired Companies that he/she received an offer to join a business that may be competitive with the business of the Acquired Companies; or (ii) is in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by any of the Acquired Companies because of the nature of the business of the Acquired Companies or to the use of trade secrets or proprietary information of others.

(k)   Without derogating from any of the above representations, the Acquired Companies liability towards the employees regarding severance pay, accrued vacation and contributions to all Benefit Plans is fully funded or, if not required by any source to be fully funded, is accrued on the financial statements as of the date of such financial statements. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees employed according to Israeli Law, based on their full salaries and from their commencement date of employment. All amounts that the Acquired Companies are legally or contractually required to either (A) deduct from employees’ salaries and any other compensation or benefit or to transfer to such employees’ Benefit Plan; or (B) withhold from employees’ salaries and any other compensation or benefit and to pay to any Person as required by any applicable Law and/or Contract, in either case, have been duly deducted, transferred, withheld and paid and the Acquired Companies do not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

(l)   Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will: (i) result in or increase the amount of any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, benefits or obligation to fund benefits with respect to any current or former employee, Contractor, director or other service provider of any Acquired Company; (ii) create or otherwise result in any liability with respect to any Benefit Plan; or (iii) result in any obligation to pay any current or former directors, officers, employees and Contractors, severance pay or termination, retention or any other benefits or payments.

3.18   Environmental Matters. Each of the Acquired Companies: (i) is in material compliance with all applicable Environmental Laws; (ii) possesses all material permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance in all material respects with the terms and requirements of such Governmental Authorizations. None of the Acquired Companies has received since January 1, 2013 any notice asserting that any of the Acquired Companies is or was not in compliance with or violation of any Environmental Law, or any liability or potential liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Law. None of the Acquired Companies has generated, used, handled, stored, disposed of or released any Hazardous Substance at or from any property that the Acquired Companies own, lease, control or operate in violation of any Environmental Law or in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws. None of the Acquired Companies is a party to or is the subject of any pending, or to the knowledge of the Company threatened, Legal Proceeding alleging any material liability or responsibility under or noncompliance with any Environmental Law.

3.19   Insurance. Part 3.19 of the Company Disclosure Schedule contains a complete and accurate list of all insurance policies and all self-insurance programs and arrangements relating to the business, assets, employees and operations of the respective Acquired Companies (other than Acquired Company Benefit Plans). Copies of each of such insurance policies have been made available to Parent. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid, and the Company has reasonably determined that the dollar amounts and scope of coverage of such insurance policies (i) are adequate for the business engaged in by the Acquired Companies and (ii) comply with the applicable requirements of all Acquired Company Contracts and Legal Requirements. Since January 1, 2013, none of the Acquired Companies has received any notice or other communication regarding (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 3.19 of the Company Disclosure Schedule, there is no pending workers’ compensation claim or other claim under or based upon any insurance policy of any of the Acquired Companies.

                3.20        Transactions with Affiliates; Potential Conflicts of Interest.

(a)   Since January 1, 2013, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.20(a) of the Company Disclosure Schedule identifies each Person who is an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement. Each transaction between any Acquired Company and any affiliate of such Acquired Company has been properly authorized and approved in accordance with the Israeli Companies Law and any other applicable Legal Requirement.

(b)   To the Knowledge of the Company, except as set forth in Part 3.20(b) of the Company Disclosure Schedule, no officer or director of any of the Acquired Companies, and no other Person that owns (beneficially or of record) more than 5% of the outstanding shares of any of the Acquired Companies, and no affiliate or relative of any such officer, director or other Person: (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, licensor, licensee, customer or supplier of or to any of the Acquired Companies (excluding any interest in any publicly traded company that does not exceed 1%); (ii) owns, directly or indirectly, in whole or in part, any Acquired Company IP or any other property that any of the Acquired Companies is using or the use of which is necessary for the business of any of the Acquired Companies; (iii) has any claim, charge, action or cause of action against any of the Acquired Companies, except for any unasserted claims for accrued vacation pay, any unasserted claims for accrued benefits under Acquired Company Benefit Plans and any unasserted claims for compensation not yet payable and expense reimbursements not yet due; (iv) has received or may have a right to receive, from any of the Acquired Companies, any payment of any commission, fee or other amount (other than employment compensation or director fees); or (v) owes any money to, or is owed any money by, any of the Acquired Companies (other than, with respect to current officers and directors whose rumination was disclosed following January 1, 2014 in the Acquired Company Reporting Documents, employment compensation or director fees).

3.21   Legal Proceedings; Orders.

(a)   There is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the Knowledge of the Company, no claim or dispute  exists that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceedings.

(b)   There is no order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the material assets owned or used by any of the Acquired Companies, is subject. To the Knowledge of the Company, no director or officer of any of the Acquired Companies is subject to any order, writ, injunction, judgment or decree that prohibits such director, officer or other employee from being employed or engaged by the Acquired Companies or in or continuing any conduct, activity or practice relating to the business of the Acquired Companies or to any material assets owned or used by the Acquired Companies.

3.22   Products.

(a)   Part 3.22(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Acquired Company Product that generated more than $1,000,000 in revenues to the Acquired Companies in 2013, 2014 or in the six months ended June 30, 2015.

(b)   Except as set forth in Part 3.22(b) of the Company Disclosure Schedule, each Acquired Company Product conforms (i) and complies in all material respects with the terms and requirements of any applicable Company warranty or other Contract and with all applicable Legal Requirements and published specifications and (ii) was free of any bug, virus, design defect or other defect or deficiency at the time it was sold, licensed or otherwise made available, other than any immaterial defect that would not adversely affect in any material respect such Acquired Company Product or the operation or performance thereof.

(c)   Part 3.22(c) of the Company Disclosure Schedule contains an accurate and complete copy of the most recent “bug list” with respect to each Acquired Company Product. Assuming the Acquired Company Products are used in the manner in which they are intended to be used, none of the Acquired Company Products contains any code that would reasonably be expected to (A) materially disrupt, disable, harm or otherwise impede in any manner the operation of a computer program or a computer system or the equipment on which such code resides, or (B) materially damage or destroy any data or files residing on a computer or computer system, or compromise the privacy or data security of a user, without the consent of the user of such computer or computer system (“Malicious Code”). Each Acquired Company implements commercially reasonable measures designed to prevent the introduction of Malicious Code into Acquired Company Products.

(d)   Except as set forth in Part 3.22(d) of the Company Disclosure Schedule, no customer or other Person has asserted or threatened to assert, since January 1, 2013, any material claim against any of the Acquired Companies under or based upon any warranty relating to any Acquired Company Product. To the Knowledge of the Company, no event has occurred that would reasonably be excepted, with or without notice or lapse of time, directly or indirectly give rise to the assertion of any such claim.

3.23   Authority; Binding Nature of Agreements. The Company has all required corporate right, power and authority to enter into, execute, deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the Required Company Shareholder Vote and the Required Regulatory Approvals, to consummate the Merger and all other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.24   Board; Vote Required.

(a)   At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other Transactions. To the extent required under applicable Law, the applicable committee of the Company Board has approved this Agreement and the Merger and the other Transactions prior to the aforesaid approval of the Company Board.  No additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, including the Merger, other than obtaining the Required Company Shareholder Vote.

(b)   The affirmative vote of 75% of the voting power of the Company present and voting at the Company General Meeting (the “Required Company Shareholder Vote”) is the only vote of the holders of any shares of the Company necessary to approve this Agreement, the Merger and the other Transactions. The quorum required for the Company General Meeting is two or more shareholders present in person or by proxy and holding shares conferring in the aggregate more than 50% of the voting power of the Company, and, in the case of an adjourned meeting, any two shareholders of the Company present in person or by proxy. No vote or approval of (i) any creditor of any of the Acquired Companies, (ii) any holder of any option granted by any of the Acquired Companies, or (iii) any shareholder of any of the Company’s Subsidiaries is necessary in order to approve or permit the consummation of the Merger.

3.25   Non-Contravention; Consents. Assuming the receipt of the Consents set forth in Part 3.1 of the Company Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger, will directly or indirectly (with or without notice or lapse of time):

(a)   contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Companies;

(b)   contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Governmental Grant, or any benefit provided or available under any Governmental Grant, or other Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of any of the Acquired Companies or to any of the assets owned or used by any of the Acquired Companies;

(d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Company Contract (other than an Excluded Contract), or give any Person the right to (i) declare a default or exercise any remedy under any Acquired Company Contract, (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Company Contract, (iii) accelerate the maturity or performance or any rights or obligations of any Acquired Company Contract or (iv) cancel, terminate or modify any term of Acquired Company Contract;

(e)   result in the imposition, creation or crystallization of any Encumbrance or license upon or with respect to any asset owned or used by any of the Acquired Companies, except for Permitted Liens; or

(f)   result in, or increase the likelihood of, (i) the disclosure, release or delivery to any escrow holder, trustee or other Person of any source code of the Acquired Company Products or (ii) the transfer of any material asset of any of the Acquired Companies to any Person.

Except as may be required by the Exchange Act, the Israeli Securities Law, Israeli Companies Law, Section 721 of the Defense Production Act,  FINRA, the TASE and NASDAQ, and except as set forth in Part 3.1 of the Company Disclosure Schedule, none of the Acquired Companies was, is or will be required to make any delivery to or filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement.

3.26   Fairness Opinion. Prior to the execution of this Agreement, the Company Board has received the written opinion of Barclays Capital Inc., financial advisor to the Company (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Merger is fair to the shareholders of the Company and such opinion has not been withdrawn or modified. The Company will make an accurate and complete copy of said written opinion available to Parent concurrently with the execution of the Agreement. The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement.

3.27   Financial Advisors; Transaction Expenses.

(a)   Except for the Company Financial Advisor, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has made available to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid to or may become payable and all indemnification and other agreements related to the engagement of the Company Financial Advisor.

(b)   Part 3.27(b) of the Company Disclosure Schedule sets forth the Company’s current reasonable estimate of the Transaction Expenses to be paid through the Closing.

3.28   No Ownership of Parent Ordinary Shares. None of the Acquired Companies owns, beneficially or of record, any Parent Ordinary Shares.

3.29   Export Compliance. The Acquired Companies have not nor have any director, officer, agent, employee or other Person acting on behalf of the Acquired Companies  violated or failed to comply in any material respect with any applicable Law related to the export or reexport of goods (including products, software and technology), services and Know-how, including the Laws of (a) the Office of Foreign Assets Control in the United States Department of the Treasury, the United States Department of Commerce, (b) any other United States Governmental Body, including the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act, the Export Administration Regulations, the International Traffic in Arms Regulations or (c) any Israeli Law and regulation hereunder including the Defense Export Control Law -2007, the Law Governing the Control of Commodities and Services – 1957, the Order Regarding the Engagement in Encryption Items – 1974; the Declaration Governing the Control of Commodities and Services (Engagement in Encryption Items) (Amendment) – 1998; the Import And Export Order (Control Of Dual-Purpose Goods, Services And Technology Exports), 2006; Trading With The Enemy Ordinance, 1939, or (d) any other national government that pertain to the Acquired Companies and the Business. None of the Acquired Company Products or the Acquired Company Technology has any encryption means, or devices, or any other encrypted application. The Acquired Companies have not acquired (directly or indirectly through a nominee or representative) or developed any Technology which may be regulated under any export control regime or under any Law, including any Technology and/or patent that has been purchased from others.

3.30   Full Disclosure.

None of the information supplied or to be supplied by or on behalf of any of the Acquired Companies for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement shall comply as to form in all material respects with the requirements of all applicable Laws.

Section 4.  Representations and Warranties of Parent and Merger Sub.

Each of Parent and Merger Sub hereby represents and warrants to the Company that:

4.1   Corporate Organization.

(a)   Parent is a public company duly organized and validly existing under the laws of the State of Israel and Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. No proceedings have been commenced to strike Parent or Merger Sub from the Registry of Companies maintained by the Companies Registrar. Each of Parent and Merger Sub has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)   Each of Parent and Merger Sub is qualified to do business as a foreign corporation, and is in good standing (in those jurisdictions where such concept is recognized), under the laws of all jurisdictions where the nature of its business requires such qualification, except in each case where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and Merger Sub.

4.2   Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the right, power and authority to enter into and to perform its obligations under this Agreement. At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and Parent's charter documents, the Board of Directors of Parent has unanimously authorized and approved the execution, delivery and performance of this Agreement by Parent, and the Merger and the other Transactions. At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and its charter documents, each of the Board of Directors of Merger Sub and the Board of Directors of Parent has unanimously (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Merger Sub and Parent, as Merger Sub's sole shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that Parent, as Merger Sub's sole shareholder, vote for the approval of this Agreement, the Merger and the other Transactions. Parent, as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3   No Shareholder Vote Required. No vote of the holders of any class or series of Parent’s share capital is necessary to approve the Merger.

4.4   Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by Parent and Merger Sub, nor (2) the consummation of the Merger by Merger Sub, will directly or indirectly (with or without notice or lapse of time):

(a)   contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association and articles of association and other charter and organizational documents of Parent or Merger Sub, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or

(b)   assuming the receipt of the Consents set forth in Part 3.1 of the Company Disclosure Schedule, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, (i) any Legal Requirement, or (ii) any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject.

Except as may be required by the Exchange Act, the Israeli Securities Law, Israeli Companies Law, Section 721 of the Defense Production Act, FINRA, the TASE or the rules and regulations of NASDAQ, Parent and Merger Sub are not required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by Parent and Merger Sub or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement by Parent or Merger Sub.

4.5   Merger Sub. All of the outstanding share capital of Merger Sub is owned directly by Parent. Merger Sub is a newly formed entity with no liabilities other than those liabilities that may be owed to Parent or pursuant to the terms of this Agreement.

4.6   Broker. Except for J.P. Morgan Securities LLC, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent and Merger Sub.

4.7   No Ownership of Company Shares. Neither Parent nor any Person referred to in Section 320(c) of the Israeli Companies Law with respect to Parent and Merger Sub owns any Company Shares.

4.8   Financing. Parent currently has binding funding commitments, and at the Effective Time, Parent and Merger Sub will have the funds necessary to satisfy all of Parent’s and Merger Sub’s obligations under this Agreement, including to pay all amounts payable pursuant to Section 2.4 and to pay all fees and expenses in connection therewith (including cash available from providers of finance and any Affiliates of Parent). Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger.

4.9   Proxy Statement. The information supplied in writing by Parent and Merger Sub expressly for inclusion in the Proxy Statement, if any, shall not, as of the date first mailed to the shareholders of the Company, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

4.10   Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending or to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, that, individually or in the aggregate, would prevent the consummation of the Merger. Neither Parent nor Merger Sub nor any property or asset of Parent or Merger Sub is subject to any order issued by a Governmental Body that would prevent the consummation of the Merger.

Section 5.  Certain Covenants of the Company and Parent.

5.1   Access and Investigation. During the period from the date of this Agreement through the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), subject to applicable Legal Requirements and antitrust laws, data privacy/protection Legal Requirements and regulations relating to the exchange of information, the Company shall, and shall cause the Representatives of the Acquired Companies to: (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours upon reasonable advance notice to the respective Representatives, personnel and assets of the Acquired Companies and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) make available to Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, the Company shall promptly provide Parent with copies of: (A) all material operating and financial reports prepared by the Company for the Company Board, including (1) copies of the unaudited monthly consolidated balance sheets of the Company and its consolidated subsidiaries and the related unaudited monthly consolidated statements of operations, statements of shareholders’ equity and statements of cash flows and (2) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company Board; (B) any written materials or communications sent by or on behalf of the Company to its shareholders; (C) any material notice, document or other communication sent by or on behalf of any of the Acquired Companies to any party to any Acquired Company Contract (other Excluded Contracts) or sent to any of the Acquired Companies by any party to any Acquired Company Contract (other than Excluded Contracts and any communication that relates solely to commercial transactions between the Company and the other party to any such Acquired Company Contract and that is of the type sent in the ordinary course of business and consistent with past practices); (D) any notice, report or other document filed with or delivered or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and (E) any material notice, report or other document received by any of the Acquired Companies from any Governmental Body. Any review conducted pursuant to the access contemplated by this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies or damage or destroy any material property or assets of the Acquired Companies.

5.2   Operation of the Company’s Business.

(a)   During the Pre-Closing Period: except as (A) set forth in Schedule 5.2, (B) contemplated or permitted by this Agreement or required by Legal Requirements, or (C) approved in writing (which shall include e-mail) by Parent (which approval shall not be unreasonably withheld or delayed), (i) the Company shall conduct, and shall ensure that each of the Acquired Companies conducts, its business and operations in the ordinary course and in accordance with past practices; (ii) the Company shall preserve, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies preserves, intact its current business organization, keeps available the services of its current officers and key employees and maintains its current relations consistent with prior business practices with all Significant Suppliers, Significant Customers, distributors, landlords, creditors, licensors, licensees, key employees and other Persons having contractual or other business relationships with the respective Acquired Companies; (iii) the Company shall timely pay, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies timely pays, its debts and Taxes consistent with past practices and in compliance with all applicable terms and conditions, or laws and regulations; (iv) the Company shall collect, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies collects, its receivables in the same manner and on the same terms as such receivables have historically been collected; (v) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (B) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement; and (vi) the inventory levels maintained by the Acquired Companies shall be kept in at a level consistent in the ordinary course and in accordance with past practice in light of the normal operating requirements of the Acquired Companies and shall be adequate for the conduct of the operations of the Acquired Companies. During the Pre-Closing Period, Parent shall promptly notify the Company of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting Parent or Merger Sub that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b)   During the Pre-Closing Period, except as (A) set forth in Schedule 5.2, or (B) contemplated or permitted by this Agreement or required by Legal Requirements, the Company shall not, without the prior written consent of Parent (which approval shall not be unreasonably withheld), and shall not permit any of the other Acquired Companies to:

(i)   declare, accrue, set aside or pay any dividend (whether in cash, stock or property or any combination thereof) or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities;

(ii)   sell, issue, grant or authorize the sale, issuance or grant of (A) any shares or other securities, (B) any option, call, warrant or right to acquire any shares or other securities, or (C) any instrument convertible into or exchangeable for any shares or other securities, except that the Company may issue Company Shares upon the valid exercise of Company Options or the vesting of Company RSUs outstanding as of the date of this Agreement and identified in Part 3.3(b) of the Disclosure (the “Excluded Shares”) and may grant Company Compensatory Awards to employees hired prior to the date of this Agreement as set forth in Schedule 5.2(b)(ii)(B) (the “Excluded Awards”);

(iii)   file, amend or supplement any registration statement with respect to any shares or other securities;

(iv)   amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Share Plans or other incentive plans, any provision of any agreement evidencing any outstanding Company Compensatory Award, share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding Company Compensatory Award, option, restricted share unit, warrant or other security or any related Contract, except as otherwise specifically allowed in this Agreement;

(v)   amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;

(vi)   form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vii)   transfer any assets to any Subsidiary, other than in the ordinary course of business consistent with past practice;

(viii)   make any capital expenditure in excess of US$200,000 individually or US$700,000 in the aggregate;

(ix)   enter into or become bound by, or permit any of the assets owned or used by it to become bound by or subject to, any Material Contract or Encumbrance (other than a Permitted Lien), or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business consistent with past practice;

(x)   acquire, lease or license any right or other asset from any other Person or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset to any other Person, except in each case for immaterial assets acquired, leased, licensed, sold, transferred, pledged or disposed of by the Company in the ordinary course of business and consistent with past practices and any non-exclusive license of Acquired Company IP in the ordinary course of business consistent with past practice, or abandon, waive or relinquish any material right;

(xi)   fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Intellectual Property Rights used in or otherwise material to the Business;

(xii)   other than consistent with past practice and in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;

(xiii)   lend money to any Person, or incur or guarantee any indebtedness for borrowed money, or have any issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities, other than indebtedness to any Acquired Company in the ordinary course of business and consistent with past practice;

(xiv)   amend, in any material respect, terminate, establish or adopt any Benefit Plan or any plan, policy, arrangement or agreement that would be an Acquired Company Benefit Plan if in effect as of the date of this Agreement, forgive any loans to any of its directors, officers or employees, or except as may be required by applicable Law or the terms of any Acquired Company Benefit Plan or Contract as in effect prior to the date hereof that has been provided or made available to Parent prior to the date hereof pay or commit to pay any bonus, commission or other incentive payment or make any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

(xv)   hire or terminate any employee, officer, director or other service provider, other than hiring or firing of employees or other service providers with total annual compensation not in excess of $150,000 per Person and in the ordinary course of business consistent with past practice;

(xvi)   except as required pursuant to a Benefit Plan in effect as of the date of this Agreement or Israeli law or other applicable Legal Requirement, make any severance or termination payment to any officer or other employee;

(xvii)   change any of its product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, personnel policies or other business policies, other than in the ordinary course of business consistent with past practice, or any of its methods of accounting or accounting practices in any respect;

(xviii)   commence or settle any Legal Proceeding having an amount at issue of more than $100,000 individually or $250,000 in the aggregate;

(xix)   enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xx)   call or convene any general or special meeting of the shareholders of the Company, other than the Company General Meeting; or

(xxi)   offer, agree or commit to take any of the actions described in clauses ”(i)” through “(xx)“ of this Section 5.2(b).

(c)   During the Pre-Closing Period, the Company shall promptly following such time as the Company has Knowledge of the occurrence of such event, notify Parent in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 or Section 8 impossible or unlikely or that has had a Material Adverse Effect on the Acquired Companies. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim commenced or asserted against or with respect to any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement. No notification given to Parent pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

5.3   Certain Tax Matters. During the Pre-Closing Period:

(a)   The Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit or enter into any closing agreement without Parent’s prior written consent (which shall not be unreasonably withheld or delayed).

(b)   Except as required by an applicable Legal Requirement pertaining to Taxes or with Parent’s prior written consent (such consent not to be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries will (i) make or change any Tax election, (ii) file any Tax Return or amended Tax Return , (iii) agree to any adjustment of any Tax attribute, (iv) change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal, state, local, Israeli or other non-Israeli income Tax purposes, (v) enter into any agreement with respect to Taxes or accelerate, settle or compromise any claim, notice, refund, liability, audit report or assessment in respect of Taxes in a material manner, or (vi) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(c)   The Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of Tax Returns and reports (including previously filed Tax Returns and reports).

5.4   No Solicitation.

(a)   The Company shall and shall cause the Acquired Companies and its and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons (other than Parent, Merger Sub and their Representatives) conducted heretofore with respect to, or any that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) revoke, terminate or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Acquired Companies in connection with an Acquisition Proposal. The Company shall immediately demand that each Person which has heretofore executed a confidentiality agreement with it or any of its affiliates or any Acquired Company or any of their respective affiliates or Representatives pursuant to which the Company provided confidential information regarding the Acquired Companies after August 31, 2014 in connection with such Person’s consideration of a possible Acquisition Proposal to immediately return or destroy (and have such destruction certified in writing by such Person to the Company hereunder) all confidential information heretofore furnished by or on behalf of any Acquired Company or any of their respective affiliates or Representatives to such Person or any of such Person’s affiliates or Subsidiaries or any of such Person’s or such Person’s affiliates’ or Subsidiaries’ Representatives in connection with such Person’s consideration of a possible Acquisition Proposal.

(b)   Except as otherwise permitted by this Section 5.4, the Company agrees that none of the Acquired Companies shall, and it shall not authorize or permit the Acquired Companies’ Representatives to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction, (ii) participate in any discussions or negotiations regarding or relating to, or furnish to any Person any nonpublic information that would reasonably be expected to be used for the purposes of formulating or with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person relating to an Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its shareholders or any other Person any Acquisition Proposal, (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby, or (vi) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of the Acquired Companies, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Acquired Companies, in each such case that has made, submitted or announced, or would reasonably be expected to make, submit or announce, or with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist the making, submission or announcement of, an Acquisition Proposal. The Company agrees that any violation of the restrictions set forth in Section 5.4 by the Acquired Companies or any of their respective Representatives shall be deemed a breach of this Agreement by the Company.

(c)   Promptly, but in any event within twenty-four (24) hours, after receipt by the Company or any of the Acquired Companies of any Acquisition Proposal or any request for nonpublic information or inquiry which the Company reasonably believes would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall promptly (and with respect to any changes to any such Acquisition Proposal in any event no later than twenty-four (24) hours after the occurrence of such changes) keep Parent informed in all material respects of the status and details (including any amendments or proposed amendments (including any withdrawal thereof)) of any such Acquisition Proposal, request or inquiry.

(d)   If, in the absence of any violation of Sections 5.4(a) - (c), after the date hereof and prior to the Company General Meeting, (y) the Company receives an unsolicited, bona fide written Acquisition Proposal (for purposes of the procedures set forth in this Section 5.4(d), any Acquisition Proposal received prior to the date hereof and which is still outstanding as of the date hereof shall be deemed to have been received immediately after execution and delivery hereof and any amendment to the terms of an Acquisition Proposal shall constitute a new Acquisition Proposal) which constitutes or may constitute a Superior Proposal, and (z) the Company Board has concluded in good faith, based on the advice of its outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of its fiduciary obligations to the Company’s shareholders under the Israeli Companies Law and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements, the Company shall promptly, but in any event in less than twenty-four hours following the time of such conclusion (but in any event at least twenty-four hours prior to taking the actions set forth in (i) and (ii) below), provide to Parent written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes or may constitute a Superior Proposal, (B) that the Company Board has made the conclusions set forth in clause (z) above and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) (such notice, the “Superior Proposal Notice”) and may then take the following actions:

(i)   make available nonpublic information to the third party making such Acquisition Proposal, provided, that (x) prior to so making available, the Company receives from the third party an executed confidentiality agreement containing terms no more favorable to the third party than the terms under that certain agreement dated June 1, 2015 between the Company and Parent (the “Confidentiality Agreement”), and, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, contemporaneously with making available any such nonpublic information to such third party, the Company makes available a copy of such nonpublic information to Parent hereunder (to the extent such nonpublic information has not been previously so made available); and

(ii)   engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.

(e)   In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the Company with this Section 5.4(e), the Company Board may (y) withhold or withdraw the Company Board Recommendation or (z) approve, adopt, endorse or recommend to its shareholders a Superior Proposal (any of the foregoing actions, whether by the Company Board or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:

(i)   the Company General Meeting has not occurred;

(ii)   the Company Board has concluded in good faith, after effecting all required actions under subsection (iii) below and based on advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would constitute a breach of its fiduciary obligations to its shareholders under the Israeli Companies Law and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements; and

(iii)   the Company Board has (x) provided to Parent three Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), provided that such three Business Day period shall be extended for an additional three Business Days following each modification of the financial or other material terms of such Superior Proposal so long as the Company Board determines that such modified proposal continues to constitute a Superior Proposal, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, made available to Parent all materials and information made available to the Person making the Superior Proposal in connection with such Superior Proposal, and (z) for such three (3) Business Day period (plus each applicable extension) following the delivery to Parent of such notice and the provision of the materials and information referred to in (y) above, if requested by Parent, the Company shall make its Representatives available to discuss with Parent’s Representatives any proposed revisions to the terms and conditions of this Agreement so that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

(f)   Nothing contained in this Agreement shall be deemed to restrict the Company from making such disclosures as are necessary or required, based on the advice of the Company’s outside legal counsel, by Israeli or U.S. federal securities laws; provided that any such disclosure that constitutes a Change of Recommendation will be subject to the terms and conditions of this Agreement, including the provisions of Section 9.

(g)   The Company shall not, and shall cause the Acquired Companies and its and their respective Representatives not to, enter into any Contract with any Person that would restrict the Company’s ability to provide to Parent the information described in Section 5.4(c), and neither the Company nor any of the Acquired Companies is currently party to or bound by any Contract that prohibits the Company from providing the information described in Section 5.4(c) to Parent.  The Company shall not, and shall cause the Acquired Companies not to, terminate, waive, amend or modify, or grant permission under, or fail to enforce, any standstill, non-compete, non-solicitation or confidentiality provision in any Contract to which it or any of the Acquired Companies are or become a party relating to an Acquisition Proposal (other than any such Contract with Parent or Merger Sub).

5.5   Employee Matters.

(a)   Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement will be a “change of control” (or similar phrase) for purposes of all Company Share Plans, Benefit Plans and employment agreements, as applicable.

(b)   For a period of one year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each employee who was employed by the Company immediately prior to the Effective Time and continues to be employed by the Company throughout the Effective Time and thereafter by the Surviving Company (“Continuing Employee”) with  employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee immediately prior to the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment or amending the employment terms (including any existing policy) of any Continuing Employee at any time following the Effective Time.

(c)   To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits.  In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any continuing employee, the Surviving Company shall make its best effort to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such continuing employee and his or her covered dependents, and the Surviving Company shall make its best effort to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan.  Any vacation, sick leave or paid time off accrued but unused by a continuing employee as of immediately prior to the Effective Time shall be credited to such continuing employee following the Effective Time, and, subject to the last sentence of subsection (b) above, shall be subject to accrual limits or other forfeiture as were in the applicable Company Plan as of immediately prior to the Effective date.

(d)   No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

5.6   Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

5.7   Companies Registrar. The Company shall take all reasonable efforts to effect all necessary filings with the Companies Registrar for the purpose of updating the information with respect to each of the Acquired Companies.

Section 6.  Additional Covenants of the Parties.

6.1   Merger Proposal. As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law and filed with the Companies Registrar, and (b) the Company shall call the Company General Meeting. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law. Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law. In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable law and regulations; (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (iv) not later than two days after the date on which the approval of the Merger by the Company’s shareholders at the Company General Meeting is received, the Company shall (in accordance with Section 317(b) of Israeli Companies Law and the regulations thereunder) inform the Companies Registrar of such approval, and (v) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declares the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 6.1, “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the Israeli Companies Law.

6.2   Proxy Statement.

(a)   As promptly as practicable after the date of this Agreement, but in no event later than the earlier of fourteenth (14th) Business Day after the date hereof or prior to the filing or furnishing of any proxy statement in connection with any other Acquisition Transaction, the Company shall prepare the Proxy Statement and cause all required filings to be filed with the ISA and furnished to the SEC. The Company shall use all reasonable efforts (i) to cause the Proxy Statement to comply with all applicable Legal Requirements and (ii) to respond promptly to any comments of the SEC or its staff and any comments of the ISA or its staff. Prior to filing the Proxy Statement (or any amendment or modification thereto) with the ISA or the SEC, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall consider in good faith to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, and (z) to the extent reasonably practicable and not prohibited under applicable Law, the Company and its outside legal counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the ISA, the SEC or NASDAQ, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and the Company shall, in accordance with the procedures set forth in this Section 6.2 prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law.

(b)   Except in the case of a Change of Recommendation, the Company shall include in the Proxy Statement the Company Board Recommendation and a copy (in its entirety) of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger.

(c)   The Company shall use its reasonable commercial efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date.

6.3   Company General Meeting.

(a)   Immediately after the execution and delivery of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall take all action necessary or required under all applicable Legal Requirements to publish the notice of the Company’s shareholders meeting for voting upon the proposal to approve the Merger (the “Company General Meeting”). Subject to the notice requirements of the Israeli Companies Law and the Articles of Association of the Company, the Company General Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement, but in any event no later than 35 days after the date of the notice to the Company General Meeting. The Company shall ensure that all proxies solicited in connection with the Company General Meeting are solicited in compliance with all applicable Legal Requirements and shall otherwise comply with all Legal Requirements applicable to such meeting. Except in the case of a Change of Recommendation, the Company shall not permit the adjournment or postponement of the Company General Meeting without the prior written consent of Parent; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company General Meeting for a period of up to 14 days. Once the Company has established a record date for the Company General Meeting, the Company shall not, except in the case of a Change of Recommendation,  change such record date or establish a different record date for the Company General Meeting without the prior written consent of Parent unless required to do so by applicable Law (including, in the event that the Company General Meeting is adjourned or postponed in accordance with this Section 6.3(a), by implementing such adjournment or postponement in such a way that the Company does not establish a new record date for the Company General Meeting, as so adjourned or postponed, to the extent permissible under applicable Law).

(b)   Subject to Section 5.4, the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s shareholders vote to approve this Agreement, the Merger and the other Transactions at the Company General Meeting (the recommendation of the Company Board that the Company’s shareholders vote to approve this Agreement, the Merger and the other Transactions being referred to as the “Company Board Recommendation”). Subject to Section 5.4, the Company Board Recommendation shall not be withdrawn, qualified or modified in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw, qualify or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted.

(c)   The Company’s obligation to call, give notice of and hold the Company General Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal. The Company agrees that, unless this Agreement has been terminated in accordance with Section 9.1, it shall not submit to the vote of the Company’s shareholders any Acquisition Proposal or Acquisition Transaction prior to the vote of the Company’s shareholders with respect to this Agreement and the Merger at the Company General Meeting; provided, however, that nothing shall, upon a Change of Recommendation, prohibit the Company from submitting the Merger and the Acquisition Proposal or Acquisition Transaction to the vote of the Company’s shareholders at the same general meeting of shareholders of the Company.

(d)   The Company shall, through the Company Board, use reasonable commercial efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement and to obtain the Required Company Shareholder Vote. The Company shall, upon the reasonable request of Parent, advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company General Meeting (unless otherwise agreed to by Parent) as to the aggregate tally of proxies received by the Company with respect to the Required Company Shareholder Vote. In the event that Parent, or any Person referred to in Section 320(c) of the Israeli Companies Law shall cast any votes in respect of the Merger, Parent shall, and with respect to any Person, if Parent is aware of such vote it shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted.

6.4   Regulatory Approvals.

(a)   Each party to this Agreement shall use all commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by such Governmental Body. Without limiting the generality of the foregoing and subject to Section 6.8(b):

(i)   the Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters; and

(ii)   the Company shall use all commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the Consents set forth in Schedule 6.4(a)(ii), and any other Consents that may be required in connection with the Merger.

(b)   Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any investigation or Legal Proceeding by or before any Governmental Body with respect to this Agreement, the Merger or the other transactions contemplated hereby, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger (“Transaction Litigation”), (ii) keep the other parties informed as to the status of any such investigation or Transaction Litigation and (iii) promptly inform the other parties of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. The parties to this Agreement will consult and reasonably cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any investigation or Legal Proceeding relating to the Merger (including any Transaction Litigation); provided that, to the extent permissible under applicable law, Parent shall also have the right to participate in the defense of any such Transaction Litigation and the Company shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). In addition, except as may be prohibited by any Governmental Body or by any investigation or Legal Requirement, in connection with any such investigation or Legal Proceeding under or relating to any antitrust or fair trade or merger control law, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such investigation or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such investigation or Legal Proceeding.

(c)   As soon as practicable after the date of this Agreement, the parties shall prepare and prefile a joint voluntary notice pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended (“Exon-Florio”) with respect to the transaction contemplated by this Agreement.  No earlier than five Business Days thereafter, but as soon as practicable after the parties’ receipt of comments or other feedback from CFIUS on the prefiled notice, the parties shall formally file a joint voluntary notice pursuant to Exon-Florio with respect to the transaction contemplated by this Agreement. The parties shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the Exon-Florio review process that is reasonably available to the parties as promptly as practicable, and shall use commercially reasonable efforts to provide that information within the amount of time allowed by CFIUS.  The parties, in cooperation with each other, shall take all commercially reasonable steps advisable, necessary or desirable to finally and successfully complete the Exon-Florio review process as promptly as practicable.  Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Merger Sub shall, as a condition to receiving written confirmation by CFIUS that it has completed its review (or, if applicable, investigation) and determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement, be required to agree to sell, divest, dispose of or hold separate any material assets or businesses, or otherwise take or commit to take any action that could reasonably be expected to cause it to incur any material cost or expense.  Notwithstanding the immediately preceding sentence, to the extent requested by CFIUS, Parent shall, and shall cause any Affiliate of Parent designated by CFIUS to, become a party to the National Security Agreement, dated October 27, 2014, among the Company, Tilera Corporation (now known as EZchip Semiconductor, Inc.) and the U.S. Government, represented by the Department of Defense and the Office of Science and Technology Policy as lead agencies on behalf of CFIUS, or enter into a substantially similar agreement.

6.5   Company Compensatory Awards.

(a)   At the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each Company Option and Company RSU (each such award, a “Company Compensatory Award”) which is not vested and, as applicable, exercisable and that is outstanding immediately prior to the Effective Time (but excluding Company Compensatory Awards which vest and become exercisable as a result of the Merger) (each, a “Unvested Company Compensatory Award”), shall be assumed by Parent and converted automatically at the Effective Time into an option or, restricted share unit award, as the case may be, denominated in Parent Ordinary Shares and which has other terms and conditions substantially identical to those of the related Company Compensatory Award except that (i) the number of Parent Ordinary Shares subject to each such award shall be determined by multiplying the number of Company Shares subject to such Unvested Company Compensatory Award immediately prior to the Effective Time by a fraction (the “Award Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the average closing price of a Parent Ordinary Share on The Nasdaq Stock Market, Inc. over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded up to the nearest whole share) (the “Assumed Consideration”) and (ii) if applicable, the exercise or purchase price per Parent Ordinary Share (rounded downwards to the nearest whole cent) shall equal (x) the per share exercise or purchase price per Company Share otherwise purchasable pursuant to such Unvested Company Compensatory Award immediately prior to the Effective Time divided by (y) the Award Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the applicable adjustment requirements of Section 424 and Section 409A of the Code. From and after the Effective Time, all Unvested Company Compensatory Awards shall no longer be outstanding and shall cease to exist, and each holder of an Unvested Company Compensatory Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Assumed Consideration payable hereunder. Notwithstanding the foregoing, nothing in this Section 6.5 shall restrict any holder of a Company Compensatory Award from exercising any vested portion of the Company Compensatory Award into Company Shares, at any time prior to the Effective Time.

(b)   At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each Company Compensatory Award, which is vested and, as applicable, exercisable and that is outstanding immediately prior to the Effective Time (including Company Compensatory Awards of non-employee members of the Company Board and other holders of Company Compensatory Awards, which vest and become exercisable as a result of the Merger and the transactions contemplated by this Agreement, each a “Vested Company Compensatory Award”), shall, be canceled at the Effective Time and shall be converted automatically into the right to receive, an amount in cash, without interest thereon, determined by multiplying (1) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price (if any) of such Vested Company Compensatory Award, by (2) the number of Company Shares subject to such Vested Company Compensatory Award (the “Vested Award Consideration”). Payment of such Vested Award Consideration shall be subject to all applicable deductions and withholdings required by Law to be withheld in respect of such payment. From and after the Effective Time, all Vested Company Compensatory Awards shall no longer be outstanding and shall cease to exist, and each holder of a Vested Company Compensatory Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Vested Award Consideration payable hereunder. Notwithstanding the foregoing, if the exercise price per Company Share for any Vested Company Compensatory Award is equal to or greater than the Per Share Merger Consideration, such Vested Company Compensatory Award shall be canceled immediately prior to the Effective Time without payment of consideration. The amount of cash each holder of Vested Company Compensatory Award is entitled to receive for the Vested Company Compensatory Award held by such holder shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Vested Company Compensatory Awards held by such holder.

(c)   The Company shall take all such actions as may be necessary to provide that following the Effective Time, no holder of a Company Compensatory Award or any participant in any Company Share Plan, or other Benefit Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Company Shares, any interest in Company Shares (including any “phantom” stock or stock appreciation rights) or any other interest in the equity of the Acquired Companies, any of their Subsidiaries or the Surviving Company.

(d)   As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Share Plans) shall adopt such resolutions to effect the provisions of Section 6.4(c).

(e)   As soon as reasonably practicable after the execution of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent and its advisors, to prepare and file with the Israel Tax Authority an application for a ruling in relation to the assumption by Parent of Company Compensatory Awards granted to Israeli employees, service providers and officers of the Company which will provide, among other things that: (i) the assumption of the Unvested Company Compensatory Awards will not result in a taxable event with respect to such Company Compensatory Awards pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102, and with respect to such Unvested Company Compensatory Awards subject to Section 102 that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Company Compensatory Awards and with regard to the classification of the gain; (ii) the payments made in respect to Shares issued upon exercise or vesting of Vested Company Compensatory Awards granted under the capital gains route of Section 102 and held by the Section 102 Trustee, shall not constitute a violation of Section 102 if deposited with the Section 102 Trustee and released only after the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”); and (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the Section 102 Trustee or the Paying Agent; (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Award Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Award Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Award Tax Ruling, as promptly as practicable. To avoid doubt, the final text of the Award Tax Ruling or the Interim Award Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. If the Israeli Award Tax Ruling is not granted prior to Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming that Parent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the Section 102 Trustee (the “Interim Award Ruling“). In the event that the Israeli Award Tax Ruling has not been received by the Closing, Parent shall delay the assumption of the Company Compensatory Awards held by Israeli residents until receipt of either the Israeli Award Tax Ruling or a separate confirmation from the Israel Tax Authority that the assumption will not constitute a tax event in Israel. In the event that the Israeli Award Tax Ruling has not been received within 180 days of the Closing, and unless otherwise instructed by the Israel Tax Authority, Parent will assume the Company Compensatory Awards as provided above and shall withhold any amount that may be required under law.

Parent shall take such actions as are necessary for the assumption of Unvested Company Compensatory Award at the Effective Time, including the reservation, issuance and listing of Purchaser Ordinary Shares, as is necessary to effectuate the transactions contemplated by Section 6.4(c). Parent shall prepare and file with the SEC a registration statement on Form S-8 (to the extent available) with respect to the Purchaser Ordinary Shares subject to such assumed Unvested Company Compensatory Award and shall have such registration statement declared effective as soon as reasonably practicable following the Effective Date (but not later than 10 Business Days following the Effective Date). Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Company Compensatory Awards remain outstanding. In addition, Parent shall seek to obtain an exemption from the ISA in connection with the assumption of the Unvested Company Compensatory Award.

6.6   Tax Ruling. As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israel Tax Authority an application in form and substance reasonably acceptable to Parent for a ruling, in coordination with Parent and its advisors, that (i) with respect to non-Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the Israel Tax Authority), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the Israel Tax Authority) (other than Section 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). Each of the Company and Parent shall cause its respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submission that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. To the extent that prior to the Closing an interim Withholding Tax Ruling shall have been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

6.7   Directors’ and Officers’ Indemnification and Insurance.

(a)   From and after the Effective Time, Parent shall cause the Surviving Company to fulfill and honor the obligations of the Company pursuant to any indemnification agreements listed in Part 6.7(a) of the Company Disclosure Schedule between the Company, on the one hand, and the officers and directors of the Company and the other Acquired Companies (collectively, the “Indemnified Persons”), on the other hand (the “Indemnification Agreements”), which agreements shall survive the Merger and continue in full force and effect in accordance with their respective terms as in effect on the date of this Agreement, and any indemnification, exculpation or advancement of expenses provisions under the Articles of Association of the Company as in effect immediately prior to the date hereof; provided that such obligations shall be subject to any limitation imposed from time to time by Legal Requirements.

(b)   During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, Parent shall cause the Articles of Association of the Surviving Company to contain provisions with respect to indemnification and exemption that are at least as favorable to the Indemnified Persons as those contained in the Company’s Articles of Association as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Date in any manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Legal Requirements.

(c)   At any time prior to the Effective Time, the Company shall have the right to purchase a “tail” directors’ and officers’ liability insurance policy covering the persons who were directors and officers of the Company and the other Acquired Companies immediately prior to the Effective Time, with respect to their acts or omissions occurring prior to the Effective Time, and that by its terms shall provide coverage until the seventh (7th) anniversary of the Effective Time, such purchase shall be in consultation with Parent and, if requested by Parent, the Company shall work with Parent’s insurance brokers in connection with the purchase of such “tail” directors’ and officers’ liability insurance policy. In the event the Company purchases such “tail” directors’ and officers’ liability insurance policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” directors’ and officers’ liability insurance policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” directors’ and officers’ liability insurance policy shall be maintained in full force and effect.

(d)   If Parent or the Surviving Company or any of their successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and/or the Surviving Company set forth in this Section 6.7.

(e)   The rights of each Indemnified Person under this Section 6.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. Parent shall pay all expenses, including attorney fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations under this Section 6.7, to the extent such Indemnified Person shall be the prevailing party in the enforcement action.

6.8   Additional Agreements.

(a)   Subject to Section 6.4(a) and Section 6.8(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.4 and Section 6.8(b), each party to this Agreement (i) shall make all deliveries and filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such delivery or filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

(b)   Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any Technology or Intellectual Property Right, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any Technology or Intellectual Property Right; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies; or (vi) to contest, defend or appeal any Legal Proceeding relating to the Merger if Parent determines in good faith that contesting, defending or appealing such Legal Proceeding might not be advisable.

6.9   Disclosure. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall consult with each other before issuing any public release or making any public announcement concerning this Agreement or the transactions contemplated by this Agreement. Without derogating the foregoing, each party shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other Party shall have consented to such disclosure (which consent shall not be unreasonably withheld, conditioned or delayed), or (b) such Party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements. Each party agrees to promptly make available to the other Parties copies of any written public communications made without prior consultation with the other Parties.

6.10   Resignation of Directors. If instructed in writing by Parent prior to the Effective Time, the Company shall cause each director of each of the Acquired Companies to cease serving as a director effective as of the Effective Time.

6.11   NASDAQ and TASE Delisting of Company Shares.

(a)   Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ and TASE to enable the delisting of the Company Shares from NASDAQ and TASE and the deregistration of the Company Shares under the Exchange Act and Israeli Securities Law effective as of the close of business on the Closing Date.

(b)   If (i) the Company is required to file with or furnish to the SEC or the ISA any reports pursuant to the Exchange Act or the Israeli Securities Law following the date hereof and prior to the Effective Time or (ii) the Surviving Company is required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten (10) Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company, to extent permissible under applicable law, will use best reasonable commercial efforts to provide to Parent, at least seven (7) Business Days (with respect to the Company’s annual report on Form 20-F) or two (2) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within ten (10) Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period Report”). The Company (i) will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period Report to be filed with or furnished to the SEC prior to the Effective Time and (ii) shall coordinate with Parent any disclosure related to this Agreement, the Merger or any of the transactions contemplated hereby.

6.12   Cooperation with Debt Financing. Prior to the Closing and subject to the delivery of reasonable and customary confidentiality undertakings towards or for the benefit of the Company, the Company shall, and shall cause the Acquired Companies and their respective Representatives to, reasonably cooperate with the arrangement by Parent of the Debt Financing as may be reasonably requested by Parent, including: (i) participation in meetings, presentations, drafting sessions and rating agency presentations, and participating in reasonable and customary due diligence, in each case with or by the Financing Sources (or prospective lenders in any Debt Financing); (ii) making available to Parent and the Financing Sources, as promptly as possible after the date of this Agreement, financial and other pertinent information regarding the Company and Acquired Companies as is customary in connection with debt financing for transactions of this type; (iii) furnishing to Parent and the Financing Sources, as promptly as possible after the date of this Agreement, the Required Information; (iv) assisting in obtaining customary accountants’ comfort letters and accountants’ consents with respect to the consolidated financial statements of the Company and its Subsidiaries from the auditors of the Company, as applicable, in form and substance reasonably satisfactory to the Financing Sources for use in connection with any Debt Financing; (v) assisting Parent and the Financing Sources in the preparation of (A) customary syndication documents and materials (including assistance in creating usual and customary “public versions” of the foregoing), including a bank information memorandum and lender presentations and (B) materials for rating agency presentations, and the Company providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders, containing a customary representation that any public-side version of such information does not include material non-public information, solely to the extent such information is provided by the Company or its Subsidiaries (it being understood that all of the actions required under clauses (i) through (v) above will be performed by the Company in a prompt and timely manner in order to afford the Financing Sources a period (the "Marketing Period") of at least twenty (20) consecutive Business Days commencing on or after the date that is the later of: (y) fifteen (15) Business Days after the date hereof and prior to the Closing Date and (z) the date of receipt of the information memorandum, to syndicate the Debt Financing; provided that November 27, 2015 shall not be considered a Business Day for the purposes of the Marketing Period and such Marketing Period shall end on or prior to December 18, 2015); (vi) executing and delivering as of (but not effective before) the Effective Time definitive financing documents and certificates or other documents to the extent reasonably requested by Parent and otherwise facilitating the granting or perfection of collateral to secure any Debt Financing, including without limitation delivery of certificates representing equity interests constituting collateral and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of any debt of the Company or its Subsidiaries that Parent desires to payoff, discharge and terminate at Closing; (vii) furnishing to Parent and any Financing Sources promptly, and in any event at least 3 Business Days prior to the Closing Date, all documentation and other information as has been reasonably requested in writing at least 10 business days prior to the Closing Date required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and the Israeli Prohibition on Money Laundering Law 5760-2000; (viii) ensuring that, other than as agreed by Parent and the Financing Sources, there are no competing issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities by or on behalf of the Company or any of its Subsidiaries being offered, placed or arranged and (ix) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time reasonably requested by Parent to permit the consummation of the Debt Financing as promptly as practicable; provided, that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with such cooperation and Parent shall bear all expenses incurred by the Company, the Acquired Companies and their respective advisors, whether or not the Merger is consummated; and provided, further, that the effectiveness of any documentation executed by the Company or any of the Acquired Companies with respect thereto shall be subject to the consummation of the Merger. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the marketing of any Debt Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks, products, services, offerings or Intellectual Property Rights.

6.13   Notification of Certain Matters.

(a)   Subject to applicable Law and the instructions of any Governmental Body, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of any material notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries or Representatives, from any Governmental Body with respect to such transactions.

(b)   The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would reasonably be expected to cause the conditions set forth in Section 7 or Section 8 not to be satisfied, (ii) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the Transactions, and (iii) any change to the number of Company Shares issued and outstanding as set forth in Section 3.3 which results from anything other than actions specifically permitted by this Agreement (including the exercise of Company Options and vesting of Company RSUs); provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.13(b).

6.14   Confidentiality. The Confidentiality Agreement will continue in full force and effect in accordance with its terms.

Section 7.  Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or written waiver exclusively by each of Parent and Merger Sub, if permissible under applicable Law), at or prior to the Closing, of each of the following conditions:

7.1   Accuracy of Representations.

(a)   The representations and warranties of the Company set forth in Section 3.3(a), the first sentence of Section 3.3(b), Section 3.5(a), Section 3.23, Section 3.24(a), and the first two sentences of Section 3.24(b) (the “Fundamental Representations”) shall have been accurate in all respects as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time, except that the representations and warranties under Section 3.3(a) and the first sentence of Section 3.3(b) shall be accurate as of the date of this Agreement and at and as of the Effective Time as if made on and as of the Effective Time, subject, in each case, to (a) de minimus inaccuracies, (b) Excluded Shares and (c) Excluded Awards.

(b)   The representations and warranties of the Company in this Agreement (other than the Fundamental Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Effective Time as if made on and as of the Effective Time (in each case without regard to any qualification by or reference to “materiality”, “all material respects”, “Material Adverse Effect” or similar qualifications set forth therein), except, in each case, for such inaccuracies that would not individually or in the aggregate result in a Material Adverse Effect on the Acquired Companies.

7.2   Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Effective Time shall have been complied with and performed in all material respects.

7.3   Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.

7.4   Investment Center Approval . The approval of the Investment Center with regard to the change of control of the Company having been obtained.

7.5   Agreements and Documents. Parent and Merger Sub shall have received the following agreements and documents, each of which shall be in full force and effect:

(a)   a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.6 and 7.7 have been duly satisfied;

(b)   a certificate executed on behalf of the Company by its Chief Executive Officer certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company Board’s resolutions approving this Agreement and the Merger, (D) evidence of the receipt of the Required Company Shareholder Votes and (E) the incumbency of each of the Company’s officers authorized to sign this Agreement on behalf of the Company; and

(c    if instructed in writing by Parent prior to the Effective Time in accordance with Section 6.10, confirmation that each director of each of the Acquired Companies shall cease serving as a director of each of the Acquired Companies, effective as of the Effective Time.

7.6   Not more than 33% of the Designated Employees shall have terminated their employment with the Acquired Companies or tendered their resignation to the Acquired Companies.

7.7   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Acquired Companies.

7.8   No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or applicable to the Merger that makes consummation of the Merger illegal.

7.9   CFIUS Clearance.  The CFIUS Clearance shall have been obtained.

7.10   Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company.

Section 8.  Conditions Precedent to Obligation of the Company.

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver exclusively by the Company, if permissible under applicable Law), at or prior to the Closing, of the following conditions:

8.1   Accuracy of Representations.

(a)   The representations and warranties of Parent set forth in Sections 4.1, 4.2, 4.3 and 4.8 of this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Effective Time as if made on and as of the Effective Time.

(b)   The representations and warranties of Parent in this Agreement (other than those set forth in in Sections 4.1, 4.2, 4.3 and 4.8 of this Agreement) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all respects as of the Effective Time as if made on and as of the Effective Time (in each case without regard to any qualification by or reference to “materiality”, “all material respects”, “Material Adverse Effect” or similar qualifications set forth therein), except, in each case, for such inaccuracy that would not individually or in the aggregate result in a Material Adverse Effect on Parent or Merger Sub.

8.2   Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Effective Time shall have been complied with and performed in all material respects.

8.3   Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.

8.4   Documents. The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.

8.5   Investment Center Approval . The approval of the Investment Center with regard to the change of control of the Company having been obtained.

8.6   No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or applicable to the Merger that makes consummation of the Merger illegal.

8.7   CFIUS Clearance.  The CFIUS Clearance shall have been obtained.

8.8   Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company.

Section 9.  Termination.

9.1   Termination. This Agreement may be terminated prior to the Effective Time, except as otherwise set forth below, whether before or after approval of the Merger by the Company Shareholders:

(a)   by mutual written consent of Parent and the Company;

(b)   by either Parent or the Company if the Merger shall not have been consummated by (and including) February 5, 2016, or such other date as shall mutually be agreed in writing by the Parent and the Company (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the Outside Date solely arises from or is directly attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time;

(c)   by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)   by either Parent or the Company if (i) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof);

(e)   by Parent if a Company Triggering Event shall have occurred;

(f)   by Parent, at any time prior to the Effective Time (notwithstanding the prior approval of the Merger by the Required Company Shareholder Vote), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied and shall have failed to cure such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, or (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period);

(g)   by the Company, at any time prior to the Effective Time (notwithstanding the prior approval of the Merger by the Required Company Shareholder Vote), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and shall have failed to cure such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period);

(h)   by the Company, if (i) all the conditions to Closing set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing and that are expected to be satisfied at the Closing) have been satisfied (and remain satisfied) or waived by Parent, (ii) the Company has irrevocably confirmed in a written notice delivered to Parent that the conditions to Closing set forth in Section 8 (other than those conditions that by their nature are to be satisfied at the Closing and that are expected to be satisfied at the Closing) have been satisfied or the Company has confirmed by written notice to Parent that it is willing to waive any unsatisfied conditions in Section 8 and, in either case, that the Company stands, and will stand, ready, willing and able to consummate the Merger and (iii) Parent and Merger Sub fail to consummate the Merger within five (5) Business Days after the delivery of such written notice and the Company stood ready, willing and able to consummate the Merger through the end of such five (5) Business Day period and Parent has not delivered the Merger Sub Notice; or

(i)   by Parent, at any time prior to the Effective Time, if there shall have occurred a Material Adverse Effect on the Acquired Companies after the date hereof.

9.2   Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties, as applicable, setting forth the particular subsection of Section 9.1 pursuant to which this Agreement is being terminated. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 6.9, Section 6.14 this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty or covenant contained in this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3   Expenses; Termination Fees.

(a)   Except as otherwise provided herein, all fees and expenses incurred by a party pursuant to this Agreement shall be borne by the party incurring such fees and expenses; provided, however if (i) this Agreement is terminated by Parent pursuant to Section 9.1(d) or Section 9.1(e) or by the Company pursuant to Section 9.1(d) and (ii) solely in connection with termination of this Agreement pursuant to Section 9.1(d), at or prior to the Company General Meeting an Acquisition Proposal (which for this purpose only, (x) each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “50%” and (y) a tender offer or exchange offer relating to 50% or more of the outstanding Company Shares shall be deemed an Acquisition Proposal) shall have been disclosed, announced, commenced, submitted or made, then the Company shall make a nonrefundable cash payment to Parent, within ten Business Days after such termination, to compensate Parent for all out of pocket expenses and fees in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Merger or structuring the Merger and all fees and expenses of counsel, accountants, experts and consultants to Parent and Merger Sub, and all printing and advertising expenses) in the sum which is the higher of (i) US$3,000,000, plus VAT, if applicable, or (ii) such amount actually incurred by or on behalf of Parent, up to US$4,000,000, plus VAT, if applicable. It being understood and agreed that any fees and expenses associated with the printing, filing and mailing of the Proxy Statement and any amendments or supplements thereto and the solicitation of the Required Company Shareholder Vote shall be borne by the Company. Each of Parent and the Company shall pay 50% of all of the administrative filing fees paid in connection with the filing of any notice or other document under any applicable Israeli or other non-Israeli antitrust law or regulation or to any other Governmental Body.

(b)   Without limiting the provisions of Section 10.6, if this Agreement is terminated by Parent pursuant to Section 9.1(d) or Section 9.1(e) or by the Company pursuant to Section 9.1(d) and (A) at or prior to the time of such termination (in the case of termination pursuant to Section 9.1(e)) or prior to the date of the Company General Meeting (in the case of termination pursuant Section 9.1(d)), an Acquisition Proposal (which for this purpose only, (A) each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “50%” and (B) a tender offer or exchange offer relating to 50% or more of the outstanding Company Shares shall be deemed an Acquisition Proposal) shall have been disclosed, announced, commenced, submitted or made, and (y) the Company enters into a binding agreement and consummates an Acquisition Transaction within 12 months after the date of such termination if such termination is made pursuant to Section 9.1(e) or the Company enters into a binding agreement and consummates an Acquisition Transaction within 6 months after the date of such termination if such termination is made pursuant to Section 9.1(d) with such party with respect to whom the Acquisition Proposal was disclosed, announced, commenced, submitted or made in subsection (x), then the Company shall pay to Parent, within ten (10) Business Days after the date the Company consummates an Acquisition Transaction a nonrefundable fee in the amount of US$28,385,000 plus VAT, if applicable.

(c)   Each of Parent, Merger Sub and the Company acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such amount is payable.

Section 10.  Miscellaneous Provisions.

10.1   Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after approval of the Merger by the shareholders of the Company); provided, however, that after any such approval of the Merger by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.2   Waiver.

(a)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)   No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.3   Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall not survive the Merger and shall terminate at the Effective Time, and only the specific covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

10.4   Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.5   Governing Law; Venue. This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.9 of this Agreement or in such other manner as may be permitted by law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating to this Agreement or the Merger in any court other than the court located in Tel Aviv-Jaffa. Each party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

10.6   Specific Performance; Remedies. Each of the Company and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Company and Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.7   Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8   Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the holders of the Company Shares and the Company Compensatory Awards to receive the Per Share Merger Consideration and the rights of the Indemnified Persons pursuant to the provisions of Section 6.7 .

10.9   Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:

Mellanox Technologies, Ltd.
26 Hakidma Street
Ofer Industrial Park
Yokneam, 2069200
Attn: Gideon Rosenberg

with copies (which shall not constitute notice) to:

Hertzog, Fox and Neeman
Asia House
4 Weismann Street
Tel Aviv, 64239
Israel
Attn: Ehud Sol, Adv.
Hanan Haviv, Adv.
Yuval Meidar, Adv.

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attn: Alan C. Mendelson
Mark V. Roeder
Chad Rolston

if to the Company:

EZchip Semiconductor Ltd.
1 Hatamar Street, PO Box 527
Yokneam 20692, Israel
Attn: Chief Financial Officer

with a copy (which shall not constitute notice) to:

Naschitz, Brandes, Amir & Co.
5 Tuval Street
Tel Aviv 6789717
Israel
Fax No: 972-3-623-5005
Attn:       Sharon A. Amir, Adv.
Tuvia J. Geffen, Adv.
Tal Eliasaf, Adv.

and

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
Attn: Steven J. Glusband

10.10  Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceabe to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

10.11  Construction.

(a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e)   The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)   The “Knowledge” of the Company shall be deemed to include the actual knowledge of each executive officer or director of the Company listed in Part 10.11(f) of the Company Disclosure Schedule.

(g)   Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

(h)   The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

(i)   The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

10.12  No Other Representations and Warranties. Parent and Merger Sub, on the one hand, and the Company, on the other hand, each acknowledges and agrees that, in connection with this Agreement and the Merger, except for the representations and warranties of the Company set forth in Section 3, including the Company Disclosure Schedule, and of Parent set forth in Section 4, (a) no party (or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person) makes, and no party (or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person) has made, any representations or warranties, express or implied, relating to such party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, and (b) any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger shall not be deemed to be representations or warranties of a party for purposes of this Agreement except to the extent any such information or material is the subject of any representation or warranty set forth in this Agreement. Each party acknowledges and agrees that it is not relying on any representations or warranties, express or implied, relating to the other party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to such party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, except to the extent of the representations and warranties expressly set forth in this Agreement.

10.13  Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the commitment letter by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, the Parent and Mellanox, Inc. (the “Debt Commitment Letter”) or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby.  Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or the Merger Sub against the Financing Sources pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  The Financing Sources are intended third party beneficiaries of this Section 10.13.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Mellanox Technologies, Ltd.

By: /s/ Eyal Waldman
Name: Eyal Waldman
Title:  Chief Executive Officer

Mondial Europe Sub Ltd.

By: /s/ Eyal Waldman
Name: Eyal Waldman
Title:  Chief Executive Officer

EZchip Semiconductor Ltd.

By: /s/ Eli Fruchter
Name: Eli Fruchter
Title:  Chief Executive Officer

EXHIBITS AND SCHEDULES

-	Exhibit A – Merger Proposal

-	Company Disclosure Schedule

-	Schedule 1.1(ll) – Designated Employees

-	Schedule 5.2 – Approved Business Conduct

-	Schedule 5.2(b)(ii)(B) – Excluded Awards

-	Schedule 6.4(a)(iii) – Consents

Appendix A-2

AMENDMENT NO. 1

TO

AGREEMENT OF MERGER

BY AND AMONG

MELLANOX TECHNOLOGIES, LTD.

MONDIAL EUROPE SUB LTD.

AND

EZCHIP SEMICONDUCTOR LTD.

DATED AS OF NOVEMBER 17, 2015

A - 2 - 1

AMENDMENT NO. 1 TO AGREEMENT OF MERGER

AMENDMENT NO. 1 TO AGREEMENT OF MERGER, dated as of November 17, 2015 (this “Amendment No. 1”), by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”); Mondial Europe Sub Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); and EZchip Semiconductor Ltd., a public company formed under the laws of the State of Israel (the “Company”). Each of the parties to this Amendment No. 1 is individually referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into that certain Agreement of Merger dated as of September 30, 2015 (the “Merger Agreement”);

WHEREAS, pursuant to Section 10.1 of the Merger Agreement, the Merger Agreement may be amended by an instrument in writing signed on behalf of each of the Parties;

WHEREAS, the Parties wish to amend the Merger Agreement to reflect the changes set forth herein; and

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved this Amendment No. 1.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and for other good and valuable consideration receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Defined Terms.

Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Merger Agreement.

2.	Go-Shop Period.

2.1.
Notwithstanding any provision of the Merger Agreement to the contrary (including, without limitation, Section 5.4 of the Merger Agreement), during the period beginning on the date of this Amendment No. 1 and continuing until 6:59 a.m. (Israel time) on December 16, 2015 (the “Go-Shop Period”), the Acquired Companies and their respective Representatives shall have the right to, directly or indirectly through another Person, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction (which for the purpose of this Section 2.1, (x) each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “50%” and (y) a tender offer or exchange offer relating to 50% or more of the outstanding Company Shares shall be deemed an Acquisition Proposal) and (ii) participate in any discussions or negotiations regarding or relating to, or furnish to any Person any nonpublic information that can be used for the purposes of formulating, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or be expected to lead to, an Acquisition Proposal for a transaction substantially similar to the transaction contemplated under the Merger Agreement, pursuant to a customary confidentiality agreement on terms, that taken as a whole, are not materially more favorable to such Person than the provisions of the Confidentiality Agreement and which does not prohibit the Company from complying with its obligations under Section 2.2 below and (subject to Section 2.3 below) Section 5.4 of the Merger Agreement, provided, that all such information and data has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person.

A - 2 - 2

2.2.
No later than twenty-four (24) hours after the end of the Go-Shop Period, the Company shall notify Parent in writing of the identity of each person from whom the Company has received an Acquisition Proposal prior to the end of the Go-Shop Period that has not been withdrawn and for which the Company Board determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a Superior Proposal and provide to Parent (x) a copy of any such Acquisition Proposal made in writing (including financing commitments) to the Company or any of its Subsidiaries and (y) a written summary of the material terms of any such Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally).

2.3.	The obligations of the Company pursuant to first two sentences of Section 5.4(a) and Section 5.4 (b), (c) and (d) of the Merger Agreement shall not apply during the Go-Shop Period.

2.4.	Section 5.4(e)(iii) of the Merger Agreement shall be amended by replacing references to “three Business Days” with “five Business Days”.

2.5.
For removal of doubt, the Company Board shall not be allowed to effect a Change of Recommendation other than in connection with a Superior Proposal which has not been withdrawn and continues to be a Superior Proposal and after compliance by the Company with Section 5.4(e) of the Merger Agreement (as amended by Section 2.4 of this Amendment No. 1).

2.6.
The obligations of the Company pursuant to Sections 6.13(a) and 6.13(b)(i) of the Merger Agreement shall not apply during the Go-Shop Period insofar as they relate to any matters permitted pursuant to Section 2.1 of this Amendment No. 1.

A - 2 - 3

3.	Additional Amendments to the Merger Agreement.

3.1.	The reference in Section 9.1(b) of the Merger Agreement to “February 5, 2016” shall be replaced with “April 16, 2016”.

3.2.	The words “Termination Fees” shall be deleted from the title of Section 9.3.

3.3.	Section 9.3(b) of the Merger Agreement shall be deleted in its entirety.

3.4.	The words “termination fees” shall be deleted from the definition of “Superior Proposal” in Section 1.1(nnnn) of the Merger Agreement.

4.	Additional Agreements.

4.1.	Merger Proposal.

4.1.1.
As promptly as reasonably practicable after the execution and delivery of this Amendment No. 1, the Company and Merger Sub shall amend the merger proposal (in the Hebrew language), which was previously filed with the Companies Registrar, to reflect this Amendment No. 1 (the “Amended Merger Proposal”); such Amended Merger Proposal to be executed in accordance with Section 316 of the Israeli Companies Law and filed with the Companies Registrar.

4.1.2.	Any and all references in the Merger Agreement to the Merger Proposal shall also apply to the Amended Merger Proposal, as applicable.

4.2.	General Meeting.

4.2.1.
Notwithstanding Section 6.3(a) of the Merger Agreement, the Company undertakes after the execution of this Amendment No. 1, but in no event later than 48 hours after the end of the Go-Shop Period (the “Notice Deadline”), to take all actions necessary or required under all applicable Legal Requirements to publish the notice of the Company’s shareholders meeting for voting upon the proposal to approve the Merger (the “New Company General Meeting”). Subject to the notice requirements of the Israeli Companies Law and the Articles of Association of the Company, the New Company General Meeting shall be held no later than 35 days after the Notice Deadline.

4.2.2.
Any and all references in the Merger Agreement to the Company General Meeting shall also apply to the New Company General Meeting; provided, however, that notwithstanding anything to the contrary in the Merger Agreement, in the event that the Company Board effects a Change of Recommendation in connection with a Superior Proposal, Section 6.3 of the Merger Agreement shall cease to apply and shall be deemed null and void.

A - 2 - 4

4.3.
Proxy Statement. The Company shall prepare, file and mail a new proxy statement in connection with the New Company General Meeting as required by any applicable laws, and Section 6.2 of the Merger Agreement shall apply to such new proxy statement, with the necessary changes.

4.4.
Termination.  Section 9.1 of the Merger Agreement shall be amended to add the following new subsection 9.1(j):

    “(j)    by the Company, at any time prior to the Company General Meeting, if the Company Board shall have effected a Change of Recommendation in accordance with the terms of this Agreement.”

5.	No Other Change.

The Parties hereby acknowledge and agree that the other terms and provisions of the Merger Agreement shall not be affected by this Amendment No. 1 and shall continue in full force and effect.

6.	Counterparts; Facsimile Execution

This Amendment No. 1 may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile or .pdf execution and delivery of this Amendment No. 1 is legal, valid and binding for all purposes.

7.	Miscellaneous Provisions

Section 10 of the Merger Agreement shall apply mutatis mutandis to this Amendment No. 1.

[The remainder of this page is intentionally left blank]

A - 2 - 5

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment No. 1 to be duly executed by their respective authorized signatories as of the date first indicated above.

Mellanox Technologies, Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	CEO

Mondial Europe Sub Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	CEO

EZchip Semiconductor Ltd.

By:	/s/ Eli Fruchter
Name:	Eli Fruchter
Title:	CEO

A - 2 - 6

Appendix B

745 Seventh Avenue New York, NY 10019 United States

September 30, 2015

Board of Directors
EZchip Semiconductor Ltd.
1 Hatamar Street, P.O.B. 527
Yokneam 20692
Israel

Members of the Board of Directors:

We understand that EZchip Semiconductor Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Mellanox Technologies, Ltd. (“Mellanox”), a public company formed under the laws of the State of Israel, pursuant to which Mondial Europe Sub Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of Mellanox (the “Merger Sub”) shall be merged with and into the Company (as the absorbing company), and, upon consummation of the merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the merger (the “Surviving Company”).  The Surviving Company shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Mellanox.  We further understand that, upon the effective time of the merger, each of the ordinary shares of the Company, nominal value NIS 0.02 per share (the “Company Shares”), outstanding as of the effective time of the merger (other than any Company Shares held by the Company, Mellanox, Merger Sub, any wholly owned subsidiary of the Company or any wholly owned subsidiary of Mellanox or held in the Company’s treasury) shall be deemed to have been transferred to Mellanox in exchange for the right to receive a cash amount equal to US$25.50 (without interest), subject to the terms and conditions of the Agreement (as defined below).  The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement of Merger by and among Mellanox, Merger Sub and the Company dated as of September 30, 2015 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement. All capitalized terms used but undefined herein shall have the meanings ascribed to them in the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the Proposed Transaction.  We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction.  Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.  In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the shareholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of September 30, 2015, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2014 and December 31, 2013, Mellanox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Reports on Form 6-K, filed with the Securities and Exchange Commission on August 12, 2015 and May 13, 2015 relating the Company’s earnings releases for the fiscal quarters ended June 30, 2015 and March 31, 2015, and Mellanox’s Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2015 and March 31, 2015, and other filings with the Securities and Exchange Commission that we deemed relevant; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) a trading history of the Company’s ordinary shares from September 28, 2010 to September 28, 2015 and a comparison of that trading history with those of other companies that we deemed relevant and with Mellanox; (5) a comparison of the historical financial results and present financial condition of the Company and Mellanox with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company; and (8) published estimates of independent research analysts with respect to the future financial performance of Mellanox (the “Mellanox Projections”).  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections.  We have not been provided with, and did not have any access to, financial projections of Mellanox prepared by management of Mellanox.  Accordingly, with the Company’s permission, we have assumed that the Mellanox Projections are a reasonable basis upon which to evaluate the future financial performance of Mellanox and that Mellanox will perform substantially in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us.  In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto.  We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and in accordance with any Israeli law requirements to the extent applicable to the Proposed Transaction.  We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services. In consideration of this opinion we will receive a fixed fee, payable no later than the earlier of (i) 90 calendar days after the date hereof and (ii) the Closing Date.  An additional fee in consideration of our advisory services is contingent upon the consummation of the Proposed Transaction.  In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement.  We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.  In the past two years, we have performed investment banking and financial services for the Company (specifically, advising the Company in 2014 on its acquisition of Tilera Corporation). In addition, we continue to execute a small scale buy-back program for the Company, and have been doing so since May 2015, for which we have been and will continue to receive customary fees in connection therewith. We have also performed the following investment banking services for Mellanox in the past five years: a joint bookrunner on Mellanox’s $110 million follow-on equity offering in September 2011, for which we have received customary fees in connection therewith.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Mellanox for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is solely for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.  This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Proposed Transaction.

Very truly yours, /S/ BARCLAYS CAPITAL INC. BARCLAYS CAPITAL INC.